UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2024 to September 30, 2024)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (“KEPCO”)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4218

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses and investments related to the businesses mentioned above.

4.	Consolidated subsidiaries

	(As of September 30, 2024)

Listed	Unlisted	Total
2	164	166

5.	Major changes in management

A.	On February 21, 2024, Mr. Oh, Heung-Bok was appointed as a standing director for a term of two years in replacement of Mr. Seo, Guen-Bae whose position changed.

B.	On April 29, 2024, Mr. Kang, Hoon was appointed as a non-standing director for a term of two years in replacement of Ms. Kim, Jae-Shin whose term of office expired.

C.	On July 9, 2024, Mr. Lee, Sung-Ho was appointed as a non-standing member of the Audit Committee for a term of two years in replacement of Ms. Kim, Jae-Shin whose term of office expired.

D.	On July 19, 2024, Mr. Lee, Jung-Bok, Chief Business Management Officer and standing director, resigned from all his positions.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: 3.2 trillion Won (Authorized capital: 6 trillion Won)

B.	Total number of issued shares: 641,964,077

(Total number of authorized shares for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividend for fiscal year 2023.

II.	Business Overview

1.	Consolidated financial results by segment for a nine-month period ended September 30, 2023 and 2024

(In billions of Won)

	January to September 2023		January to September 2024
	Sales	Operating profit	Sales	Operating profit
Electricity sales	63,893	-7,906	68,664	395
Nuclear generation	7,343	-162	10,205	1,794
Thermal generation	28,505	1,483	25,161	3,337
Plant maintenance & engineering service	2,173	242	2,353	306
Others(1)	1,722	127	1,600	114
Subtotal	103,635	-6,215	107,983	5,947
Adjustment for related- party transactions	-37,949	-238	-38,113	-1

Total	65,686	-6,453	69,870	5,946

Note:

(1)	Others relate to business areas including overseas businesses, etc..

2.	Changes in unit prices of major products for a nine-month period ended September 30, 2023 and 2024

				(In Won per kWh)

Business sector		Company	January to September 2023	January to September 2024
Electricity sold	Residential	KEPCO	149.65	158.14
	Commercial		168.59	173.42
	Educational		138.24	143.62
	Industrial		150.94	164.91
	Agricultural		74.68	81.87
	Street lighting		154.00	161.64
	Overnight usage		99.61	107.86
Electricity from nuclear generation	Nuclear Generation	KHNP	54.85	73.20
Electricity from thermal generation	Thermal generation	KOSEP	157.86	143.34
		KOMIPO	181.13	159.5
		KOWEPO	179.70	168.03
		KOSPO	194.48	175.21
		EWP	175.39	158.71

3.	Power purchase from generation subsidiaries for a nine-month period ended September 30, 2024

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	136,660	10,017
KOSEP	28,701	4,110
KOMIPO	34,812	5,552
KOWEPO	28,037	4,707
KOSPO	28,374	4,970
EWP	25,272	4,009
Others	152,009	24,306
Closing adjustment	—	3,413

Total	433,864	61,082

4.	Intellectual property as of September 30, 2024

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	3,792	19	131	69	4,011
Generation subsidiaries	3,999	54	91	253	4,397

Total	7,791	73	222	322	8,408

III.	Financial Information

1.	Condensed consolidated financial results as of and for a nine-month period ended September 30, 2023 and 2024

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to September 2023	January to September 2024	Change		December 31, 2023	September 30, 2024	Change
Sales	65,686	69,870	4,184	Total assets	240,244	243,801	3,557
Operating profit (loss)	-6,453	5,946	12,399	Total liabilities	204,063	204,125	62
Net income (loss)	-5,982	2,590	8,572	Total equity	36,181	39,677	3,496

2.	Condensed separate financial results as of and for a nine-month period ended September 30, 2023 and 2024

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to September 2023	January to September 2024	Change		December 31, 2023	September 30, 2024	Change
Sales	63,893	68,664	4,771	Total assets	133,315	137,193	3,878
Operating profit (loss)	-7,906	395	8,301	Total liabilities	118,286	119,466	1,180
Net income (loss)	-7,007	-831	6,176	Total equity	15,028	17,727	2,699

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors and one standing director.

2. Board meetings and agenda for a nine-month period ended September 30, 2024

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
10	28	22	6

*	The audit committee held 11 meetings with 41 agenda (of which, 21 were approved as proposed and 20 were accepted as reported).

3. Major activities of the Board of Directors for a nine-month period ended September 30, 2024

Date	Agenda	Results	Type
January 15, 2024	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed	Resolution
January 19, 2024	Approval of the safety management plan of 2024	Approved as proposed	Resolution
February 6, 2024	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	Approved as proposed	Resolution

February 23, 2024	Approval to call for the annual general meeting of shareholders for the fiscal year 2023	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2023	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2024	Accepted as proposed	Resolution
	Approval of early contribution to Korea Institute of Energy Technology in 2024	Accepted as proposed	Resolution
	Report on the annual management of commercial papers in 2023	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report
	Report on audit results for 2023	Accepted as reported	Report

March 22, 2024	Approval of Next-Gen Power Information System development	Approved as proposed	Resolution

April 19, 2024	Approval of the plan for stock sale through listing KEPCO KDN on the stock market	Deferred	Resolution
	Approval on the sale of the former Majang Materials Management Center site	Approved as proposed	Resolution

May 17, 2024	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of personnel increase	Approved as proposed	Resolution
	Approval on introduction of a Childbirth Grant Welfare Program	Approved as proposed	Resolution
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2024-2025)	Accepted as reported	Report

June 20, 2024	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of nomination of the candidate of a member of Audit Committee	Approved as proposed	Resolution
	Approval of appointment of a member of ESG Committee	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	Approved as proposed	Resolution
	Approval of alternation on utilization project of Gwanak-Dongjak regional office site	Approved as proposed	Resolution
	Approval of the mid-to long-term financial management plan (2024~2028)	Approved as proposed	Resolution
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2024	Approved as proposed	Resolution
	Approval of contribution to Korea Institute of Energy Technology in 2024	Conditionally Approved	Resolution

August 1, 2024	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

September 27, 2024	Report on financial statements for the first half of 2024	Accepted as reported	Report

4. Attendance Status of Non-standing directors for a nine-month period ended September 30, 2024

Date	Agenda	Han, Jin- Hyun	Kim, Jae-Shin	Kim, Jong- Woon	Kim, Jun-Ki	Park, Chung- Kun	Kim, Sung- Eun	Lee, Sung-Ho	Cho, Seong- Jin	Kang, Hoon

January 15,2024	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	Absent	For	For	For	For	Before Appointment

January 19, 2024	Approval of the safety management plan of 2024	For	For	For	For	For	For	For	For	Before Appointment

February 6, 2024	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	For	For	For	For	For	For	Absent	For	Before Appointment

February 23, 2024	Approval to call for the annual general meeting of shareholders for the fiscal year 2023	For	For	For	For	For	For	For	For	Before Appointment
	Approval of consolidated and separate financial statements for the fiscal year 2023	For	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2024	For	For	For	For	For	For	For	For
	Approval of early contribution to Korea Institute of Energy Technology in 2024	For	Against	For	Against	For	Against	For	For
	Report on the annual management of commercial papers in 2023	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2023	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2023	Agenda for Report
	Report on audit results for 2023	Agenda for Report

March 22, 2024	Approval of Next-Gen Power Information System development	For	For	Absent	For	For	For	For	For	Before Appointment

April 19, 2024	Approval of the plan for stock sale through listing KEPCO KDN on the stock market	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred	Before Appointment
	Approval on the sale of the former Majang Materials Management Center site	For	For	For	For	For	Against	For	Against

May 17, 2024	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	Retired	For	For	For	For	For	For	For
	Approval of personnel increase	For		For	For	For	For	For	For	For
	Approval on introduction of a Childbirth Grant Welfare Program	For		For	For	For	For	For	For	For
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2024-2025)	Agenda for Report		Agenda for Report
June 20, 2024	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	Retired	For	For	Absent	For	For	For	For
	Approval of nomination of the candidate of a member of Audit Committee	For		For	For	Absent	For	For	For	For
	Approval of appointment of a member of ESG Committee	For		For	For	Absent	For	For	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	For		For	For	Absent	For	For	For	For
	Approval of alternation on utilization project of Gwanak-Dongjak regional office site	For		For	For	Absent	For	For	For	For
	Approval of the mid-to long-term financial management plan (2024~2028)	For		For	For	Absent	For	For	For	For
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2024	For		For	For	Absent	For	For	For	For
	Approval of contribution to Korea Institute of Energy Technology in 2024	For on conditions		Deferred*	For on conditions	Absent	Against	For on conditions	Deferred*	For on conditions

August 1, 2024	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	Retired	For	For	For	For	For	For	For
September 27, 2024	Report on financial statements for the first half of 2024	Agenda for Report	Retired	Agenda for Report

Attendance Rate		100%	100%	90%	90%	90%	100%	90%	100%	100%

*

‘Deferred’ regarding the approval of contribution to Korea Institute of Energy Technology in 2024 do not indicate that resolution of the agenda is deferred but individual directors’ votes were deferred.

5. Attendance Status of Standing directors for a nine-month period ended September 30, 2024

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Lee, Jung-Bok	Lee, Jun-Ho	Oh, Heung- Bok	Seo, Chul-Soo	Seo, Guen- Bae
January 15, 2024	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	For	Before Appointment	For	For
January 19, 2024	Approval of the safety management plan of 2024	For	For	For	For	Before Appointment	For	For
February 6, 2024	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	For	For	For	For	Before Appointment	For	For
February 23, 2024	Approval to call for the annual general meeting of shareholders for the fiscal year 2023	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2023	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2024	For	For	For	For	For	For	For
	Approval of early contribution to Korea Institute of Energy Technology in 2024	For	For	For	For	For	For	For
	Report on the annual management of commercial papers in 2023	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2023	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2023	Agenda for Report
	Report on audit results for 2023	Agenda for Report

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Lee, Jung-Bok	Lee, Jun-Ho	Oh, Heung- Bok	Seo, Chul-Soo	Seo, Guen- Bae
March 22, 2024	Approval of Next-Gen Power Information System development	For	For	For	For	For	For	For
April 19, 2024	Approval of the plan for stock sale through listing KEPCO KDN on the stock market	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Approval on the sale of the former Majang Materials Management Center site	For	Against	For	For	For	For	For
May 17, 2024	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For
	Approval of personnel increase	For	For	For	For	For	For	For
	Approval on introduction of a Childbirth Grant Welfare Program	For	For	For	For	For	For	For
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2024-2025)	Agenda for Report

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Lee, Jung-Bok	Lee, Jun-Ho	Oh, Heung- Bok	Seo, Chul-Soo	Seo, Guen- Bae
June 20, 2024	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Absent	For	For	For	For	For	For
	Approval of nomination of the candidate of a member of Audit Committee	Absent	For	For	For	For	For	For
	Approval of appointment of a member of ESG Committee	Absent	For	For	For	For	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	Absent	For	For	For	For	For	For
	Approval of alternation on utilization project of Gwanak-Dongjak regional office site	Absent	For	For	For	For	For	For
	Approval of the mid-to long-term financial management plan (2024~2028)	Absent	For	For	For	For	For	For
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2024	Absent	For	For	For	For	For	For
	Approval of contribution to Korea Institute of Energy Technology in 2024	Absent	Deferred*	For on conditions	For	For	For	For
August 1, 2024	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	Retired	For	For	For	Absent
September 27, 2024	Report on financial statements for the first half of 2024	Agenda for Report		Retired	Agenda for Report

Attendance Rate		90%	100%	100%	100%	100%	100%	100%

*

‘Deferred’ regarding the approval of contribution to Korea Institute of Energy Technology in 2024 do not indicate that resolution of the agenda is deferred but individual directors’ votes were deferred.

6. Major activities of the Audit Committee for a nine-month period ended September 30, 2024

Date	Agenda	Results	Type
January 19, 2024	Approval of audit plans for 2024	Approved as proposed	Resolution
	Approval of Clean KEPCO branch office certification	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on audit education plans in 2024	Accepted as reported	Report
	Report on independence of independent auditors	Accepted as reported	Report

February 16, 2024	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

February 23, 2024	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2023	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report
	Report on audit results by the independent auditor for the fiscal year 2023	Accepted as reported	Report
	Report on audit results for 2023	Accepted as reported	Report

March 14, 2024	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2023	Accepted as reported	Report
	Report on audit results for January and February of 2024	Accepted as reported	Report

April 19, 2024	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2023 to be filed with the U.S. Securities and Exchange	Accepted as reported	Report
	Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2023 to be filed with the U.S. Securities and Exchange	Accepted as reported	Report
	Report on audit results for March of 2024	Accepted as reported	Report

May 17, 2024	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit for subsidiaries by the independent auditor	Rejected	Resolution
	Report on audit results for April of 2024	Accepted as reported	Report
June 20, 2024	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Auditor’s review report for the fiscal year of 2023	Accepted as reported	Report
	Auditor’s review report for the first quarter of 2024	Accepted as reported	Report
	Report on audit results for May of 2024	Accepted as reported	Report
July 18, 2024	Approval to appoint the chairman of the Audit Committee	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Independent auditor’s report on the audit plans for the fiscal year 2024	Accepted as reported	Report
	Report on audit results for June of 2024	Accepted as reported	Report
September 5, 2024	Approval of joint selection of independent auditors for the period from fiscal year 2025 to 2027	Accepted as amended	Resolution
	Approval of amendments to the Internal Audit Guidelines	Accepted as amended	Resolution
	Approval on the suggestions of the Audit committee regarding sale of the former Majang Materials Management Center site	Approved as proposed	Resolution
September 26, 2024	Approval of Clean KEPCO branch office certification	Approved as proposed	Resolution
	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Approved as proposed	Resolution
	Auditor’s review report for the first half of 2024	Accepted as reported	Report
	Report on audit results for the first half of 2024, July and August of 2024	Accepted as reported	Report
October 18, 2024	Report on audit results for September of 2024	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

7. Attendance Status of the Audit Committee for a nine-month period ended September 30, 2024

Date	Agenda	Kim, Jae-Shin	Kim, Sung-Eun	Lee, Sung-Ho	Jun, Young- Sang
January 19, 2024	Approval of audit plans for 2024
Approval of Clean KEPCO branch office certification
	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Before Appointment	Attended
Report on audit education plans in 2024
Report on independence of independent auditors

February 16, 2024	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Before Appointment	Attended

February 23, 2024	Prior approval for non-audit service for subsidiaries by the independent auditor
Approval of for the consolidated and separate financial statements and business report for the fiscal year 2023
	Report on internal control over financial reporting for the fiscal year 2023	Attended	Attended	Before Appointment	Attended
Report on the evaluation on internal control over financial reporting for the fiscal year 2023
Report on audit results by the independent auditor for the fiscal year 2023
Report on audit results for 2023

March 14, 2024	Approval of investigation result on the agenda for the annual general meeting of shareholders
	Approval of auditor’s report for the annual general meeting of shareholders	Attended	Attended	Before Appointment	Attended
Report on audit results by the independent auditor for the fiscal year 2023
Report on audit results for January and February of 2024

April 19, 2024	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Before Appointment	Attended
Prior approval for non-audit for subsidiaries by the independent auditor
Report on the Form 20-F for the fiscal year 2023 to be filed with the U.S. Securities and Exchange
Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2023 to be filed with the U.S. Securities and Exchange
Report on audit results for March of 2024

May 17, 2024	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Before Appointment	Attended
Prior approval for non-audit for subsidiaries by the independent auditor
Report on audit results for April of 2024

June 20, 2024	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Before Appointment	Attended
Auditor’s review report for the fiscal year of 2023
Auditor’s review report for the first quarter of 2024
Report on audit results for May of 2024

July 18, 2024	Approval to appoint the chairman of the Audit Committee	Retired	Attended	Attended	Attended
Prior approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit for subsidiaries by the independent auditor
Independent auditor’s report on the audit plans for the fiscal year 2024
Report on audit results for June of 2024

September 5, 2024	Approval of joint selection of independent auditors for the period from fiscal year 2025 to 2027	Retired	Attended	Attended	Attended
Approval of amendments to the Internal Audit Guidelines
Approval on the suggestions of the Audit committee regarding sale of the former Majang Materials Management Center site

September 26, 2024	Approval of Clean KEPCO branch office certification	Retired	Attended	Attended	Attended
Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees
Auditor’s review report for the first half of 2024
Report on audit results for the first half of 2024, July and August of 2024

October 18, 2024	Report on audit results for September of 2024	Retired	Attended	Attended	Attended

Attendance Rate		100%	100%	100%	100%

*	Mr. Lee, Sung-Ho was appointed as a member of the Audit Committee on July 9, 2024, in replacement of Ms. Kim, Jae-Shin who retired on July 8, 2024.

V. Shareholder’s Meetings

1. Summary of shareholder’s meetings for a nine-month period ended September 30, 2024

Type	Agenda	Results
Extraordinary General Meeting held on February 21, 2024	Election of a Standing Directors	Approved as proposed

Annual General Meeting held on March 26, 2024	Approval of the consolidated and separate financial statements for the fiscal year 2023	Approved as proposed

	Approval of the maximum aggregate amount of remuneration for directors in 2024	Approved as proposed

Extraordinary General Meeting held on July 9, 2024	Election of a Non-Standing Director	Approved as proposed

VI. Shareholders

1. List of shareholders as of September 30, 2024

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	43,780,244	6.82
Public (Non-Koreans)	Common Shares	987	82,467,371	12.85
	American depositary shares (ADS)	1	10,658,238	1.66
	Public (Koreans)	590,106	176,961,166	27.57
	Total	591,097	641,944,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII. Directors and employees as of and for a nine-month period ended September 30, 2024 (KEPCO Only)

1. Directors

(In thousands of Won)

Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	801,878	133,646	Excluding members of the Audit Committee
Non-standing director		6	135,000	22,500
Member of Audit Committee	Standing director	1	130,470	130,470	—
	Non-standing director	2	45,000	22,500	—
Total		15	1,112,349	74,156	—

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,197	110	17,307	15.1	1,222,677,002	69,881
Female	5,170	70	5,240	14.1	314,129,451	59,265
Total	22,367	180	22,547	14.9	1,536,806,453	67,413

VIII. Other Information Necessary for the Protection of Investors

1. Pending legal proceedings as of September 30, 2024

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	724	860
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	254	768

2. Sanctions as of September 30, 2024

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
April 9, 2024	The head of a power plant under Korea Hydro & Nuclear Power Co., Ltd. (Current)	29yrs	Prosecution with detention	Occupational embezzlement, The Criminal Act	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: December 10, 2024

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim consolidated financial statements

For each of the nine-month periods ended September 30, 2024 and 2023 with the independent auditor’s review report

Ernst & Young Han Young 2-4F, 6-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: + 82 2 783 5890 ey.com/kr

Report on review of interim consolidated financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

Korea Electric Power Corporation

We have reviewed the accompanying interim consolidated financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of September 30, 2024, and the related interim consolidated statements of comprehensive income or loss for each of the three-month and nine-month periods ended September 30, 2024 and 2023, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for each of the nine-month periods ended September 30, 2024 and 2023, and a summary material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2023, and the related consolidated statement of comprehensive income or loss, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 11, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 14, 2024

This review report is effective as of November 14, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For each of the nine-month periods ended September 30, 2024 and 2023

“The accompanying interim consolidated financial statements, including all footnotes and disclosures,

have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

President/CEO

Korea Electric Power Corporation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of financial position

as of September 30, 2024 (Unaudited) and December 31, 2023

In millions of Won	Note	September 30, 2024		December 31, 2023
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	3,664,577	4,342,887
Current financial assets, net	5,6,9,11,12,13,44,46		4,595,837	3,107,397
Trade and other receivables, net	5,8,20,24,44,45,46		11,241,372	11,985,735
Inventories, net	14		9,420,346	8,875,615
Income tax receivables			94,438	69,612
Current non-financial assets	15		1,113,096	1,109,321
Assets held-for-sale	41		45,648	45,648

Total current assets			30,175,314	29,536,215

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		3,784,469	3,546,214
Non-current trade and other receivables, net	5,8,20,44,45,46		2,160,265	2,193,587
Property, plant and equipment, net	18,24,27,48		181,675,575	179,875,535
Investment properties, net	19,27		223,537	185,527
Goodwill	16		99,145	99,156
Intangible assets other than goodwill, net	21,27,45		947,255	1,033,984
Investments in associates	4,17		6,441,632	6,176,889
Investments in joint ventures	4,17		4,010,350	3,485,699
Defined benefit assets, net	25		24,095	70,187
Deferred tax assets			13,889,655	13,161,802
Non-current non-financial assets	15		370,149	350,170

Total non-current assets			213,626,127	210,178,750

Total assets	4	~~W~~	243,801,441	239,714,965

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of financial position, Continued

as of September 30, 2024 (Unaudited) and December 31, 2023

In millions of Won	Note	September 30, 2024		December 31, 2023
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	8,387,838	9,089,973
Current financial liabilities, net	5,12,23,44,46		49,442,032	41,139,726
Income tax payables			1,299,421	482,934
Current non-financial liabilities	20,28,29		8,573,197	7,881,663
Current provisions	26,44		2,478,742	2,654,125

Total current liabilities			70,181,230	61,248,421

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		4,716,444	4,981,957
Non-current financial liabilities, net	5,12,23,44,46		83,138,957	92,944,338
Non-current non-financial liabilities	28,29		11,572,942	11,196,000
Employee benefits liabilities, net	25,44		1,651,108	1,035,320
Deferred tax liabilities			5,839,389	5,163,135
Non-current provisions	26,44		27,024,799	25,881,044

Total non-current liabilities			133,943,639	141,201,794

Total liabilities	4	~~W~~	204,124,869	202,450,215

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			—	2,812,313
Unappropriated retained earnings			17,509,525	11,921,039

			19,114,435	16,338,262

Other components of equity	33
Other capital surplus			1,600,822	1,600,801
Accumulated other comprehensive income			759,990	557,430
Other equity			12,708,578	13,294,972

			15,069,390	15,453,203

Equity attributable to owners of the controlling company			38,237,403	35,845,043
Non-controlling interests	16,32		1,439,169	1,419,707

Total equity		~~W~~	39,676,572	37,264,750

Total liabilities and equity		~~W~~	243,801,441	239,714,965

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of comprehensive income or loss for each of the three-month and nine-month periods ended September 30, 2024 and 2023 (Unaudited)

In millions of Won, except per share information		September 30, 2024			September 30, 2023
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Sales	4,34,44,46
Sales of goods	2	~~W~~	25,629,338	68,449,978	23,869,022	64,100,951
Sales of services			141,906	479,195	185,521	490,793
Sales of construction services	20		136,406	363,315	228,329	542,102
Revenue related to contributions for construction	28		195,707	577,319	187,102	552,645

			26,103,357	69,869,807	24,469,974	65,686,491

Cost of sales	14,25,42,46
Cost of sales of goods			(21,617,557)	(60,817,298)	(21,294,414)	(68,890,695)
Cost of sales of services			(144,197)	(435,879)	(171,339)	(413,569)
Cost of sales of construction services			(189,377)	(461,904)	(265,683)	(676,229)

			(21,951,131)	(61,715,081)	(21,731,436)	(69,980,493)

Gross profit (loss)			4,152,226	8,154,726	2,738,538	(4,294,002)

Selling and administrative expenses	25,35,42,46		(756,171)	(2,209,066)	(741,966)	(2,159,383)

Operating profit (loss)	4		3,396,055	5,945,660	1,996,572	(6,453,385)

Other income	36		98,662	321,691	107,533	332,253

Other expenses	36		(53,167)	(212,972)	(20,556)	(150,015)

Other gains, net	37		82,273	126,169	70,313	73,251

Finance income	5,12,38		1,128,461	1,233,334	658,406	1,637,028

Finance expenses	5,12,39		(1,927,864)	(4,102,671)	(1,678,500)	(4,600,749)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			252,142	731,313	130,974	641,586
Gain on disposal of investments in associates and joint ventures			8	185,348	93	17,071
Gain on disposal of investments in subsidiaries			—	98	—	—
Loss on valuation of investments in associates and joint ventures			—	(163,943)	(17,492)	(59,038)
Loss on disposal of investments in associates and joint ventures			—	(626)	—	—
Loss on impairment of investments in associates and joint ventures			—	—	—	(7)
Loss on disposal of investments in subsidiaries			—	—	—	(564)

		~~W~~	252,150	752,190	113,575	599,048

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of comprehensive income or loss, Continued

for each of the three-month and nine-month periods ended September 30, 2024 and 2023 (Unaudited)

In millions of Won, except per share information		September 30, 2024			September 30, 2023
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit (loss) before income tax		~~W~~	2,976,570	4,063,401	1,247,343	(8,562,569)

Income tax benefit (expense)	40		(1,096,924)	(1,473,402)	(414,058)	2,580,270

Profit (loss) for the period			1,879,646	2,589,999	833,285	(5,982,299)

Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	25,31	~~W~~	(107,448)	(300,635)	81,486	(55,037)
Share of other comprehensive income (loss) of associates and joint ventures	31		(219)	1,191	(1,153)	(1,947)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		11,164	82,614	43,513	(24,798)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		29,840	28,608	6,237	(5,710)
Foreign currency translation of foreign operations	33		(81,017)	11,448	(9,351)	20,609
Share of other comprehensive income (loss) of associates and joint ventures	33		(311,891)	91,362	165,809	367,535

Other comprehensive income (loss) for the period			(459,571)	(85,412)	286,541	300,652

Total comprehensive income (loss) for the period		~~W~~	1,420,075	2,504,587	1,119,826	(5,681,647)

Profit (loss) attributable to:	43
Owners of the controlling company		~~W~~	1,849,337	2,475,886	793,947	(6,055,340)
Non-controlling interests			30,309	114,113	39,338	73,041

		~~W~~	1,879,646	2,589,999	833,285	(5,982,299)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	1,418,612	2,392,339	1,072,118	(5,765,920)
Non-controlling interests			1,463	112,248	47,708	84,273

		~~W~~	1,420,075	2,504,587	1,119,826	(5,681,647)

Earnings (losses) per share (in Won)	43
Basic and diluted earnings (losses) per share		~~W~~	2,881	3,857	1,237	(9,433)

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of changes in equity

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

In millions of Won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive loss for the period
Income (loss) for the period		—	(6,055,340)	—	(6,055,340)	73,041	(5,982,299)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(49,309)	—	(49,309)	(5,728)	(55,037)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(1,947)	—	(1,947)	—	(1,947)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(24,797)	(24,797)	(1)	(24,798)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(8,847)	(8,847)	3,137	(5,710)
Foreign currency translation of foreign operations, net of tax		—	—	6,785	6,785	13,824	20,609
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	367,535	367,535	—	367,535
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(42,911)	(42,911)
Additional paid-in capital and others		—	—	14	14	4,011	4,025
Transactions between consolidated entities		—	—	15,259	15,259	(106,232)	(90,973)
Changes in consolidation scope		—	—	(12)	(12)	384	372
Dividends paid for hybrid bonds		—	—	—	—	(7,659)	(7,659)

Balance as of September 30, 2023	~~W~~	4,053,578	15,324,704	15,416,455	34,794,737	1,386,726	36,181,463

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of changes in equity, Continued

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

In millions of Won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income for the period
Profit for the period		—	2,475,886	—	2,475,886	114,113	2,589,999
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(287,298)	—	(287,298)	(13,337)	(300,635)
Share of other comprehensive income of associates and joint ventures, net of tax		—	1,191	—	1,191	—	1,191
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	82,613	82,613	1	82,614
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	29,533	29,533	(925)	28,608
Foreign currency translation of foreign operations, net of tax		—	—	(948)	(948)	12,396	11,448
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	91,362	91,362	—	91,362
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(83,522)	(83,522)
Additional paid-in capital and others		—	—	—	—	(1,348)	(1,348)
Transactions between consolidated entities		—	—	21	21	—	21
Changes in consolidation scope		—	—	—	—	5	5
Dividends paid for hybrid bonds		—	—	—	—	(7,921)	(7,921)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of September 30, 2024	~~W~~	4,053,578	19,114,435	15,069,390	38,237,403	1,439,169	39,676,572

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of cash flows

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

In millions of Won	September 30, 2024		September 30, 2023
Cash flows from operating activities
Profit (loss) for the period	~~W~~	2,589,999	(5,982,299)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense (benefit)		1,473,402	(2,580,270)
Depreciation		10,497,338	9,720,463
Amortization		122,456	123,286
Employee benefit expense		311,024	262,823
Bad debt expense		48,698	47,596
Interest expense		3,422,931	3,310,430
Loss on disposal of financial assets		219	1
Loss on disposal of property, plant and equipment		58,633	38,800
Loss on abandonment of property, plant and equipment		112,438	148,669
Loss on impairment of property, plant and equipment		—	6,167
Loss on impairment of intangible assets		—	283
Loss on disposal of intangible assets		110	71
Increase in provisions		713,933	905,231
Loss on foreign currency translation, net		336,847	974,221
Gain on valuation of financial assets at fair value through profit or loss		(68,950)	(27,126)
Loss on valuation of financial assets at fair value through profit or loss		279	3,499
Gain on derivatives		(536,080)	(975,882)
Gain on valuation of investments in associates and joint ventures, net		(567,370)	(582,548)
Gain on disposal of financial assets		(29,383)	(7,915)
Gain on disposal of property, plant and equipment		(83,068)	(26,120)
Gain on disposal of intangible assets		(22)	(100)
Gain on disposal of investments in associates and joint ventures		(185,348)	(17,071)
Loss on disposal of investments in associates and joint ventures		626	—
Impairment loss of investments in associates and joint ventures		—	7
Gain on disposal of investments in subsidiaries		(98)	—
Loss on disposal of investments in subsidiaries		—	564
Interest income		(323,744)	(311,371)
Dividends income		(12,243)	(16,587)
Others, net		26,620	147,779

		15,319,248	11,144,900

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables		768,039	(217,812)
Decrease in non-trade receivables		41,033	303,576
Increase in accrued income		(403,656)	(104,573)
Decrease in other receivables		48,423	59,697
Decrease (increase) in other current assets		(324,965)	196,008
Decrease (increase) in inventories		(975,912)	483,915
Decrease (increase) in other non-current assets		262	(152,044)
Decrease in trade payables		(15,203)	(3,069,682)
Increase (decrease) in non-trade payables		164,431	(89,524)
Decrease in accrued expenses		(448,114)	(291,099)
Increase in other current liabilities		702,683	402,333
Increase in other non-current liabilities		396,880	1,068,273
Decrease in investments in associates and joint ventures		197,040	358,229
Decrease in provisions		(1,177,863)	(1,104,537)
Payments of employee retirement benefits		(136,783)	(251,297)
Contributions to plan assets		(9,756)	(23,507)

	~~W~~	(1,173,461)	(2,432,044)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of cash flows, Continued

for each of the nine-month periods ended September 30, 2024 and 2023 (Unaudited)

In millions of Won	September 30, 2024		September 30, 2023
Cash generated from operating activities	~~W~~	16,735,786	2,730,557
Dividends received		12,243	16,587
Interest paid		(3,486,186)	(3,143,837)
Interest received		286,777	268,092
Income taxes paid		(679,107)	(508,124)

Net cash flows provided by (used in) operating activities		12,869,513	(636,725)

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		221,628	5,373
Acquisition of investments in associates and joint ventures		(349,945)	(349,277)
Proceeds from disposals of property, plant and equipment		307,071	212,449
Acquisition of property, plant and equipment		(10,283,585)	(10,223,124)
Proceeds from disposals of intangible assets		414	22
Acquisition of intangible assets		(57,923)	(49,117)
Proceeds from disposals of financial assets		3,021,131	3,305,719
Acquisition of financial assets		(4,374,136)	(2,975,990)
Increase in loans		(80,693)	(104,871)
Collection of loans		175,842	89,446
Increase in deposits		(131,076)	(107,672)
Decrease in deposits		138,027	94,541
Disposal of held-for-sale assets		14,363	14,363
Receipt of government grants		25,319	29,812
Usage of government grants and others		(53)	(32)
Net cash outflows from changes in consolidation scope		(2,716)	(26,178)
Other cash outflows from investing activities, net		(140,757)	(59,959)

Net cash flows used in investing activities		(11,517,089)	(10,144,495)

Cash flows from financing activities
Proceeds (repayment) of short-term borrowings, net		(1,326,601)	901,392
Proceeds from long-term borrowings and debt securities		14,622,431	21,661,828
Repayment of long-term borrowings and debt securities		(15,159,018)	(10,173,311)
Payment of lease liabilities		(473,425)	(455,846)
Settlement of derivative instruments, net		330,937	152,568
Change in non-controlling interests		(1,257)	(136,351)
Dividends paid for hybrid bonds		(7,921)	(7,659)
Dividends paid		(83,522)	(42,912)
Other cash outflows from financing activities, net		—	46,061

Net cash flows provided by (used in) financing activities		(2,098,376)	11,945,770

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(745,952)	1,164,550
Effect of exchange rate fluctuations on cash held		67,642	95,144

Net increase (decrease) in cash and cash equivalents		(678,310)	1,259,694
Cash and cash equivalents as of January 1, 2024 and 2023		4,342,887	3,234,780

Cash and cash equivalents as of September 30, 2024 and 2023	~~W~~	3,664,577	4,494,474

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements

September 30, 2024 and 2023 (unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of September 30, 2024, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders is 90,485,297 shares (14.10%) as of August 16, 2024, the most recent closing date of the shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, enacted by the Act on External Audits of Stock Companies in the Republic of Korea. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial instruments at fair value through profit or loss;

•	financial instruments at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean Won (presented as “Won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, Intangible assets other than goodwill and estimations on provision for decommissioning costs.

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of September 30, 2024 and 2023 are ~~W~~2,138,161 million and ~~W~~ 1,885,288 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2024 are as follows. The Group believes that these amendments have no significant impact on the Group’s interim consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but not yet effective.

Amendments to KIFRS 1007 and KIFRS 1107 - Supplier Finance Arrangements

The amendments clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments.

Amendments to KIFRS 1116 - Lease Liability in a Sale and Leaseback

The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

Amendments to KIFRS 1001 - Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023, except for the changes described in Note 2.(5).

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined in the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	The financial information of the segments for each of the three and nine-month periods ended September 30, 2024 and 2023, respectively, is as follows:

In millions of won
September 30, 2024
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates, joint ventures and subsidiaries
	Three-		Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-
	month		month	month	month	month	month	month	month	month	month	month	month	month	month	month	month
	period		period	period	period	period	period	period	period	period	period	period	period	period	period	period	period
	ended		ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended
Transmission and distribution	~~W~~	25,669,731	68,663,952	481,848	1,616,404	25,187,883	67,047,548	(773,717)	395,418	1,100,643	3,261,051	18,793	66,231	715,255	2,167,146	115,101	406,349
Electric power generation (Nuclear)		4,111,027	10,205,422	4,084,873	10,045,901	26,154	159,521	1,606,878	1,794,445	1,387,109	4,028,873	15,663	47,666	207,402	578,270	(5,994)	(9,446)
Electric power generation (Non-nuclear)		10,630,397	25,160,645	10,075,017	23,360,192	555,380	1,800,453	2,591,281	3,336,865	1,059,759	3,183,893	11,143	48,762	172,581	543,555	143,628	170,027
Plant maintenance & engineering service		734,706	2,353,096	560,853	1,954,252	173,853	398,844	78,137	306,310	41,683	121,569	6,583	18,523	1,612	5,177	(585)	185,260
Others		529,867	1,599,688	369,780	1,136,247	160,087	463,441	44,219	113,601	42,395	151,701	61,360	182,520	60,903	186,247	—	—
Consolidation adjustments		(15,572,371)	(38,112,996)	(15,572,371)	(38,112,996)	—	—	(150,743)	(979)	(35,466)	(127,293)	(13,167)	(39,958)	(18,934)	(57,464)	—	—

	~~W~~	26,103,357	69,869,807	—	—	26,103,357	69,869,807	3,396,055	5,945,660	3,596,123	10,619,794	100,375	323,744	1,138,819	3,422,931	252,150	752,190

In millions of won
September 30, 2023
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates, joint ventures and subsidiaries
	Three-		Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-	Three-	Nine-
	month		month	month	month	month	month	month	month	month	month	month	month	month	month	month	month
	period		period	period	period	period	period	period	period	period	period	period	period	period	period	period	period
	ended		ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended
Transmission and distribution	~~W~~	23,893,276	63,893,249	433,934	1,342,959	23,459,342	62,550,290	(679,946)	(7,906,018)	1,062,529	3,181,623	21,301	67,845	731,354	2,072,994	33,050	302,313
Electric power generation (Nuclear)		3,255,330	7,342,810	3,213,948	7,244,975	41,382	97,835	893,702	(161,874)	1,110,684	3,315,794	16,855	44,154	172,008	515,948	(12,644)	(4,303)
Electric power generation (Non-nuclear)		10,083,948	28,504,606	9,421,413	26,273,630	662,535	2,230,976	1,664,082	1,483,222	1,124,473	3,196,505	14,170	40,387	207,605	573,116	93,665	302,795
Plant maintenance & engineering service		731,975	2,173,168	623,037	1,852,376	108,938	320,792	76,317	242,278	33,232	95,390	5,824	17,110	306	971	(496)	(1,757)
Others		557,684	1,721,887	359,907	1,235,289	197,777	486,598	69,615	126,881	48,432	158,764	60,853	175,462	59,404	192,140	—	—
Consolidation adjustments		(14,052,239)	(37,949,229)	(14,052,239)	(37,949,229)	—	—	(27,198)	(237,874)	(34,925)	(104,327)	(11,540)	(33,587)	(17,458)	(44,739)	—	—

	~~W~~	24,469,974	65,686,491	—	—	24,469,974	65,686,491	1,996,572	(6,453,385)	3,344,425	9,843,749	107,463	311,371	1,153,219	3,310,430	113,575	599,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	The information related to segment assets and segment liabilities as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won
September 30, 2024
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	137,193,117	6,270,086	5,699,260	119,465,862
Electric power generation (Nuclear)		72,725,454	173,465	1,791,418	46,959,713
Electric power generation (Non-nuclear)		64,546,666	4,006,921	2,516,135	35,663,556
Plant maintenance & engineering service		4,350,369	1,510	104,368	1,424,515
Others		14,071,205	—	192,190	6,470,228
Consolidation adjustments		(49,085,370)	—	(17,359)	(5,859,005)

	~~W~~	243,801,441	10,451,982	10,286,012	204,124,869

In millions of Won
December 31, 2023
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	138,838,342	5,872,000	7,636,677	120,181,250
Electric power generation (Nuclear)		70,535,018	169,155	3,070,528	45,660,916
Electric power generation (Non-nuclear)		66,265,884	3,567,345	3,490,863	38,415,202
Plant maintenance & engineering service		4,271,409	54,088	203,352	1,549,863
Others		13,378,229	—	736,155	6,480,959
Consolidation adjustments		(53,573,917)	—	(390,686)	(9,837,975)

	~~W~~	239,714,965	9,662,588	14,746,889	202,450,215

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of Won	Revenue from external customers					Non-current assets (*2)
	September 30, 2024			September 30, 2023		September 30, 2024	December 31, 2023
Geographical unit	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Domestic	~~W~~	25,844,430	69,171,416	24,086,928	64,785,365	188,603,227	186,384,115
Overseas (*1)		258,927	698,391	383,046	901,126	5,164,416	4,822,845

	~~W~~	26,103,357	69,869,807	24,469,974	65,686,491	193,767,643	191,206,960

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the nine-month periods ended September 30, 2024 and 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won	September 30, 2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	3,664,577	—	3,664,577
Current financial assets
Current financial assets at fair value through profit or loss		3,115,770	—	—	—	3,115,770
Current financial assets at amortized costs		—	—	40,844	—	40,844
Current derivative assets		286,766	—	—	133,750	420,516
Other financial assets		—	—	1,018,707	—	1,018,707
Trade and other receivables		—	—	11,241,372	—	11,241,372

		3,402,536	—	15,965,500	133,750	19,501,786

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		704,492	—	—	—	704,492
Non-current financial assets at fair value through other comprehensive income		—	637,378	—	—	637,378
Non-current financial assets at amortized costs		—	—	9,835	—	9,835
Non-current derivative assets		605,062	—	—	196,483	801,545
Other financial assets		—	—	1,631,219	—	1,631,219
Trade and other receivables		—	—	2,160,265	—	2,160,265

		1,309,554	637,378	3,801,319	196,483	5,944,734

	~~W~~	4,712,090	637,378	19,766,819	330,233	25,446,520

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of September 30, 2024 and December 31, 2023 is as follows, continued:

In millions of Won	December 31, 2023
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	4,342,887	—	4,342,887
Current financial assets
Current financial assets at fair value through profit or loss		2,054,021	—	—	—	2,054,021
Current financial assets at amortized costs		—	—	28,905	—	28,905
Current derivative assets		227,434	—	—	80,298	307,732
Other financial assets		—	—	716,739	—	716,739
Trade and other receivables		—	—	11,985,735	—	11,985,735

		2,281,455	—	17,074,266	80,298	19,436,019

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		657,264	—	—	—	657,264
Non-current financial assets at fair value through other comprehensive income		—	502,443	—	—	502,443
Non-current financial assets at amortized costs		—	—	9,938	—	9,938
Non-current derivative assets		503,514	—	—	189,148	692,662
Other financial assets		—	—	1,683,907	—	1,683,907
Trade and other receivables		—	—	2,193,587	—	2,193,587

		1,160,778	502,443	3,887,432	189,148	5,739,801

	~~W~~	3,442,233	502,443	20,961,698	269,446	25,175,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won	September 30, 2024
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	17,176,293	—	17,176,293
Debt securities		—	32,251,178	—	32,251,178
Derivative liabilities		14,561	—	—	14,561
Trade and other payables		—	8,387,838	—	8,387,838

		14,561	57,815,309	—	57,829,870

Non-current liabilities
Borrowings		—	2,938,341	—	2,938,341
Debt securities		—	79,778,990	—	79,778,990
Derivative liabilities		416,998	—	4,628	421,626
Trade and other payables		—	4,716,444	—	4,716,444

		416,998	87,433,775	4,628	87,855,401

	~~W~~	431,559	145,249,084	4,628	145,685,271

In millions of Won	December 31, 2023
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	16,446,821	—	16,446,821
Debt securities		—	24,674,526	—	24,674,526
Derivative liabilities		18,379	—	—	18,379
Trade and other payables		—	9,089,973	—	9,089,973

		18,379	50,211,320	—	50,229,699

Non-current liabilities
Borrowings		—	3,392,831	—	3,392,831
Debt securities		—	89,117,652	—	89,117,652
Derivative liabilities		410,291	—	23,564	433,855
Trade and other payables		—	4,981,957	—	4,981,957

		410,291	97,492,440	23,564	97,926,295

	~~W~~	428,670	147,703,760	23,564	148,155,994

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for each of the three and nine-month periods ended September 30, 2024 and 2023 is as follows:

In millions of Won		September 30, 2024			September 30, 2023
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Cash and cash equivalents	Interest income	~~W~~	34,610	107,632	32,240	73,313
	Gain (loss) on foreign currency transactions and translations		(16,206)	(7,063)	17,530	28,880
Financial assets at fair value through profit or loss	Interest income		143	40,089	12,716	43,486
	Dividends income		73	2,371	1,764	2,791
	Gain on valuation of financial assets		19,003	68,671	8,809	23,627
	Gain on disposal of financial assets		8,679	29,164	1,345	7,914
Financial assets at fair value through other comprehensive income	Dividends income		1,296	9,872	3,411	13,796
Financial assets at amortized cost	Interest income		659	1,924	672	1,772
	Gain (loss) on foreign currency transactions and translations		(2,180)	1,715	2,867	1,576
Loans	Interest income		11,999	31,586	11,742	35,612
	Gain (loss) on foreign currency transactions and translations		(2,908)	408	183	444
Trade and other receivables	Interest income		31,982	106,968	41,239	124,798
	Gain on foreign currency transactions and translations		14,664	7,162	17,719	38,904
Short-term financial instruments	Interest income		9,121	14,948	4,404	18,472
Long-term financial instruments	Interest income		11,808	20,443	4,198	13,333
	Gain (loss) on foreign currency transactions and translations		(2)	1	—	1
Other financial assets	Interest income		53	154	253	585
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		934,315	2,788,485	949,774	2,709,776
	Interest expense of trade and other payables		31,538	117,863	49,145	141,429
	Interest expense of others		172,966	516,583	154,298	459,225
	Other finance income		4,593	6,383	2,928	4,312
	Other finance expenses		23	270	40	572
	Gain (loss) on foreign currency transactions and translations		965,307	(412,761)	(452,134)	(1,105,526)
Derivative assets (trading)	Gain (loss) on valuation of derivatives		(493,863)	274,051	283,349	600,548
	Gain on transaction of derivatives		12,913	130,235	27,954	71,627
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(246,526)	115,003	95,528	272,362
	Gain (loss) on valuation of derivatives (equity, before tax)		54,882	51,443	7,035	(16,830)
	Gain on transaction of derivatives		7,370	16,791	3,738	31,345

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won		September 30, 2024		December 31, 2023
Cash and cash equivalents	Escrow accounts	~~W~~	3,139	3,010
	Deposits for government project and others		29,496	26,969
	Collateral provided for borrowings		178,922	190,525
	Collateral provided for lawsuit		54	54
	Deposits for transmission regional support program		10,874	9,481
	Deposits for other business purposes		4,622	5,550
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		77,518	80,500
	Collateral provided for borrowings		75,069	24,728
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		307,220	271,047
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		39	36
	Collateral provided for borrowings		16,500	28,245
	Decommissioning costs of nuclear power plants		639,200	655,030
Other non-current assets	Deposits for other business purposes		8,712	7,558

		~~W~~	1,351,365	1,302,733

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Cash	~~W~~	11,747	14,070
Other demand deposits		1,578,119	1,780,548
Short-term deposits classified as cash equivalents		1,978,836	1,107,687
Short-term investments classified as cash equivalents		95,875	1,440,582

	~~W~~	3,664,577	4,342,887

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	10,604,118	(258,418)	—	10,345,700
Other receivables		969,173	(69,959)	(3,542)	895,672

		11,573,291	(328,377)	(3,542)	11,241,372

Non-current assets
Trade receivables		200,399	(2,540)	—	197,859
Other receivables		2,062,982	(88,979)	(11,597)	1,962,406

		2,263,381	(91,519)	(11,597)	2,160,265

	~~W~~	13,836,672	(419,896)	(15,139)	13,401,637

In millions of Won	December 31, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,239,601	(230,058)	—	11,009,543
Other receivables		1,034,655	(53,683)	(4,780)	976,192

		12,274,256	(283,741)	(4,780)	11,985,735

Non-current assets
Trade receivables		207,668	(2,587)	—	205,081
Other receivables		2,080,830	(80,270)	(12,054)	1,988,506

		2,288,498	(82,857)	(12,054)	2,193,587

	~~W~~	14,562,754	(366,598)	(16,834)	14,179,322

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	391,771	(65,581)	(53)	326,137
Accrued income		125,894	—	—	125,894
Deposits		287,098	(4)	(3,489)	283,605
Finance lease receivables (*1)		81,472	(3,082)	—	78,390
Others		82,938	(1,292)	—	81,646

		969,173	(69,959)	(3,542)	895,672

Non-current assets
Non-trade receivables		179,047	(51,511)	(102)	127,434
Accrued income		9,857	—	—	9,857
Deposits		475,336	(263)	(11,495)	463,578
Finance lease receivables (*2)		1,160,935	(1,846)	—	1,159,089
Others		237,807	(35,359)	—	202,448

		2,062,982	(88,979)	(11,597)	1,962,406

	~~W~~	3,032,155	(158,938)	(15,139)	2,858,078

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,565 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~885,314 million.

In millions of Won	December 31, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	393,859	(49,626)	(53)	344,180
Accrued income		133,033	—	—	133,033
Deposits		317,541	(4)	(4,727)	312,810
Finance lease receivables (*1)		75,661	(2,761)	—	72,900
Others		114,561	(1,292)	—	113,269

		1,034,655	(53,683)	(4,780)	976,192

Non-current assets
Non-trade receivables		198,453	(54,182)	(102)	144,169
Accrued income		7,342	—	—	7,342
Deposits		441,721	(263)	(11,952)	429,506
Finance lease receivables (*2)		1,173,500	(2,495)	—	1,171,005
Others		259,814	(23,330)	—	236,484

		2,080,830	(80,270)	(12,054)	1,988,506

	~~W~~	3,115,485	(133,953)	(16,834)	2,964,698

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,118 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~943,316 million.
(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

8.	Trade and Other Receivables, Continued

(4)	The aging analysis of trade receivables as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won	September 30, 2024		December 31, 2023
Trade receivables: (not overdue)	~~W~~	10,470,839	11,120,582

Trade receivables: (impairment reviewed)		333,678	326,687

Less than 60 days		11,106	6,403
60 ~ 90 days		49,729	55,802
90 ~ 120 days		10,825	20,535
120 days ~ 1 year		58,911	58,350
More than 1 year		203,107	185,597

		10,804,517	11,447,269
Less: allowance for doubtful accounts		(260,958)	(232,645)

	~~W~~	10,543,559	11,214,624

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an “expected credit loss” (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	232,645	133,953	199,000	109,453
Bad debts expense		45,019	24,986	68,385	24,290
Write-off		(8,944)	(14,115)	(26,109)	(4,472)
Reversal		(8,120)	—	(5,577)	(1,942)
Others		358	14,114	(3,054)	6,624

Ending balance	~~W~~	260,958	158,938	232,645	133,953

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	312	114,558	130,363	107,252
Cooperative		—	6,853	—	6,735
Others (*)		3,115,458	416,501	1,923,658	376,602

		3,115,770	537,912	2,054,021	490,589

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives and others		—	166,580	—	166,675

	~~W~~	3,115,770	704,492	2,054,021	657,264

(*)	“Others” include MMT which is composed of government bonds, RP (Repurchase Paper), CP (Commercial Paper), etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	285,054	—	(170)	125,855	1,322	412,061
Unlisted		212,762	4,000	—	(174)	4,102	220,690

		497,816	4,000	(170)	125,681	5,424	632,751

Debt securities
Corporate bond		4,627	—	—	—	—	4,627

	~~W~~	502,443	4,000	(170)	125,681	5,424	637,378

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	4,000	(170)	125,681	5,424	637,378

In millions of Won	December 31, 2023
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	300,057	430	—	(15,433)	—	285,054
Unlisted		202,243	9,550	(5,332)	5,445	856	212,762

		502,300	9,980	(5,332)	(9,988)	856	497,816

Debt securities
Corporate bond		529	4,080	—	18	—	4,627

	~~W~~	502,829	14,060	(5,332)	(9,970)	856	502,443

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,829	14,060	(5,332)	(9,970)	856	502,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	108,449	108,449
KG Mobility Co., Ltd.	12,205	0.01%		428	65	65
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	42	42
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
HD Hyundai Marine Engine Co., Ltd. (formerly, STX Heavy Industries Co., Ltd.)	61,455	0.22%		430	1,172	1,172
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	159,471	159,471
Denison Mines Corp.	58,284,000	7.46%		84,134	140,022	140,022
Fission Uranium Corp.	100,000	0.01%		41	101	101
KS Industry Co., Ltd. (formerly, SangSangin Industry Co., Ltd.)	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,371	1,371
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,430	412,061	412,061

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	1,938	1,938
H Robotics Co., Ltd.	903,601	7.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Agencore Co., Ltd.	175,779	8.08%		2,200	2,200	2,200
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	7,000	7,000
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,250	1,250
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
3i Powergen Inc.	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,391,268	32.54%		4	—	—
Hwan Young Steel Co., Ltd. and others (*6)	—	—		14,215	10,568	10,568

				352,176	220,690	220,690

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won	September 30, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			~~W~~	683,177	637,378	637,378

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the nine-month period ended September 30, 2024.

(*3)

The Group additionally acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)

During the nine-month period ended September 30, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.

(*5)

The entity is undergoing corporate rehabilitation procedures for the nine-month period ended September 30, 2024 and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

(*6)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 449 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won	December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	55,356	55,356
KG Mobility Co., Ltd.	12,205	0.01%		428	106	106
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	43	43
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
HD Hyundai Marine Engine Co., Ltd. (formerly, STX Heavy Industries Co., Ltd.)	68,874	0.24%		537	806	806
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	95,505	95,505
Denison Mines Corp.	58,284,000	6.54%		84,134	131,790	131,790
Fission Uranium Corp.	100,000	0.01%		41	105	105
KS Industry Co., Ltd. (formerly, SangSangin Industry Co., Ltd.)	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,327	1,327
BDI Co., Ltd. (*3)	6,390,478	32.54%		—	—	—

				325,220	285,054	285,054

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Orano Expansion	5,742,405	4.72%		—	—	—
3i Powergen Inc.	—	15.00%		1,482	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,937	1,937
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Agencore Co., Ltd.	175,779	8.32%		2,200	2,200	2,200
SamHong Machinery Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.64%		1,250	1,250	1,250
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	10.02%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Gunsan Bio Energy Co., Ltd. (*4)	200,000	18.87%		1,000	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Hwan Young Steel Co., Ltd. and others (*5)	—	—		10,501	6,641	6,641

				295,627	212,762	212,762

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won	December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			~~W~~	625,418	502,443	502,443

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2023.

(*3)

The Group acquired shares in the entity through conversion of investments performed in corporate rehabilitation procedures, and classified the investment in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)

Bankruptcy was declared during the year ended December 31, 2023. The Group cannot hold significant influence due to the appointment of a bankruptcy trustee, so investments in the entity were reclassified as financial assets at fair value through other comprehensive income for the year ended December 31, 2023. The liquidation process was completed for the nine-month period ended September 30, 2024.

(*5)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 415 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,525	1,525
Others		49,154	49,154

	~~W~~	50,679	50,679

Current	~~W~~	40,844	40,844
Non-current		9,835	9,835

In millions of Won	December 31, 2023
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,528	1,528
Others		37,315	37,315

	~~W~~	38,843	38,843

Current	~~W~~	28,905	28,905
Non-current		9,938	9,938

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives

(1)	Derivatives as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	24,120	—	18,019	—
Currency swap		366,701	617,107	274,782	527,701
Interest rate swap		12,999	126,144	12,124	129,570
Others (*2,3)		16,696	58,294	2,807	35,391

	~~W~~	420,516	801,545	307,732	692,662

Derivative liabilities
Currency forward	~~W~~	6,707	—	4,755	—
Currency swap		2,216	244,163	6,867	287,824
Interest rate swap		—	84,237	—	48,238
Others (*1,2)		5,638	93,226	6,757	97,793

	~~W~~	14,561	421,626	18,379	433,855

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., an associate of the Group, the performance obligation as of September 30, 2024 which amounts to ~~W~~18,752 million (~~W~~18,752 million for the prior year) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)	The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives.
(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2024 are as follows:

In millions of Won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in Won)
			Pay		Receive
JP Morgan	2024.09.05	2024.10.04	~~W~~	13,341	USD 10,000	~~W~~	1,334.10
Kookmin Bank	2024.09.12	2024.10.10		9,364	USD 7,000		1,337.70
Korea Development Bank	2024.09.12	2024.10.11		10,697	USD 8,000		1,337.10
Shinhan Bank	2024.09.12	2024.10.14		9,357	USD 7,000		1,336.80
Woori Bank	2024.09.12	2024.10.07		9,377	USD 7,000		1,339.50
Hana Bank	2024.09.13	2024.10.16		17,310	USD 13,000		1,331.60
Woori Bank	2024.09.13	2024.10.22		17,308	USD 13,000		1,331.40
Standard Chartered	2024.09.20	2024.10.24		14,588	USD 11,000		1,326.20
Standard Chartered	2024.09.27	2024.10.25		3,948	USD 3,000		1,316.00
Shinhan Bank	2024.09.25	2024.10.29		17,214	USD 13,000		1,324.20
Mizuho Bank	2024.09.27	2024.10.31		17,109	USD 13,000		1,316.10
SMBC	2024.08.08	2024.10.11		41,189	USD 30,000		1,372.95
Korea Development Bank	2024.08.08	2024.11.06		13,708	USD 10,000		1,370.75
SMBC	2024.08.08	2024.11.13		13,700	USD 10,000		1,370.02
SMBC	2024.08.27	2024.10.23		19,890	USD 15,000		1,326.01
SMBC	2024.08.29	2024.10.11		17,318	USD 13,000		1,332.17
SMBC	2024.09.10	2024.10.07		14,766	USD 11,000		1,342.36
SMBC	2024.09.10	2024.11.26		34,802	USD 26,000		1,338.53
Mizuho Bank	2024.09.13	2024.10.07		10,639	USD 8,000		1,329.90
Mizuho Bank	2024.09.26	2024.10.23		9,294	USD 7,000		1,327.75
Busan Bank	2024.09.26	2024.10.11		19,931	USD 15,000		1,328.70
Kookmin Bank	2024.09.26	2024.10.11		19,931	USD 15,000		1,328.75
Morgan Stanley	2024.09.26	2024.10.11		21,260	USD 16,000		1,328.75
Nonghyup Bank	2024.09.30	2024.11.13		13,040	USD 10,000		1,304.03
Hana Bank	2024.09.30	2024.10.02		5	VND 90,045		0.05
Nonghyup Bank	2024.09.25	2024.10.28		9,282	USD 7,000		1,326.05
MUFG	2024.09.26	2024.10.31		7,964	USD 6,000		1,327.30
Nonghyup Bank	2024.09.26	2024.10.31		7,952	USD 6,000		1,325.25
Woori Bank	2024.08.21	2024.10.10		4,635	USD 3,500		1,324.40
MUFG	2024.08.21	2024.10.10		4,391	USD 3,300		1,330.60
Mizuho Bank	2024.09.05	2024.10.07		6,678	USD 5,000		1,335.64
Mizuho Bank	2024.09.30	2024.10.29		6,561	USD 5,000		1,312.20
Busan Bank	2024.09.04	2024.10.07		2,678	USD 2,000		1,338.95
Busan Bank	2024.09.27	2024.10.29		11,862	USD 9,000		1,318.00
Hana Bank	2024.08.26	2024.10.07		2,644	USD 2,000		1,321.97
Hana Bank	2024.09.27	2024.10.29		1,315	USD 1,000		1,315.10
MUFG	2024.09.26	2024.10.28		2,652	USD 2,000		1,326.12
Nonghyup Bank	2024.09.27	2024.10.29		5,259	USD 4,000		1,314.63
Nonghyup Bank	2024.09.06	2024.10.29		2,648	USD 2,000		1,323.80
JP Morgan	2024.08.27	2024.10.29		3,970	USD 3,000		1,323.27
HSBC	2024.08.23	2024.10.07		1,989	USD 1,495		1,330.55
HSBC	2024.09.27	2024.10.29		5,263	USD 4,000		1,315.75
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
Hana Bank	2024.09.05	2024.11.13		4,593	USD 3,458		1,328.08
Busan Bank	2024.09.05	2024.11.13		6,641	USD 5,000		1,328.15
Bank of America	2024.09.05	2024.11.13		5,313	USD 4,000		1,328.20
Woori Bank	2024.09.06	2024.11.13		10,598	USD 8,000		1,324.70
Shinhan Bank	2024.09.06	2024.11.13		6,621	USD 5,000		1,324.18
Hana Bank	2024.09.06	2024.11.13		6,621	USD 5,000		1,324.13
HSBC	2024.09.06	2024.11.13		5,293	USD 4,000		1,323.15
Busan Bank	2024.09.13	2024.11.22		6,646	USD 5,000		1,329.20
Woori Bank	2024.09.13	2024.11.22		13,297	USD 10,000		1,329.70
Shinhan Bank	2024.09.13	2024.11.22		10,634	USD 8,000		1,329.20
Hana Bank	2024.09.13	2024.11.22		6,645	USD 5,000		1,329.08
JP Morgan	2024.09.13	2024.11.22		10,626	USD 8,000		1,328.30
Bank of America	2024.09.13	2024.11.22		6,641	USD 5,000		1,328.10
Busan Bank	2024.09.13	2024.11.22		11,940	USD 9,000		1,326.70
HSBC	2024.09.13	2024.11.22		9,287	USD 7,000		1,326.67
JP Morgan	2024.09.13	2024.11.22		7,961	USD 6,000		1,326.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2024 are as follows, continued:

In millions of Won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in Won)
			Pay		Receive
Bank of America	2024.09.27	2024.12.05	~~W~~	6,557	USD 5,000	~~W~~	1,311.40
HSBC	2024.09.27	2024.12.05		9,180	USD 7,000		1,311.37
Woori Bank	2024.09.30	2024.12.05		6,528	USD 5,000		1,305.50

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2024 are as follows:

In millions of Won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in Won, USD)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Woori Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD	100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD	70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD	300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD	200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD	100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD	200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD	100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD	200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD	150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD	100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD	200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD	150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD	650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD	150,000	3.53%	4.88%		1,330.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD	200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD	100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD	200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD	100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD	100,000	3.62%	4.25%		1,310.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2024 are as follows, continued:

In millions of Won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in Won, USD)
		Pay		Receive		Pay	Receive
Hana Bank	2022~2027	~~W~~	131,000	USD	100,000	3.61%	4.25%	~~W~~	1,310.00
Korea Development Bank	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD	1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD	415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD	1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD	100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD	100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD	200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD	100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD	100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD	100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD	100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD	100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD	100,000	3.19%	4.63%		1,385.40
HSBC	2019~2024	USD	205,500	AUD	300,000	3M SOFR + 1.04%	3M BBSW + 0.97%	USD	0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of September 30, 2024 are as follows:

In millions of Won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in Won)
		Pay		Receive		Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD	100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD	100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD	50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD	100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD	100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD	100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD	200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD	100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD	200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD	100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD	50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of September 30, 2024 are as follows:

In millions of Won and thousands of foreign currencies

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Shinhan Bank	2024~2025		200,000	3.53%	3M CD + 0.35%
Nomura	2017~2032		52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025	AUD	865	0.48%	3.33%
DBS Bank	2022~2025	AUD	865	0.48%	3.33%
Societe Generale	2022~2025	AUD	865	0.48%	3.28%
MUFG	2022~2048	USD	155,941	3M SOFR	3.71%
Mizuho Bank	2022~2048	USD	155,941	3M SOFR	1.05%
Mizuho Bank	2024~2024	USD	112,194	1M SOFR	3.41%
Rabobank	2022~2036	USD	37,130	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045	USD	81,665	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of September 30, 2024 are as follows:

In thousands of USD

Counterparty				Contract interest rate per annum
	Contract year	Contract amount		Pay	Receive
Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD	Synthetic Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD	Synthetic Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD	Synthetic Libor
BNP Paribas	2009~2027	USD	35,221	4.16%	6M USD	Synthetic Libor
KFW	2009~2027	USD	35,221	4.16%	6M USD	Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD	58,355	3.00%	6M USD	Synthetic Libor

(7)

Gains and losses on valuation and transaction of derivatives for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of Won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	September 30, 2024			September 30, 2023		September 30, 2024		September 30, 2023		September 30, 2024		September 30, 2023
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Currency forward	~~W~~	(19,294)	125	5,083	20,615	(15,139)	26,941	36,931	54,022	—	—	—	—
Currency swap		(689,581)	377,267	336,666	759,251	22,493	91,451	(10,553)	27,907	59,804	53,243	231	(27,407)
Interest rate swap		(27,446)	(11,363)	37,128	93,044	2,715	13,047	5,314	21,043	(4,922)	(1,800)	6,804	10,577
Other derivatives		(4,068)	23,025	—	—	10,214	15,587	—	—	—	—	—	—

	~~W~~	(740,389)	389,054	378,877	872,910	20,283	147,026	31,692	102,972	54,882	51,443	7,035	(16,830)

(*)

For each of the nine-month periods ended September 30, 2024 and 2023, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~28,608 million and ~~W~~5,710 million, net of tax, are included in other comprehensive income, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Loans	~~W~~	126,959	921,261	139,178	966,421
Less: allowance for doubtful accounts		(1)	(55,027)	(10)	(80,783)
Less: present value discount		(1,147)	(37,436)	(1,007)	(35,468)

		125,811	828,798	138,161	850,170

Long-term / short-term financial instruments		892,896	802,421	578,578	833,737

	~~W~~	1,018,707	1,631,219	716,739	1,683,907

(2)	Loans as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	44,134	—	(1,147)	42,987
Loans for housing		42,958	—	—	42,958
Other loans		39,867	(1)	—	39,866

		126,959	(1)	(1,147)	125,811

Long-term loans
Loans for tuition		387,050	(10,215)	(37,436)	339,399
Loans for housing		273,343	—	—	273,343
Loans for related parties		249,841	(44,812)	—	205,029
Other loans		11,027	—	—	11,027

		921,261	(55,027)	(37,436)	828,798

	~~W~~	1,048,220	(55,028)	(38,583)	954,609

In millions of Won	December 31, 2023
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,497	—	(1,007)	29,490
Loans for housing		35,560	—	—	35,560
Other loans		73,121	(10)	—	73,111

		139,178	(10)	(1,007)	138,161

Long-term loans
Loans for tuition		419,684	(24,745)	(35,468)	359,471
Loans for housing		301,840	—	—	301,840
Loans for related parties		222,014	(43,640)	—	178,374
Other loans		22,883	(12,398)	—	10,485

		966,421	(80,783)	(35,468)	850,170

	~~W~~	1,105,599	(80,793)	(36,475)	988,331

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	80,793	54,837
Bad debts expense (reversal)		(13,187)	16,394
Write-off		(12,578)	—
Others		—	9,562

Ending balance	~~W~~	55,028	80,793

(4)	Long-term and short-term financial instruments as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	503,627	145,446	363,286	145,336
CD		80,000	—	—	—
Others		309,269	656,975	215,292	688,401

	~~W~~	892,896	802,421	578,578	833,737

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

14.	Inventories

Inventories as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,788,499	(1,385)	4,787,114
Merchandises		8,231	—	8,231
Work-in-progress		197,400	—	197,400
Finished goods		54,053	(331)	53,722
Supplies		3,487,920	—	3,487,920
Inventories-in-transit		867,688	—	867,688
Other inventories		18,271	—	18,271

	~~W~~	9,422,062	(1,716)	9,420,346

In millions of Won	December 31, 2023
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,624,638	(1,387)	4,623,251
Merchandises		335	—	335
Work-in-progress		187,304	—	187,304
Finished goods		97,272	(57)	97,215
Supplies		2,930,978	—	2,930,978
Inventories-in-transit		1,021,797	—	1,021,797
Other inventories		14,735	—	14,735

	~~W~~	8,877,059	(1,444)	8,875,615

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 amounts to ~~W~~6,114 million and ~~W~~9,974 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 were ~~W~~6,386 million and ~~W~~9,936 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

15.	Non-Financial Assets

Non-financial assets as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	396,870	98,558	300,350	75,489
Prepaid expenses		346,076	229,589	440,079	214,022
Others (*)		370,150	42,002	368,892	60,659

	~~W~~	1,113,096	370,149	1,109,321	350,170

(*)	Details of others as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	206,346	—	25,246	—
Other quick assets		163,804	42,002	343,646	60,659

	~~W~~	370,150	42,002	368,892	60,659

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2024 and December 31, 2023 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2024	December 31, 2023
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.12%	80.03%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2024 and December 31, 2023 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2024	December 31, 2023
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	—	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	70.11%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2024 and December 31, 2023 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2024	December 31, 2023
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*5)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	100.00%	100.00%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	82.00%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	—
Sprott Chile Solar I SpA	Holding company	Chile	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2024 and December 31, 2023 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%. The Group sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of September 30, 2024, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The Group guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Group to sell its shares in the entity, which can be exercised 36 months after the date of acquisition.

(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)

Although the Group does not hold a stake as of September 30, 2024, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, The Group has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	Subsidiaries included in and excluded from consolidation for the nine-month period ended September 30, 2024 are as follows:

Subsidiaries included in consolidation for the nine-month period ended September 30, 2024.

Subsidiaries	Reason
KOSPO Rutile, LLC	New investment
Sprott Chile Solar I SpA	New investment

Subsidiaries excluded from consolidation for the nine-month period ended September 30, 2024.

Subsidiaries	Reason
PT. KOWEPO Sumsel Operation And Maintenance Services	Liquidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows:

In millions of Won

September 30, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	72,725,454	46,959,713	10,205,422	979,432
Korea South-East Power Co., Ltd.		12,595,384	6,146,678	5,173,955	468,643
Korea Midland Power Co., Ltd.		14,875,958	9,696,520	5,729,368	491,917
Korea Western Power Co., Ltd.		12,612,045	7,305,182	4,949,224	502,237
Korea Southern Power Co., Ltd.		12,855,863	7,187,980	5,128,700	331,078
Korea East-West Power Co., Ltd.		11,607,415	5,327,196	4,179,398	474,875
KEPCO Engineering & Construction Company, Inc.		871,672	320,796	360,727	32,140
KEPCO Plant Service & Engineering Co., Ltd.		1,604,654	318,808	1,105,763	134,433
KEPCO Nuclear Fuel Co., Ltd.		1,077,180	579,100	351,661	46,091
KEPCO KDN Co., Ltd.		802,110	205,812	534,945	187,663
KEPCO International HongKong Ltd.		139,465	1,446	—	5,250
KEPCO International Philippines Inc.		76,381	—	—	1,678
KEPCO Gansu International Ltd.		7,395	634	—	(12)
KEPCO Philippines Holdings Inc.		187,912	118	—	49,622
KEPCO Philippines Corporation		2,740	—	—	90
KEPCO Ilijan Corporation		150,015	601	—	3,832
KEPCO Neimenggu International Ltd.		284,476	4,180	—	413
KEPCO Shanxi International Ltd.		711,063	337,780	—	(13,828)
KOMIPO Global Pte Ltd.		398,535	1,371	—	14,621
KEPCO Netherlands B.V.		143,947	85	—	(232)
KEPCO Australia Pty., Ltd.		860	12	—	104
KOSEP Australia Pty., Ltd.		89,769	10,741	24,003	7,519
KOMIPO Australia Pty., Ltd.		93,921	3,300	24,003	5,441
KOWEPO Australia Pty., Ltd.		93,086	3,437	24,003	4,117
KOSPO Australia Pty., Ltd.		37,241	3,215	24,003	6,464
KEPCO Middle East Holding Company		122,013	113,497	—	(5,333)
Qatrana Electric Power Company		513,011	206,301	21,747	18,778
KHNP Canada Energy Ltd.		163,848	17,934	—	388
KEPCO Bylong Australia Pty., Ltd.		45,324	490,922	—	(9,285)
Korea Waterbury Uranium Limited Partnership		20,772	40	—	(107)
KEPCO Holdings de Mexico		807	2,739	—	(728)
KST Electric Power Company, S.A.P.I. de C.V.		589,075	482,027	46,727	17,218
KEPCO Energy Service Company		1,651	562	6,952	253
KEPCO Netherlands S3 B.V.		72,689	17,122	—	444
PT. KOMIPO Pembangkitan Jawa Bali		22,512	4,925	16,169	4,745
PT. Cirebon Power Service		3,025	1,174	7,261	472
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		24,884	5,292	9,993	3,807
EWP America Inc. (*1)		49,440	4,552	11,636	1,069
KNF Canada Energy Limited		2,265	19	—	(47)
EWP Barbados 1 SRL		456,156	1,070	—	25,388
Gyeonggi Green Energy Co., Ltd.		156,523	204,371	47,827	(13,207)
PT. Tanggamus Electric Power		207,981	139,895	5,128	4,213
Gyeongju Wind Power Co., Ltd.		85,936	42,598	13,446	2,684
KOMIPO America Inc. (*2)		577,492	301,553	18,248	10,667
PT. EWP Indonesia		96,665	86	—	6,104
KEPCO Netherlands J3 B.V.		161,286	11,043	—	7,466
Korea Offshore Wind Power Co., Ltd.		325,356	130,425	28,868	4,314
Global One Pioneer B.V.		139	124	—	(96)
Global Energy Pioneer B.V.		337	126	—	(98)
Mira Power Limited		409,449	290,730	3,141	30,706
KOSEP Material Co., Ltd.		5,910	543	3,747	870
Commerce and Industry Energy Co., Ltd.		69,410	26,565	27,647	(1,215)
KEPCO KPS Philippines Corp.		7,162	1,234	6,422	961
KOSPO Chile SpA		166,218	73,667	—	(619)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of Won

September 30, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,860	2,329	436	57
Fujeij Wind Power Company		226,019	158,983	—	13,951
KOSPO Youngnam Power Co., Ltd.		379,445	264,175	316,296	11,006
Chitose Solar Power Plant LLC		96,073	78,091	11,734	3,009
KEPCO ES Co., Ltd.		319,533	8,823	4,747	6,728
KEPCO Solar Co., Ltd.		237,430	26,289	17,563	6,015
KOSPO Power Services Ltda.		6,517	5,296	12,569	1,399
Energy New Industry Specialized Investment Private Investment Trust (*3)		456,080	4,059	—	6,878
KOEN Bylong Pty., Ltd.		14	152	—	—
KOMIPO Bylong Pty., Ltd.		14	159	—	(5)
KOWEPO Bylong Pty., Ltd.		13	154	—	(5)
KOSPO Bylong Pty., Ltd.		214	425	—	(45)
EWP Bylong Pty., Ltd.		13	13	—	—
KOWEPO Lao International		17,550	828	9,034	4,644
KEPCO Mangilao Holdings LLC		89,368	39,621	602	64
Mangilao Investment LLC		205,391	16	—	—
KEPCO Mangilao Solar, LLC		206,953	538	12,973	3,168
Jeju Hanlim Offshore Wind Co., Ltd.		526,130	453,311	2,936	1,775
PT. Siborpa Eco Power		12,470	—	—	(22)
PT. Korea Energy Indonesia		6,250	5,049	1,183	(1,057)
KOLAT SpA		48,503	287	1,916	594
KEPCO California, LLC		47,554	6,614	640	(94)
KEPCO Mojave Holdings, LLC		92,537	80,112	—	(2,901)
Incheon Fuel Cell Co., Ltd.		248,616	228,537	70,866	(1,681)
KOEN Service Co., Ltd.		9,919	6,534	29,249	458
KOMIPO Service Co., Ltd.		8,478	5,028	28,563	282
KOWEPO Service Co., Ltd.		9,559	4,694	30,072	1,175
KOSPO Service Co., Ltd.		7,461	4,621	23,693	899
EWP Service Co., Ltd.		6,210	3,400	20,437	1,301
PT. KOMIPO Energy Indonesia		3,106	239	2,265	15
KNF partners Co., Ltd.		2,622	937	4,498	203
KOSPO USA Inc.		596,858	445	—	(6,226)
KOSPO Niles LLC (formerly, Nambu USA LLC)		303,670	69	—	(511)
Tamra Offshore Wind Power Co., Ltd.		111,404	76,060	11,400	(1,043)
KEPCO MCS Co., Ltd.		91,064	63,088	195,037	(9,272)
KEPCO FMS Co., Ltd.		31,416	21,473	84,219	6,775
Firstkeepers Co., Ltd.		27,449	16,017	71,309	4,703
Secutec Co., Ltd.		16,564	10,803	58,199	1,825
SE Green Energy Co., Ltd.		126,490	93,186	31,431	800
Mangilao Intermediate Holdings LLC		205,062	116,020	—	(5,000)
KEPCO CSC Co., Ltd.		17,122	10,616	34,132	2,691
KOAK Power Limited		15,177	200	—	(67)
KOMIPO Europe B.V.		82,576	91	921	(5,997)
Haenanum Energy Fund		7,450	29	493	454
Paju Ecoenergy Co., Ltd.		62,209	2,620	12,290	1,082
Guam Ukudu Power LLC		803,396	787,201	—	(3,330)
K-SOLAR SHINAN Co., Ltd.		289,730	272,208	27,470	2,255

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of Won

September 30, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,835	2,572	10,780	671
KEPCO E&C Service Co., Ltd.		8,572	2,154	12,513	1,189
Moha solar Co., Ltd.		26,254	28,607	—	(181)
Ogiri Solar Power Co., Ltd.		1,078	21	77	57
KHNP USA LLC		2,237	628	887	207
KOMIPO Vanphong Power Service LLC		34,987	3,120	19,614	8,724
Energy Innovation Fund I		43,346	694	—	(698)
KHNP Chile SpA		5,634	4,335	—	(36)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,505	1,345	156	58
Yeong Yang Corporation Co., Ltd.		1,487	1,335	153	51
SolarVader Co., Ltd.		1,496	1,338	156	50
Yeong Yang Innovation Co., Ltd.		1,492	1,335	151	65
Yeong Yang Horus Photovoltaic Co., Ltd.		1,477	1,336	144	58
Yeong Yang Solar Management Co., Ltd.		1,499	1,341	159	38
LSG Hydro Power Limited		624	18	—	(133)
KOEN Bio Co., Ltd.		1,078	649	1,074	12
KOMIPO Iberian Solar Group, S.L.U.		76,774	70,239	—	(4,131)
Jeongam Wind Power Co., Ltd.		72,288	61,372	5,044	(1,799)
KOWEPO Europe B.V.		13	3,349	—	(165)
Yeongdeok Sunrise Wind Power Co., Ltd.		108,776	84,770	3,186	2,133
KA Power Limited		6,067	3,095	—	(150)
Western Power Changgi Solar Co., Ltd.		43,560	37,550	4,578	(124)
EWP Australia Pty., Ltd.		68,048	340	—	12,799
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		343,924	223,830	5,360	20,668
Digital Innovation Growth Fund		12,366	92	—	746
J Wind First, LLC		55,232	55,232	2,280	—
KEPCO Holding Company		3,362	—	—	(22)
KEPCO for Maintenance Company		1,338	—	1,514	1,247
KOSPO Trumbull LLC		250,362	—	—	—
Changjuk Wind Power Co., Ltd.		25,373	2,479	4,493	961
Chile Solar JV SpA		93,163	72,702	8,072	(420)
KEPCO KPS South Africa Pty., Ltd.		10,914	4,835	17,208	518
KOWEPO Holding Limited		9,631	1,387	—	8,502
KOSPO Rutile, LLC		132	—	—	—
Sprott Chile Solar I SpA		7,794	22	—	2

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of Won

December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	70,535,018	45,660,916	10,798,378	151,638
Korea South-East Power Co., Ltd.		13,158,245	6,964,695	7,761,713	196,522
Korea Midland Power Co., Ltd.		15,309,205	10,368,698	7,611,821	(1,844)
Korea Western Power Co., Ltd.		12,710,246	7,648,441	6,915,233	126,519
Korea Southern Power Co., Ltd.		13,405,076	7,807,334	7,298,989	226,811
Korea East-West Power Co., Ltd.		11,683,112	5,626,034	5,571,885	139,013
KEPCO Engineering & Construction Company, Inc.		854,704	307,396	545,092	32,654
KEPCO Plant Service & Engineering Co., Ltd.		1,585,380	318,597	1,523,031	161,849
KEPCO Nuclear Fuel Co., Ltd.		1,101,960	622,157	284,066	43,533
KEPCO KDN Co., Ltd.		733,434	301,713	738,833	65,495
KEPCO International HongKong Ltd.		133,915	—	—	8,795
KEPCO International Philippines Inc.		72,830	—	—	4,891
KEPCO Gansu International Ltd.		7,226	608	—	(23)
KEPCO Philippines Holdings Inc.		180,592	96	—	8,802
KEPCO Philippines Corporation		2,607	—	—	127
KEPCO Ilijan Corporation		142,711	800	—	3,718
KEPCO Neimenggu International Ltd.		284,280	4,346	—	15,021
KEPCO Shanxi International Ltd.		707,447	329,539	—	(3,875)
KOMIPO Global Pte Ltd.		411,249	32,900	—	17,174
KEPCO Netherlands B.V.		141,088	45	—	3,856
KEPCO Australia Pty., Ltd.		749	34	—	131
KOSEP Australia Pty., Ltd.		79,308	7,990	29,675	10,665
KOMIPO Australia Pty., Ltd.		86,077	4,014	29,676	9,248
KOWEPO Australia Pty., Ltd.		86,074	3,571	29,675	9,001
KOSPO Australia Pty., Ltd.		32,828	3,923	29,675	10,329
KEPCO Middle East Holding Company		121,015	107,611	—	(1,548)
Qatrana Electric Power Company		491,627	208,707	26,779	20,949
KHNP Canada Energy Ltd.		155,242	12,379	—	392
KEPCO Bylong Australia Pty., Ltd.		44,557	465,231	—	(16,669)
Korea Waterbury Uranium Limited Partnership		20,772	44	—	(67)
KEPCO Holdings de Mexico		1,171	2,621	—	(121)
KST Electric Power Company, S.A.P.I. de C.V.		631,348	490,470	93,843	19,657
KEPCO Energy Service Company		2,028	716	10,193	251
KEPCO Netherlands S3 B.V.		70,613	16,710	—	1,769
PT. KOMIPO Pembangkitan Jawa Bali		17,303	3,929	23,639	1,579
PT. Cirebon Power Service		2,936	714	9,457	672
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		19,387	3,881	17,665	7,082
EWP America Inc. (*1)		46,954	4,032	14,549	895
KNF Canada Energy Limited		2,261	34	—	(56)
EWP Barbados 1 SRL		434,690	14,217	2,448	36,566
Gyeonggi Green Energy Co., Ltd.		180,176	214,822	80,630	(28,549)
PT. Tanggamus Electric Power		214,892	150,483	2,127	(2,230)
Gyeongju Wind Power Co., Ltd.		90,616	49,982	19,807	6,716
KOMIPO America Inc. (*2)		579,403	318,295	39,323	3,376
PT. EWP Indonesia		90,650	132	—	9,590
KEPCO Netherlands J3 B.V.		153,324	13,634	—	15,289
Korea Offshore Wind Power Co., Ltd.		334,444	143,827	40,313	6,497
Global One Pioneer B.V.		143	44	—	(85)
Global Energy Pioneer B.V.		336	44	—	(81)
Mira Power Limited		403,843	318,557	2,683	(1,590)
KOSEP Material Co., Ltd.		4,974	542	4,834	908
Commerce and Industry Energy Co., Ltd.		73,671	29,611	33,050	(2,901)
KEPCO KPS Philippines Corp.		5,775	884	4,608	97
KOSPO Chile SpA		166,643	75,619	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of Won

December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	26	260	—	—
Hee Mang Sunlight Power Co., Ltd.		5,877	2,403	689	202
Fujeij Wind Power Company		216,082	158,081	—	15,067
KOSPO Youngnam Power Co., Ltd.		360,026	255,761	410,173	(7,965)
Chitose Solar Power Plant LLC		98,911	84,228	14,447	2,059
KEPCO ES Co., Ltd.		322,529	15,367	14,151	5,384
KEPCO Solar Co., Ltd.		246,273	36,127	23,234	8,367
KOSPO Power Services Ltda.		6,976	7,086	17,634	(211)
Energy New Industry Specialized Investment Private Investment Trust (*3)		454,888	3,364	24,030	10,812
KOEN Bylong Pty., Ltd.		11	128	—	—
KOMIPO Bylong Pty., Ltd.		13	147	—	(20)
KOWEPO Bylong Pty., Ltd.		12	142	—	(43)
KOSPO Bylong Pty., Ltd.		388	541	—	(20)
EWP Bylong Pty., Ltd.		13	13	—	46
KOWEPO Lao International		13,038	223	10,270	6,268
KEPCO Mangilao Holdings LLC		90,445	41,898	775	785
Mangilao Investment LLC		206,714	15	—	(1)
KEPCO Mangilao Solar, LLC		206,600	1,918	13,593	826
Jeju Hanlim Offshore Wind Co., Ltd.		459,229	388,171	—	(3,032)
PT. Siborpa Eco Power		12,209	3	—	(52)
PT. Korea Energy Indonesia		1,878	101	1,897	132
KOLAT SpA		46,958	352	2,237	1,820
KEPCO California, LLC		46,606	6,823	613	(385)
KEPCO Mojave Holdings, LLC		93,233	78,328	—	(3,901)
Incheon Fuel Cell Co., Ltd.		259,169	237,409	96,924	(4,112)
KOEN Service Co., Ltd.		11,470	8,745	38,164	305
KOMIPO Service Co., Ltd.		7,944	4,777	37,525	960
KOWEPO Service Co., Ltd.		10,300	6,584	36,421	264
KOSPO Service Co., Ltd.		6,122	4,182	30,369	703
EWP Service Co., Ltd.		5,487	3,790	26,767	176
PT. KOMIPO Energy Indonesia		2,983	250	2,023	38
KNF partners Co., Ltd.		2,589	1,106	6,380	340
KOSPO USA Inc.		378,732	377	—	(6,351)
KOSPO Niles LLC (formerly, Nambu USA LLC)		297,370	230	—	(732)
Tamra Offshore Wind Power Co., Ltd.		120,460	83,161	18,570	1,089
KEPCO MCS Co., Ltd.		111,189	73,940	307,146	(4,757)
KEPCO FMS Co., Ltd.		21,310	18,142	107,336	1,895
Firstkeepers Co., Ltd.		18,698	12,437	90,575	2,689
Secutec Co., Ltd.		16,038	11,797	72,284	699
SE Green Energy Co., Ltd.		147,251	114,737	40,326	(1,305)
Mangilao Intermediate Holdings LLC		206,771	114,954	—	(5,293)
KEPCO CSC Co., Ltd.		15,985	12,170	49,502	2,644
KOAK Power Limited		15,000	528	—	714
KOMIPO Europe B.V.		86,109	69	1,183	109
Haenanum Energy Fund		7,415	3	47	(1)
Paju Ecoenergy Co., Ltd.		60,653	2,146	15,351	(357)
Guam Ukudu Power LLC		749,837	720,795	—	(19,904)
K-SOLAR SHINAN Co., Ltd.		298,866	281,676	37,137	(6,896)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of Won

December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KPS Partners Co., Ltd.	~~W~~	3,503	1,776	12,921	183
KEPCO E&C Service Co., Ltd.		7,167	1,938	16,454	1,505
Moha solar Co., Ltd.		27,213	29,363	—	112
Ogiri Solar Power Co., Ltd.		1,032	31	—	(9)
KHNP USA LLC		1,517	140	1,142	166
KOMIPO Vanphong Power Service LLC		26,819	3,768	21,396	10,879
Energy Innovation Fund I		43,725	419	—	(766)
KHNP Chile SpA		5,555	4,219	—	(66)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,529	1,427	219	42
Yeong Yang Corporation Co., Ltd.		1,519	1,418	216	39
SolarVader Co., Ltd.		1,529	1,421	219	40
Yeong Yang Innovation Co., Ltd.		1,510	1,418	210	32
Yeong Yang Horus Photovoltaic Co., Ltd.		1,502	1,418	206	28
Yeong Yang Solar Management Co., Ltd.		1,540	1,420	224	46
LSG Hydro Power Limited		717	8	—	(219)
KOEN Bio Co., Ltd.		1,010	585	2,467	372
KOMIPO Iberian Solar Group, S.L.U.		79,666	66,874	—	(931)
Jeongam Wind Power Co., Ltd.		75,744	63,219	8,154	(958)
KOWEPO Europe B.V.		107	3,177	—	(44,685)
Yeongdeok Sunrise Wind Power Co., Ltd.		94,615	74,842	—	(383)
KA Power Limited		3,173	172	—	126
Western Power Changgi Solar Co., Ltd.		46,950	40,815	7,036	2,011
EWP Australia Pty., Ltd.		52,734	—	325	337
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		311,259	213,822	10,072	3,217
Digital Innovation Growth Fund		11,624	96	—	(266)
J Wind First, LLC		52,304	52,304	2,540	—
KEPCO Holding Company		3,307	—	—	(23)
KEPCO for Maintenance Company		118	—	—	(45)
KOSPO Trumbull LLC		25	—	—	(10)
Changjuk Wind Power Co., Ltd.		24,364	3,049	6,230	744
Chile Solar JV SpA		98,705	75,472	9,050	(2,768)
KEPCO KPS South Africa Pty., Ltd.		9,222	4,236	8,512	834
KOWEPO Holding Limited		1,323	1,371	—	(49)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of September 30, 2024 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.
KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.
Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.
Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.
Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.
Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.
Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.
Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.
Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.
Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.
Mira Power Limited	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.
Chile Solar JV SpA	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.
K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.
Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of September 30, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions
Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.
Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract, and delays in the EPC contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.
Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule or the EPC contract without the lender’s prior written consent is restricted. Also, commercial operation before acquiring wind turbine is restricted without prior consent from the EPC contractor. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.
Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.
KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of September 30, 2024, the Group has following entitlements in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized Commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.
Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has a right to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking into account financial conditions, business conditions, and other circumstances.
Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won

September 30, 2024
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	149,532	966,200	496,387	1,236,868	2,848,987
Non-current assets		483	638,454	375,285	4,600,515	5,614,737
Current liabilities		(232)	(264,574)	(316,639)	(1,146,738)	(1,728,183)
Non-current liabilities		(369)	(54,234)	(4,157)	(2,523,878)	(2,582,638)
Net assets		149,414	1,285,846	550,876	2,166,767	4,152,903
Book value of non-controlling interests		73,213	630,065	268,607	467,284	1,439,169
Sales		—	1,105,763	360,727	818,932	2,285,422
Profit for the period		3,832	134,433	32,140	153,935	324,340
Profit for the period attributable to non-controlling interests		1,878	65,872	15,671	30,692	114,113
Cash flows from operating activities		4,385	391,563	33,364	283,454	712,766
Cash flows from investing activities		—	(247,014)	(34,946)	(140,690)	(422,650)
Cash flows from financing activities before dividends to non-controlling interests		(202)	(61,831)	(10,845)	(172,688)	(245,566)
Dividends to non-controlling interests		—	(47,584)	(9,553)	(34,306)	(91,443)
Effect of exchange rate fluctuation		3,211	(368)	3	8,317	11,163
Net increase of cash and cash equivalents		7,394	34,766	(21,977)	(55,913)	(35,730)

In millions of Won

December 31, 2023
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	142,023	953,211	446,900	1,193,078	2,735,212
Non-current assets		688	632,169	407,804	4,639,760	5,680,421
Current liabilities		(252)	(313,249)	(249,899)	(1,009,791)	(1,573,191)
Non-current liabilities		(548)	(5,348)	(57,497)	(2,737,589)	(2,800,982)
Net assets		141,911	1,266,783	547,308	2,085,458	4,041,460
Book value of non-controlling interests		69,536	620,723	266,867	462,581	1,419,707
Sales		—	1,523,031	545,092	1,212,372	3,280,495
Profit for the year		3,718	161,849	32,654	63,145	261,366
Profit for the year attributable to non-controlling interests		1,822	79,306	15,922	9,355	106,405
Cash flows from operating activities		1,086	(35,492)	39,985	368,415	373,994
Cash flows from investing activities		84	26,915	(19,345)	(508,844)	(501,190)
Cash flows from financing activities before dividends to non-controlling interests		(93,348)	(36,433)	(6,687)	119,109	(17,359)
Dividends to non-controlling interests		(643)	(28,775)	(5,250)	(20,866)	(55,534)
Effect of exchange rate fluctuation		5,135	(454)	(35)	2,813	7,459
Net increase of cash and cash equivalents		(87,686)	(74,239)	8,668	(39,373)	(192,630)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Acquisition cost	~~W~~	101,727	101,738
Less: Accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,145	99,156

(ii)	Changes in goodwill for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won
	September 30, 2024
	Beginning		Increase	Decrease	Others	Ending
Acquisition cost	~~W~~	101,738	—	—	(11)	101,727
Less: Accumulated impairment		(2,582)	—	—	—	(2,582)

Carrying book value	~~W~~	99,156	—	—	(11)	99,145

In millions of Won
	December 31, 2023
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	100,093	1,859	—	—	(214)	101,738
Less: Accumulated impairment		—	—	—	(2,582)	—	(2,582)

Carrying book value	~~W~~	100,093	1,859	—	(2,582)	(214)	99,156

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of PT. KOWEPO Sumsel Operation And Maintenance Services during the nine-month period ended September 30, 2024. Also, the Group is proceeding the liquidation process of KEPCO Lebanon SARL, its subsidiary, and the entity was excluded from the consolidation scope during the year ended December 31, 2023. In addition, the Group has completed the liquidation process of its subsidiaries, KHNP Spain, S.L. and KEPCO US Inc. during the year ended December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won
September 30, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,146,881
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	116,547
Korea Power Exchange (*1)	Management of power market and others	Korea	100.00%		127,839	274,837
SPC Power Corporation (*2)	Power generation	Philippines	38.00%		20,635	78,872
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	721,850
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	140,506
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	37,203
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	669,774
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	179,282
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	92,268
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	268,933
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	241,890
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	150,618
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	Korea	33.61%		148,105	93,015
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	276,072
Nepal Water & Energy Development Company Private Limited (*4)	Construction and operation of utility plant	Nepal	68.88%		110,332	146,755
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,392	353,683
Saemangeum Sebit Power Plant Co., Ltd. (*5)	Power generation	Korea	55.14%		21,037	37,748
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	80,016
Others (Korea Electric Power Industrial Development Co., Ltd. and 75 others)					293,284	334,882

					3,393,709	6,441,632

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	71,906
KEPCO SPC Power Corporation (*2,7)	Construction and operation of utility plant	Philippines	60.00%		94,579	180,791
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	198,412
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	46,463
Rabigh Electricity Company (*8)	Power generation	Saudi Arabia	40.00%		109,743	240,326
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	380,792
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	232,481
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,565
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	463,203
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	140,382
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	87,736
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,954
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	81,094
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	51,796
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	56,270
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	57,595
Pulau Indah Power Plant Sdn. Bhd. (*8)	Power generation	Malaysia	25.00%		38,613	43,950
PT Barito Wahana Tenaga (*8)	Power generation	Indonesia	30.61%		59,574	174,275
Cheongna Energy Co., Ltd. (*9)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	39,695
OneEnergy Asia Limited (*8)	Power generation	Vietnam	40.00%		254,430	378,545
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	36,386
Trumbull Development Partners, LLC (*9)	Holding company	USA	56.23%		253,690	249,770
Others (Dangjin Eco Power Co., Ltd. and 92 others)					739,824	717,963

					2,785,868	4,010,350

				~~W~~	6,179,577	10,451,982

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2024 and December 31, 2023 are as follows, continued:

(*1)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*2)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of September 30, 2024.
(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*8)

The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture because unanimous consent from stakeholders sharing control over the entity is required to make decisions on related activities.

(*9)

The effective percentage of ownership is more than 50%. However, all critical financial and operating decisions must be agreed to by all parties having ownership over the entities. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won
December 31, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,970,643
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	52,303
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,173
Korea Power Exchange (*1)	Management of power market and others	Korea	100.00%		127,839	274,286
SPC Power Corporation (*2)	Power generation	Philippines	38.00%		20,635	78,931
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	705,812
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	134,259
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	34,555
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	619,207
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	162,765
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	116,378
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	287,624
Gangneung Eco Power Co., Ltd. (*10)	Power generation	Korea	29.00%		261,000	254,929
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	145,026
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	Korea	33.61%		148,105	87,203
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	259,085
Nepal Water & Energy Development Company Private Limited (*4, 10)	Construction and operation of utility plant	Nepal	68.88%		110,332	110,573
Indeck Niles Development, LLC	Holding company	USA	50.00%		263,825	335,401
Saemangeum Sebit Power Plant Co., Ltd. (*5)	Power generation	Korea	55.14%		21,037	37,191
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	76,597
Others (Korea Electric Power Industrial Development Co., Ltd. and 78 others)					335,241	315,948

					3,509,099	6,176,889

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	69,902
KEPCO SPC Power Corporation (*2,7)	Construction and operation of utility plant	Philippines	75.20%		94,579	196,544
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	43,207
Rabigh Electricity Company (*8)	Power generation	Saudi Arabia	40.00%		109,743	235,051
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	349,866
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	223,424
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	35,083
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	417,989
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	131,529
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	90,151
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,109
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	84,092
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	54,081
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	58,154
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,130
Pulau Indah Power Plant Sdn. Bhd. (*8)	Power generation	Malaysia	25.00%		24,339	25,603
PT Barito Wahana Tenaga (*8)	Power generation	Indonesia	30.61%		59,574	156,994
Cheongna Energy Co., Ltd. (*9)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	25,549
OneEnergy Asia Limited (*8)	Power generation	Vietnam	40.00%		195,130	289,966
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	38,789
Others (Dangjin Eco Power Co., Ltd. and 89 others)					712,824	671,747

					2,431,604	3,485,699

				~~W~~	5,940,703	9,662,588

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2024 and December 31, 2023 are as follows, continued:

(*1)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*2)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2023.
(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2023. The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*8)

The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture because unanimous consent from stakeholders sharing control over the entity is required to make decisions on related activities.

(*9)

The effective percentage of ownership is more than 50%. However, all critical financial and operating decisions must be agreed to by all parties having ownership over the entities. Accordingly, the entities are classified as joint ventures.

(*10)	The effective percentage of ownership changed due to the disproportionate capital reduction of financial investors during the year ended December 31, 2023.

(2)	The fair values of associates which are actively traded on an open market as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won

Investees	September 30, 2024		December 31, 2023
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	124,982	69,298
Korea Gas Corporation		880,740	466,830
YTN Co., Ltd. (*)		—	54,180
SPC Power Corporation		123,911	92,219
PT. Bayan Resources TBK		9,475,734	11,090,934

(*)	The Group sold all of its shares in YTN Co., Ltd. for the nine-month period ended September 30, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won

September 30, 2024
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,970,643	—	—	—	166,346	10,407	(515)	2,146,881
YTN Co., Ltd.		52,303	—	(52,303)	—	—	—	—	—
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	1,929	—	—	116,547
Korea Power Exchange		274,286	—	—	—	3,643	(59)	(3,033)	274,837
SPC Power Corporation		78,931	—	—	(13,495)	5,261	8,175	—	78,872
Gemeng International Energy Co., Ltd.		705,812	—	—	—	(17,129)	31,271	1,896	721,850
PT. Cirebon Electric Power		134,259	—	—	—	3,181	—	3,066	140,506
PT Wampu Electric Power		34,555	—	—	—	2,531	(646)	763	37,203
PT. Bayan Resources TBK		619,207	—	—	(82,764)	123,056	10,378	(103)	669,774
S-Power Co., Ltd.		162,765	—	—	—	16,517	—	—	179,282
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	(25,207)	1,097	—	92,268
Goseong Green Power Co., Ltd.		287,624	—	—	—	(18,691)	—	—	268,933
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(13,039)	—	—	241,890
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(22,560)	28,152	—	—	150,618
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	5,801	—	11	93,015
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	16,987	—	—	276,072
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	362	35,820	—	146,755
Indeck Niles Development, LLC		335,401	—	(14,432)	—	22,438	2,683	7,593	353,683
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	557	—	—	37,748
PT. Cirebon Energi Prasarana		76,597	—	—	—	5,436	(3,771)	1,754	80,016
Others (Korea Electric Power Industrial Development Co., Ltd. and 80 others)		315,948	9,422	(10,668)	(11,911)	21,687	2,557	7,847	334,882

		6,176,889	9,422	(77,403)	(134,285)	349,818	97,912	19,279	6,441,632

<Joint ventures>
Shuweihat Asia Power Investment B.V.		69,902	—	—	—	1,460	544	—	71,906
KEPCO SPC Power Corporation		196,544	—	—	(28,519)	16,569	(3,803)	—	180,791
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	—	3,492	8,181	—	198,412
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		43,207	—	—	—	1,360	1,896	—	46,463
Rabigh Electricity Company		235,051	—	—	—	8,697	(3,422)	—	240,326
Jamaica Public Service Company Limited		349,866	—	—	(2,321)	25,739	7,855	(347)	380,792
Amman Asia Electric Power Company		223,424	—	—	(8,105)	15,320	1,842	—	232,481
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	1,482	—	—	36,565
Nghi Son 2 Power LLC		417,989	—	—	—	43,768	1,446	—	463,203
Kelar S.A.		131,529	—	—	—	6,662	(743)	2,934	140,382
PT. Tanjung Power Indonesia		90,151	—	—	(8,349)	6,178	(8)	(236)	87,736
South Jamaica Power Company Limited		43,109	—	—	(2,123)	2,059	909	—	43,954
RE Holiday Holdings LLC		84,092	—	—	—	(3,995)	997	—	81,094
RE Pioneer Holdings LLC		54,081	—	—	—	(2,545)	260	—	51,796
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(743)	(1,555)	414	—	56,270
Solar Philippines Calatagan Corporation		58,130	—	—	(5,911)	4,540	836	—	57,595
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,274	—	—	(951)	5,024	—	43,950
PT Barito Wahana Tenaga		156,994	—	—	—	21,030	(3,749)	—	174,275
Cheongna Energy Co., Ltd.		25,549	—	—	—	14,146	—	—	39,695
OneEnergy Asia Limited		289,966	59,299	—	—	34,207	(4,927)	—	378,545
Prime Swedish Holding AB		38,789	—	—	—	(3,644)	—	1,241	36,386
Trumbull Development Partners, LLC		—	253,690	—	—	670	(1,252)	(3,338)	249,770
Others (Dangjin Eco Power Co., Ltd. and 92 others)		671,747	26,310	—	(6,684)	22,863	2,162	1,565	717,963

		3,485,699	353,573	—	(62,755)	217,552	14,462	1,819	4,010,350

	~~W~~	9,662,588	362,995	(77,403)	(197,040)	567,370	112,374	21,098	10,451,982

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows, continued:

In millions of Won

December 31, 2023
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,085,296	—	—	—	(155,819)	47,220	(6,054)	1,970,643
YTN Co., Ltd.		55,027	—	—	(540)	(1,147)	(14)	(1,023)	52,303
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	2,159	—	(222)	118,173
Korea Power Exchange		275,126	—	—	—	4,575	—	(5,415)	274,286
SPC Power Corporation		70,868	—	—	(2,669)	9,667	1,065	—	78,931
Gemeng International Energy Co., Ltd.		578,821	102,854	—	(12,527)	41,280	565	(5,181)	705,812
PT. Cirebon Electric Power		135,114	—	—	(10,770)	7,519	—	2,396	134,259
PT Wampu Electric Power		37,743	—	—	(3,850)	(268)	224	706	34,555
PT. Bayan Resources TBK		684,719	—	—	(344,360)	252,406	26,500	(58)	619,207
S-Power Co., Ltd.		141,128	—	—	—	21,637	—	—	162,765
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	(848)	1,642	—	116,378
Goseong Green Power Co., Ltd.		288,893	—	—	—	(1,240)	—	(29)	287,624
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	(3,171)	—	—	254,929
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(70,040)	81,258	—	(15)	145,026
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	(2,568)	—	471	87,203
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(21,846)	21,240	—	(454)	259,085
Nepal Water & Energy Development Company Private Limited		69,940	40,103	—	—	(325)	855	—	110,573
Indeck Niles Development, LLC		302,038	—	—	—	32,067	(3,623)	4,919	335,401
Saemangeum Sebit Power Plant Co., Ltd.		23,199	7,249	—	—	(709)	—	7,452	37,191
PT. Cirebon Energi Prasarana		69,035	—	—	—	7,328	(891)	1,125	76,597
Others (Korea Electric Power Industrial Development Co., Ltd. and 82 others)		308,874	13,803	(2,911)	(15,855)	19,338	(345)	(6,956)	315,948

		5,844,464	422,109	(2,911)	(486,012)	334,379	73,198	(8,338)	6,176,889

<Joint ventures>
Shuweihat Asia Power Investment B.V.		66,452	—	—	(512)	(440)	4,402	—	69,902
KEPCO SPC Power Corporation		179,594	—	—	—	13,224	3,726	—	196,544
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	(14,293)	9,012	38	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	(1,771)	639	(59)	—	43,207
Rabigh Electricity Company		214,607	—	—	(6,263)	28,456	(1,749)	—	235,051
Jamaica Public Service Company Limited		331,407	—	—	(15,715)	32,862	7,959	(6,647)	349,866
Amman Asia Electric Power Company		220,254	—	—	(15,636)	17,833	973	—	223,424
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	3,039	—	—	35,083
Nghi Son 2 Power LLC		408,839	—	—	—	14,742	(5,592)	—	417,989
Kelar S.A.		117,137	—	—	—	11,655	848	1,889	131,529
PT. Tanjung Power Indonesia		92,907	—	—	(12,641)	9,679	338	(132)	90,151
South Jamaica Power Company Limited		46,437	—	—	(7,667)	3,709	630	—	43,109
RE Holiday Holdings LLC		85,370	—	—	(1,549)	(1,425)	1,696	—	84,092
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(2,089)	2,160	—	54,081
RE Barren Ridge 1 Holdings LLC		3,350	—	—	(3,087)	(1,733)	59,624	—	58,154
Solar Philippines Calatagan Corporation		56,902	—	—	(6,025)	6,025	1,228	—	58,130
Pulau Indah Power Plant Sdn. Bhd.		26,814	—	—	(27)	671	(2,360)	505	25,603
PT Barito Wahana Tenaga		137,047	—	—	—	20,546	(599)	—	156,994
Cheongna Energy Co., Ltd.		10,758	—	—	—	14,791	—	—	25,549
OneEnergy Asia Limited		172,218	79,182	—	—	39,091	(525)	—	289,966
Prime Swedish Holding AB		36,245	820	—	—	(236)	—	1,960	38,789
Others (Dangjin Eco Power Co., Ltd. and 93 others)		617,650	43,141	(2,774)	(20,453)	40,626	6,816	(13,259)	671,747

		3,147,584	123,143	(2,774)	(106,801)	260,677	79,554	(15,684)	3,485,699

	~~W~~	8,992,048	545,252	(5,685)	(592,813)	595,056	152,752	(24,022)	9,662,588

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows:

In millions of Won
September 30, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	53,044,059	42,493,015	28,409,776	815,441
Hyundai Green Power Co., Ltd.		703,264	301,378	80,837	6,655
Korea Power Exchange		350,105	75,268	90,956	2,670
SPC Power Corporation		264,863	14,630	56,076	23,020
Gemeng International Energy Co., Ltd.		7,667,719	5,276,103	2,141,469	(43,797)
PT. Cirebon Electric Power		666,526	155,594	202,054	11,566
PT Wampu Electric Power		193,881	113,005	13,365	5,502
PT. Bayan Resources TBK		4,134,450	1,229,000	3,340,963	839,860
S-Power Co., Ltd.		744,879	376,745	606,412	33,522
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,260,628	887,797	147,509	(100,951)
Goseong Green Power Co., Ltd.		5,158,982	4,209,853	916,718	(52,717)
Gangneung Eco Power Co., Ltd.		5,415,831	4,725,199	559,221	(12,196)
Shin Pyeongtaek Power Co., Ltd.		1,114,437	711,253	633,978	69,249
Dongducheon Dream Power Co., Ltd.		1,392,616	1,081,474	1,110,897	15,598
GS Donghae Electric Power Co., Ltd.		1,961,604	1,149,627	432,036	49,964
Nepal Water & Energy Development Company Private Limited		587,480	375,685	59,297	525
Indeck Niles Development, LLC		1,157,940	641,607	267,203	50,466
Saemangeum Sebit Power Plant Co., Ltd.		162,660	94,362	16,469	1,013
PT. Cirebon Energi Prasarana		3,479,413	2,679,258	406,844	54,357

<Joint ventures>
Shuweihat Asia Power Investment B.V.		146,765	17	—	(202)
KEPCO SPC Power Corporation		268,400	27,986	146,307	22,286
Datang Chifeng Renewable Power Co., Ltd.		831,916	335,885	73,252	8,404
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		173,375	57,217	19,762	3,340
Rabigh Electricity Company		2,481,740	1,773,944	263,993	45,235
Jamaica Public Service Company Limited		2,347,986	1,430,643	1,100,485	67,256
Amman Asia Electric Power Company		687,002	299,534	15,960	25,438
Chun-cheon Energy Co., Ltd.		559,814	436,704	333,777	4,779
Nghi Son 2 Power LLC		3,812,686	2,886,279	684,500	87,536
Kelar S.A.		669,678	458,385	84,143	12,671
PT. Tanjung Power Indonesia		691,444	440,769	80,122	17,819
South Jamaica Power Company Limited		486,571	266,784	183,862	11,227
RE Holiday Holdings LLC		329,886	167,698	11,394	(2,998)
RE Pioneer Holdings LLC		249,276	145,684	8,271	(2,266)
RE Barren Ridge 1 Holdings LLC		207,005	94,466	8,102	(1,312)
Solar Philippines Calatagan Corporation		156,354	39,067	16,193	6,970
Pulau Indah Power Plant Sdn. Bhd.		955,294	802,065	4,244	(3,807)
PT Barito Wahana Tenaga		569,298	—	—	63,624
Cheongna Energy Co., Ltd.		437,185	361,852	99,006	28,226
OneEnergy Asia Limited		2,757,403	1,874,821	291,097	67,935
Prime Swedish Holding AB		139,046	60,906	6,351	(8,098)
Trumbull Development Partners, LLC		1,303,651	942,621	—	1,183

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of Won
December 31, 2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	57,254,666	47,428,628	44,555,995	(747,428)
YTN Co., Ltd.		352,188	108,108	130,450	(3,616)
Hyundai Green Power Co., Ltd.		738,107	330,616	107,367	7,446
Korea Power Exchange		366,092	91,806	119,182	4,443
SPC Power Corporation		287,249	28,485	106,926	27,946
Gemeng International Energy Co., Ltd.		7,507,274	5,189,729	2,963,614	33,580
PT. Cirebon Electric Power		665,365	177,150	265,054	27,341
PT Wampu Electric Power		206,943	131,823	20,155	(582)
PT. Bayan Resources TBK		4,447,335	2,018,870	4,675,174	1,670,522
S-Power Co., Ltd.		762,398	427,807	1,012,050	44,730
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,370,110	900,713	171,978	(5,674)
Goseong Green Power Co., Ltd.		5,374,233	4,372,531	1,580,545	152
Gangneung Eco Power Co., Ltd.		5,381,984	4,665,083	1,419,436	(7,388)
Shin Pyeongtaek Power Co., Ltd.		1,222,968	832,633	1,040,219	201,635
Dongducheon Dream Power Co., Ltd.		1,337,529	1,042,681	1,744,247	(8,608)
GS Donghae Electric Power Co., Ltd.		1,932,098	1,170,085	876,826	62,471
Nepal Water & Energy Development Company Private Limited		327,057	167,792	82,720	(3,186)
Indeck Niles Development, LLC		1,157,838	675,638	318,392	64,813
Saemangeum Sebit Power Plant Co., Ltd.		165,283	97,997	22,663	(812)
PT. Cirebon Energi Prasarana		3,372,539	2,606,566	434,806	73,285

<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,680	20	—	897
KEPCO SPC Power Corporation		288,140	26,778	222,773	17,270
Datang Chifeng Renewable Power Co., Ltd.		812,124	345,277	117,833	25,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		166,959	58,942	23,638	1,597
Rabigh Electricity Company		2,556,848	1,855,234	304,727	51,539
Jamaica Public Service Company Limited		2,332,019	1,491,199	1,400,582	87,307
Amman Asia Electric Power Company		719,388	347,015	21,772	33,811
Chun-cheon Energy Co., Ltd.		565,972	447,820	502,889	10,435
Nghi Son 2 Power LLC		3,775,717	2,939,740	825,701	33,336
Kelar S.A.		691,104	493,325	112,201	12,488
PT. Tanjung Power Indonesia		704,274	446,700	111,138	21,854
South Jamaica Power Company Limited		482,866	267,307	240,664	18,833
RE Holiday Holdings LLC		340,773	172,589	21,178	664
RE Pioneer Holdings LLC		257,091	148,929	14,136	(2,164)
RE Barren Ridge 1 Holdings LLC		213,491	97,184	11,915	(1,979)
Solar Philippines Calatagan Corporation		146,304	37,922	16,420	9,121
Pulau Indah Power Plant Sdn. Bhd.		800,300	720,459	431	2,095
PT Barito Wahana Tenaga		512,846	—	—	72,320
Cheongna Energy Co., Ltd.		428,042	380,935	119,530	29,511
OneEnergy Asia Limited		2,181,165	1,520,032	1,149,944	94,298
Prime Swedish Holding AB		83,699	218	—	(524)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won
September 30, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,551,044	20.47%	2,159,799	—	—	(12,918)	2,146,881
Hyundai Green Power Co., Ltd.		401,886	29.00%	116,547	—	—	—	116,547
Korea Power Exchange		274,837	100.00%	274,837	—	—	—	274,837
SPC Power Corporation		250,233	38.00%	95,088	—	—	(16,216)	78,872
Gemeng International Energy Co., Ltd.		2,391,616	42.00%	1,004,479	—	—	(282,629)	721,850
PT. Cirebon Electric Power		510,932	27.50%	140,506	—	—	—	140,506
PT Wampu Electric Power		80,876	46.00%	37,203	—	—	—	37,203
PT. Bayan Resources TBK		2,905,450	20.00%	581,090	165,064	—	(76,380)	669,774
S-Power Co., Ltd.		368,134	49.00%	180,385	—	(1,103)	—	179,282
Xe-Pian Xe-Namnoy Power Co., Ltd.		372,831	25.00%	93,208	305	(956)	(289)	92,268
Goseong Green Power Co., Ltd.		949,129	29.00%	275,247	—	(6,314)	—	268,933
Gangneung Eco Power Co., Ltd.		690,632	29.00%	200,283	47,286	(5,679)	—	241,890
Shin Pyeongtaek Power Co., Ltd.		403,184	40.00%	161,274	3,559	(14,215)	—	150,618
Dongducheon Dream Power Co., Ltd.		311,142	34.01%	105,819	1,757	(1,979)	(12,582)	93,015
GS Donghae Electric Power Co., Ltd.		811,977	34.00%	276,072	—	—	—	276,072
Nepal Water & Energy Development Company Private Limited		211,795	68.88%	145,883	872	—	—	146,755
Indeck Niles Development, LLC		516,333	50.00%	258,166	91,289	—	4,228	353,683
Saemangeum Sebit Power Plant Co., Ltd.		68,298	55.00%	37,566	182	—	—	37,748
PT. Cirebon Energi Prasarana		800,155	10.00%	80,016	—	—	—	80,016

<Joint ventures>
Shuweihat Asia Power Investment B.V.		146,748	49.00%	71,906	—	—	—	71,906
KEPCO SPC Power Corporation		240,414	60.00%	144,248	—	—	36,543	180,791
Datang Chifeng Renewable Power Co., Ltd.		496,031	40.00%	198,412	—	—	—	198,412
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		116,158	40.00%	46,463	—	—	—	46,463
Rabigh Electricity Company		707,796	40.00%	283,118	—	(41,987)	(805)	240,326
Jamaica Public Service Company Limited		917,343	40.00%	366,937	29,357	—	(15,502)	380,792
Amman Asia Electric Power Company		387,468	60.00%	232,481	—	—	—	232,481
Chun-cheon Energy Co., Ltd.		123,110	29.90%	36,810	3	—	(248)	36,565
Nghi Son 2 Power LLC		926,407	50.00%	463,203	—	—	—	463,203
Kelar S.A.		211,293	65.00%	137,340	3,042	—	—	140,382
PT. Tanjung Power Indonesia		250,675	35.00%	87,736	—	—	—	87,736
South Jamaica Power Company Limited		219,787	20.00%	43,957	—	—	(3)	43,954
RE Holiday Holdings LLC		162,188	50.00%	81,094	—	—	—	81,094
RE Pioneer Holdings LLC		103,592	50.00%	51,796	—	—	—	51,796
RE Barren Ridge 1 Holdings LLC		112,539	50.00%	56,270	—	—	—	56,270
Solar Philippines Calatagan Corporation		117,287	38.00%	44,569	—	—	13,026	57,595
Pulau Indah Power Plant Sdn. Bhd.		153,229	25.00%	38,307	5,643	—	—	43,950
PT Barito Wahana Tenaga		569,298	30.61%	174,275	—	—	—	174,275
Cheongna Energy Co., Ltd.		75,333	50.10%	37,742	3,137	(1,184)	—	39,695
OneEnergy Asia Limited		882,582	40.00%	353,033	25,512	—	—	378,545
Prime Swedish Holding AB		78,140	45.00%	35,163	1,223	—	—	36,386
Trumbull Development Partners, LLC		361,030	56.23%	203,007	46,763	—	—	249,770

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2024 and December 31, 2023 is as follows, continued:

In millions of Won
December 31, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,826,038	20.47%	2,011,390	—	—	(40,747)	1,970,643
YTN Co., Ltd.		244,080	21.43%	52,303	—	—	—	52,303
Hyundai Green Power Co., Ltd.		407,491	29.00%	118,173	—	—	—	118,173
Korea Power Exchange		274,286	100.00%	274,286	—	—	—	274,286
SPC Power Corporation		258,764	38.00%	98,330	—	—	(19,399)	78,931
Gemeng International Energy Co., Ltd.		2,317,545	42.00%	973,369	—	—	(267,557)	705,812
PT. Cirebon Electric Power		488,215	27.50%	134,259	—	—	—	134,259
PT Wampu Electric Power		75,120	46.00%	34,555	—	—	—	34,555
PT. Bayan Resources TBK		2,428,465	20.00%	485,693	209,894	—	(76,380)	619,207
S-Power Co., Ltd.		334,591	49.00%	163,950	—	(1,185)	—	162,765
Xe-Pian Xe-Namnoy Power Co., Ltd.		469,397	25.00%	117,349	305	(987)	(289)	116,378
Goseong Green Power Co., Ltd.		1,001,702	29.00%	290,494	—	(2,870)	—	287,624
Gangneung Eco Power Co., Ltd.		716,901	29.00%	207,901	48,531	(1,503)	—	254,929
Shin Pyeongtaek Power Co., Ltd.		390,335	40.00%	156,134	3,559	(14,667)	—	145,026
Dongducheon Dream Power Co., Ltd.		294,848	34.01%	100,278	1,757	(2,249)	(12,583)	87,203
GS Donghae Electric Power Co., Ltd.		762,013	34.00%	259,085	—	—	—	259,085
Nepal Water & Energy Development Company Private Limited		159,265	68.88%	109,701	872	—	—	110,573
Indeck Niles Development, LLC		482,200	50.00%	241,100	90,074	—	4,227	335,401
Saemangeum Sebit Power Plant Co., Ltd.		67,286	55.00%	37,009	182	—	—	37,191
PT. Cirebon Energi Prasarana		765,973	10.00%	76,597	—	—	—	76,597

<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,660	49.00%	69,902	—	—	—	69,902
KEPCO SPC Power Corporation		261,362	75.20%	196,544	—	—	—	196,544
Datang Chifeng Renewable Power Co., Ltd.		466,847	40.00%	186,739	—	—	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,017	40.00%	43,207	—	—	—	43,207
Rabigh Electricity Company		701,614	40.00%	280,646	—	(45,692)	97	235,051
Jamaica Public Service Company Limited		840,820	40.00%	336,328	29,357	—	(15,819)	349,866
Amman Asia Electric Power Company		372,373	60.00%	223,424	—	—	—	223,424
Chun-cheon Energy Co., Ltd.		118,152	29.90%	35,327	3	—	(247)	35,083
Nghi Son 2 Power LLC		835,977	50.00%	417,989	—	—	—	417,989
Kelar S.A.		197,779	65.00%	128,557	2,972	—	—	131,529
PT. Tanjung Power Indonesia		257,574	35.00%	90,151	—	—	—	90,151
South Jamaica Power Company Limited		215,559	20.00%	43,112	—	—	(3)	43,109
RE Holiday Holdings LLC		168,184	50.00%	84,092	—	—	—	84,092
RE Pioneer Holdings LLC		108,162	50.00%	54,081	—	—	—	54,081
RE Barren Ridge 1 Holdings LLC		116,307	50.00%	58,154	—	—	—	58,154
Solar Philippines Calatagan Corporation		108,382	38.00%	41,185	—	—	16,945	58,130
Pulau Indah Power Plant Sdn. Bhd.		79,841	25.00%	19,960	5,643	—	—	25,603
PT Barito Wahana Tenaga		512,846	30.61%	156,994	—	—	—	156,994
Cheongna Energy Co., Ltd.		47,107	50.10%	23,601	3,137	(1,189)	—	25,549
OneEnergy Asia Limited		661,133	40.00%	264,454	25,512	—	—	289,966
Prime Swedish Holding AB		83,481	45.00%	37,566	1,223	—	—	38,789

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of September 30, 2024 and December 31, 2023, unrecognized equity interests in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	—	—	(203)	—
Boim Combined Heat and Power Generation Co., Ltd.		1,914	29,868	937	27,954
Samcheok Eco Materials Co., Ltd.		791	5,222	3,625	4,431
Naepo Green Energy Co., Ltd.		—	—	(14,956)	—
Barakah One Company		41,371	182,090	46,746	140,719
Pioneer Gas Power Limited (*)		—	—	19,835	76,712
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	(460)	—
KAPES, Inc.		1,673	4,688	(145)	3,015
ITR Co., Ltd.		(1)	—	(4)	1
SEP Co., Ltd.		—	15	1	15
International Offshore Power Transmission Holding Company Limited		53	53	(23,378)	—
Noeul Green Energy Co., Ltd.		(1,199)	4,013	(258)	5,212
Gangneung Eco Power Co., Ltd.		—	—	(14)	—
PlatformN. Co., Ltd.		(46)	16	62	62
KEPCO KPS CARABAO Corp.		164	201	37	37
Bitsolar Energy Co., Ltd.		1,501	1,501	—	—
Green Energy Electricity Generation Co., Ltd.		799	799	—	—
O2&B Global Co., Ltd.		21	21	—	—
Pulau Indah O&M Sdn. Bhd.		16	16	—	—
Foresight Iberian Solar Group Holding, S.L.		4,373	4,373	—	—
KEPCO for Power Company		761	761	—	—
Green Radiation Co., Ltd.,		11	11	—	—
Wadi Noor Solar Power Company SAOC		3,254	3,254	—	—
Hoenggye Renewable Energy Co., Ltd.,		1,782	1,782	—	—

(*)	Reclassified from associates to financial assets at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(ii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(v)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vi)	Hyundai Green Power Co., Ltd.

The Group has an obligation to purchase certain shares in Hyundai Green Power Co., Ltd. from financial investors holding certain shares in Hyundai Green Power Co., Ltd. (i.e., IBK and others) when any of the financial investors claim to sell the Group’s shares at a certain point of time in the future. The Group also has the right to claim Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its shares at a certain point of time in the future, and is obliged to sell the Group’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Group to sell its shares.

(vii)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(viii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(ix)	Seungmun Green Energy

According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seungmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

(xi)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xii)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest equity holder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xiii)	Wadi Noor Solar Power Company SAOC

The Group has an obligation to purchase certain shares to Nama Holding SAOC at the price agreed upon between shareholders when Nama Holding SAOC intends to purchase shares on the exercise date agreed upon according to the shareholders’ agreement.

(xiv)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of September 30, 2024 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Daegu Photovoltaic Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

Gangneung Eco Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders is obtained.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other shareholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,500,675	(27,403)	—	(29,201)	14,444,071
Buildings		26,013,545	(42,754)	(12,562,534)	(5,751)	13,402,506
Structures		88,290,843	(149,969)	(37,108,804)	(9,525)	51,022,545
Machinery		120,129,661	(107,757)	(63,749,239)	(532,742)	55,739,923
Ships		17,847	—	(6,870)	—	10,977
Vehicles		430,986	(2,710)	(362,086)	(117)	66,073
Equipment		2,424,979	(4,444)	(2,036,098)	(376)	384,061
Tools		1,404,343	(1,412)	(1,247,971)	—	154,960
Construction-in-progress		31,863,155	(194,658)	—	(22,795)	31,645,702
Right-of-use assets		5,995,214	—	(2,941,991)	—	3,053,223
Asset retirement costs		17,897,175	—	(8,197,423)	(146,422)	9,553,330
Others		17,123,541	—	(14,925,337)	—	2,198,204

	~~W~~	326,091,964	(531,107)	(143,138,353)	(746,929)	181,675,575

In millions of Won	December 31, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,426,253	(27,404)	—	(28,165)	14,370,684
Buildings		25,236,830	(46,227)	(11,870,875)	(5,751)	13,313,977
Structures		86,010,823	(157,881)	(35,111,297)	(9,525)	50,732,120
Machinery		113,735,035	(119,824)	(59,381,603)	(536,386)	53,697,222
Ships		17,845	—	(5,480)	—	12,365
Vehicles		421,349	(2,837)	(337,859)	(116)	80,537
Equipment		2,341,242	(5,932)	(1,909,992)	(375)	424,943
Tools		1,354,532	(62)	(1,190,057)	(1)	164,412
Construction-in-progress		32,031,297	(173,474)	—	(22,795)	31,835,028
Right-of-use assets		6,041,794	—	(2,678,051)	—	3,363,743
Asset retirement costs		17,007,088	—	(7,127,091)	(146,423)	9,733,574
Others		16,255,667	—	(14,108,737)	—	2,146,930

	~~W~~	314,879,755	(533,641)	(133,721,042)	(749,537)	179,875,535

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,398,088	26,530	(36,650)	—	—	83,506	14,471,474
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	957	(11,607)	(727,303)	—	823,009	13,445,260
(Government grants)		(46,227)	—	—	3,474	—	(1)	(42,754)
Structures		50,890,001	9,504	(199,024)	(2,143,409)	—	2,615,442	51,172,514
(Government grants)		(157,881)	—	959	7,096	—	(143)	(149,969)
Machinery		53,817,046	185,157	(128,246)	(4,736,284)	—	6,710,007	55,847,680
(Government grants)		(119,824)	—	232	12,168	—	(333)	(107,757)
Ships		12,365	—	—	(1,398)	—	10	10,977
Vehicles		83,374	1,374	(214)	(32,190)	—	16,439	68,783
(Government grants)		(2,837)	—	8	894	—	(775)	(2,710)
Equipment		430,875	54,529	(190)	(156,631)	—	59,922	388,505
(Government grants)		(5,932)	—	—	1,589	—	(101)	(4,444)
Tools		164,474	16,681	(16)	(63,200)	—	38,433	156,372
(Government grants)		(62)	—	—	234	—	(1,584)	(1,412)
Construction-in-progress		32,008,502	9,863,270	—	—	—	(10,031,412)	31,840,360
(Government grants)		(173,474)	3,090	—	—	—	(24,274)	(194,658)
Right-of-use assets		3,363,743	65,308	(2,049)	(396,125)	—	22,346	3,053,223
Asset retirement costs		9,733,574	—	—	(1,449,869)	—	1,269,625	9,553,330
Others		2,146,930	1,530	—	(815,889)	—	865,633	2,198,204

	~~W~~	179,875,535	10,227,930	(376,796)	(10,496,843)	—	2,445,749	181,675,575

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows, continued:

In millions of Won	December 31, 2023
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	14,270,937	23,519	(15,302)	—	—	118,934	14,398,088
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	3,706	(6,221)	(938,549)	—	1,009,068	13,360,204
(Government grants)		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		50,449,235	18,486	(311,877)	(2,828,065)	—	3,562,222	50,890,001
(Government grants)		(165,608)	—	1,611	9,562	—	(3,446)	(157,881)
Machinery		54,191,785	184,532	(195,673)	(6,062,471)	(6,331)	5,705,204	53,817,046
(Government grants)		(127,126)	—	1,230	17,413	—	(11,341)	(119,824)
Ships		13,476	—	—	(1,812)	—	701	12,365
Vehicles		87,687	5,778	(76)	(40,760)	—	30,745	83,374
(Government grants)		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		435,741	62,291	(264)	(206,894)	—	140,001	430,875
(Government grants)		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		178,501	30,598	(364)	(78,487)	—	34,226	164,474
(Government grants)		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		28,041,471	14,069,968	(1,511)	—	(10,700)	(10,090,726)	32,008,502
(Government grants)		(135,926)	5,544	—	—	—	(43,092)	(173,474)
Right-of-use assets		3,711,125	261,862	(2,613)	(536,517)	—	(70,114)	3,363,743
Asset retirement costs		11,288,967	—	—	(1,251,446)	—	(303,947)	9,733,574
Others		2,419,437	1,290	—	(958,649)	—	684,852	2,146,930

	~~W~~	177,865,308	14,667,574	(531,059)	(12,868,596)	(17,031)	759,339	179,875,535

(*)

The Group calculated the actual damage in relation to the fire incident at Taean IGCC gas refinery in January 2023, and recognized ~~W~~6,331 million as an impairment loss. In addition, as the recoverable amount of construction-in-progress of Guam Ukudu Power LLC, a subsidiary of the Group, is less than the book value, ~~W~~10,700 million was recognized as an impairment loss during the year ended December 31, 2023.

(3)

The Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~97,747 million (~~W~~38,149 million for the prior year) as revenue and ~~W~~77,429 million (~~W~~45,578 million for the prior year) as expense in profit or loss for the nine-month period ended September 30, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

19.	Investment Properties

(1)	Investment properties as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	207,438	—	—	207,438
Buildings		28,779	(21)	(12,659)	16,099

	~~W~~	236,217	(21)	(12,659)	223,537

In millions of Won	December 31, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	172,594	—	—	172,594
Buildings		20,043	(22)	(7,088)	12,933

	~~W~~	192,637	(22)	(7,088)	185,527

(2)	Changes in investment properties for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	172,594	—	—	34,844	207,438
Buildings		12,955	—	(496)	3,661	16,120
(Government grants)		(22)	—	1	—	(21)

	~~W~~	185,527	—	(495)	38,505	223,537

In millions of Won	December 31, 2023
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	194,417	—	—	(21,823)	172,594
Buildings		13,890	—	(494)	(441)	12,955
(Government grants)		(21)	—	1	(2)	(22)

	~~W~~	208,286	—	(493)	(22,266)	185,527

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Rental income	~~W~~	3,138	8,707	2,873	8,032
Operating and maintenance expenses related to rental income		(191)	(524)	(79)	(380)

	~~W~~	2,947	8,183	2,794	7,652

(4) Fair values of investment properties as of September 30, 2024 and December 31, 2023 are as follows:
In millions of Won	September 30, 2024			December 31, 2023
	Book value		Fair value	Book value	Fair value
Land	~~W~~	207,438	322,069	172,594	258,478
Buildings		16,099	16,647	12,933	13,437

	~~W~~	223,537	338,716	185,527	271,915

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,795,600	462,499	(363,315)	5,894,784

(*)

For the nine-month period ended September 30, 2024, the increased balance of contracts from new orders is ~~W~~538,015 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~75,516 million.

In millions of Won	December 31, 2023
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,594,946	986,049	(785,395)	5,795,600

(*)

For the year ended December 31, 2023, the increased balance of contracts from new orders is ~~W~~1,029,165 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~43,116 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	23,246,343	22,722,372	523,971	75,028

In millions of Won	December 31, 2023
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,996,785	22,382,628	614,157	74,253

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

20.	Construction Contracts, Continued

(3)

The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	300,448	316,353	183,204	270,789

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on September 30, 2024 from the amounts included in contract liabilities at the end of the prior year is ~~W~~92,259 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029

(5)

The operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the nine-month period ended September 30, 2024 is as follows:

In millions of Won	September 30, 2024
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(109,277)	(106,731)	(2,546)	169,310	—	184,145	15,427	—	—
Electric power generation (Nuclear)		—	25,730	527	25,203	56,792	—	—	—	—	—
Plant maintenance & engineering Service		2,297	1,617	(3,942)	5,559	20,472	10,345	116,303	—	24,370	3,786

	~~W~~	2,297	(81,930)	(110,146)	28,216	246,574	10,345	300,448	15,427	24,370	3,786

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,129,172	(919)	(952,524)	(19)	175,710
Copyrights, patents rights and other industrial rights		106,382	—	(69,665)	(9,178)	27,539
Mining rights		669,221	—	(66,278)	(572,992)	29,951
Development expenditures		985,464	(1,270)	(931,332)	—	52,862
Intangible assets under development		103,580	(2,997)	—	(8,903)	91,680
Usage rights of donated assets and others		592,695	—	(455,974)	(136)	136,585
Leasehold rights		28,185	—	(24,976)	—	3,209
Greenhouse gas emissions rights		59,502	—	—	—	59,502
Others		600,490	(252)	(218,103)	(11,918)	370,217

	~~W~~	4,274,691	(5,438)	(2,718,852)	(603,146)	947,255

In millions of Won	December 31, 2023
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,083,537	(413)	(885,677)	(19)	197,428
Copyrights, patents rights and other industrial rights		105,827	—	(73,158)	(9,178)	23,491
Mining rights		643,625	—	(57,549)	(553,911)	32,165
Development expenditures		966,530	(2,121)	(911,096)	—	53,313
Intangible assets under development		94,916	(2,458)	—	(8,903)	83,555
Usage rights of donated assets and others		592,739	—	(447,352)	(136)	145,251
Leasehold rights		28,185	—	(24,256)	—	3,929
Greenhouse gas emissions rights		107,086	—	—	—	107,086
Others		599,958	(322)	(199,865)	(12,005)	387,766

	~~W~~	4,222,403	(5,314)	(2,598,953)	(584,152)	1,033,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	197,841	13,528	(3)	(66,355)	—	31,618	176,629
(Government grants)		(413)	—	—	155	—	(661)	(919)
Copyrights, patents rights and other industrial rights		23,491	204	(44)	(3,646)	—	7,534	27,539
Mining rights		32,165	1,690	—	(5,487)	—	1,583	29,951
Development expenditures		55,434	—	—	(19,292)	—	17,990	54,132
(Government grants)		(2,121)	—	—	1,032	—	(181)	(1,270)
Intangible assets under development		86,013	41,015	—	—	—	(32,351)	94,677
(Government grants)		(2,458)	—	—	—	—	(539)	(2,997)
Usage rights of donated assets and others		145,251	28	—	(8,692)	—	(2)	136,585
Leasehold rights		3,929	—	—	(720)	—	—	3,209
Greenhouse gas emissions rights		107,086	121	—	—	—	(47,705)	59,502
Others		388,088	1,496	(532)	(19,521)	—	938	370,469
(Government grants)		(322)	—	—	70	—	—	(252)

	~~W~~	1,033,984	58,082	(579)	(122,456)	—	(21,776)	947,255

In millions of Won	December 31, 2023
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	203,007	12,837	(18)	(86,174)	—	68,189	197,841
(Government grants)		(174)	—	—	85	—	(324)	(413)
Copyrights, patents rights and other industrial rights		28,013	319	(70)	(4,918)	(180)	327	23,491
Mining rights		38,525	2,164	—	(10,289)	—	1,765	32,165
Development expenditures		54,505	—	—	(25,614)	—	26,543	55,434
(Government grants)		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		67,722	51,282	—	—	—	(32,991)	86,013
(Government grants)		(2,108)	—	—	—	—	(350)	(2,458)
Usage rights of donated assets and others		157,143	—	—	(11,857)	—	(35)	145,251
Leasehold rights		4,888	—	—	(959)	—	—	3,929
Greenhouse gas emissions rights		43,960	8,577	(1)	(2)	—	54,552	107,086
Others		364,727	4,136	(119)	(24,895)	(103)	44,342	388,088
(Government grants)		(67)	—	—	93	—	(348)	(322)

	~~W~~	956,664	79,315	(208)	(163,174)	(283)	161,670	1,033,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won and thousands of Australian dollars
September 30, 2024
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	4,643	3 years and 2 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	13,566	3 years and 3 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	9,831	2 years and 2 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,063	5 years and 9 months
Others	Occupancy and use of public waters	KRW	66,742	12 years and 4 months
	Greenhouse gas emissions rights	KRW	59,502	—
	Business rights	KRW	144,653	25 years and 2 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of Won and thousands of Australian dollars
December 31, 2023
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	5,742	3 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	16,697	4 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	13,235	2 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,853	6 years and 6 months
Others	Occupancy and use of public waters	KRW	70,800	13 years and 1 month
	Greenhouse gas emissions rights	KRW	107,086	—
	Business rights	KRW	148,964	25 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For each of the nine-month periods ended September 30, 2024 and 2023, the Group recognized research and development expenses of ~~W~~528,950 million and ~~W~~497,731 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

22.	Trade and Other Payables

Trade and other payables as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,314,712	—	4,341,482	—
Non-trade payables		1,595,464	1,714,516	2,140,906	1,716,345
Accrued expenses		1,825,235	21,156	1,859,765	23,148
Leasehold deposits received		3,263	3,232	2,548	1,042
Other deposits received		68,342	73,090	127,933	33,723
Lease liabilities		573,705	2,894,382	612,765	3,195,115
Dividends payable		7,117	—	4,574	—
Others (*)		—	10,068	—	12,584

	~~W~~	8,387,838	4,716,444	9,089,973	4,981,957

(*)	Details of others as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,069	—	3,069
Others		—	6,999	—	9,515

	~~W~~	—	10,068	—	12,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Current liabilities
Short-term borrowings	~~W~~	9,340,012	10,667,335
Current portion of long-term borrowings		7,851,687	5,780,638
Current portion of debt securities		32,260,186	24,681,439
Less: current portion of discount on long-term borrowings		(15,406)	(1,152)
Less: current portion of discount on debt securities		(9,008)	(7,176)
Add: current portion of premium on debt securities		—	263

		49,427,471	41,121,347

Non-current liabilities
Long-term borrowings		2,974,350	3,407,514
Debt securities		79,950,325	89,293,561
Less: discount on long-term borrowings		(36,009)	(14,683)
Less: discount on debt securities		(171,335)	(175,909)

		82,717,331	92,510,483

	~~W~~	132,144,802	133,631,830

(2)	Repayment schedules of borrowings and debt securities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won
September 30, 2024
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	17,191,699	32,260,186
1~ 5 years		1,242,173	56,547,798
More than 5 years		1,732,177	23,402,527

	~~W~~	20,166,049	112,210,511

In millions of Won
December 31, 2023
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	16,447,973	24,681,439
1~ 5 years		1,649,696	64,342,617
More than 5 years		1,757,818	24,950,944

	~~W~~	19,855,487	113,975,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won and thousands of USD
September 30, 2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	3.55~4.60	2024.10.02 ~2024.12.31	—	~~W~~	4,870,348
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.23~1.03 Base rate for short-term loans+1.03	2024.10.02 ~2025.07.04	—		4,310,000
Local short-term borrowings	Export-Import Bank of Korea	3M bank debenture rate+0.34	2024.12.27	—		50,000
Foreign short-term borrowings	Kookmin Bank and others	5.74~5.78	2024.10.10 ~2024.11.04	USD 22,211		29,310
Foreign short-term borrowings	Hana Bank	1M SOFR+0.90	2025.08.12	USD 40,000		52,784
Local bank overdraft	Woori Bank	Standard overdraft rate+1.37	2025.02.21	—		27,570

					~~W~~	9,340,012

In millions of Won and thousands of USD
December 31, 2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	4.00~4.84	2024.01.05 ~2024.12.31	—	~~W~~	6,180,339
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.98~1.12	2024.05.26 ~2024.11.20	—		4,300,000
Local short-term borrowings	Korea Development Bank	Standard overdraft rate+1.06	2024.02.24	—		30,000
Local short-term borrowings	Export-Import Bank of Korea	3M bank debenture rate+0.34	2024.12.27	—		50,000
Foreign short-term borrowings	Export-Import Bank of Korea	5.49	2024.09.27	USD 40,000		51,576
Foreign short-term borrowings	Kookmin Bank	1M SOFR+0.95	2024.02.16	USD 40,000		51,576
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.37 4.63~5.34	2024.01.05 ~2024.02.23	—		3,844

					~~W~~	10,667,335

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won
September 30, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	~~W~~	1,506
	Facility	2.60~4.94	2025~2042	—		53,462
	Facility	CB rate+0.90	2029	—		9,985
Hana Bank and others	Commercial Paper	3M CD+0.31~1.20	2025~2029	—		6,950,000
	Facility	4.60	2028	—		5,324
	Facility	3yr KTB rate-1.25	2028	—		2,658
Export-Import Bank of Korea	Project loans	1.00	2026	—		5,892
	Facility	1.32	2025~2028	—		68,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.00	2025~2028	—		7,864
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		14,975
	Operating funds	6M bank debenture rate+0.93	2025	—		20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		69,176
	Others	Standard overdraft rate+1.00	2034	—		69,176
Kookmin Bank	Facility	3M CD+1.79 5.60~5.94	2030~2037	—		165,592
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	3M CD+1.90 5.20~5.94	2034~2042	—		102,185
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.60~5.70	2030~2041	—		30,396
Others	Facility	3.30~6.80	2028~2042	—		773,160
	Facility	CB rate+1.10 1.75~5.70	2028~2041	—		24,607
	PF Refinancing	CB rate+1.25	2030	—		5,964
	PF Refinancing	4.10	2030	—		16,567
	Securitized debts (*)	3M CD+1.80	2025	—		55,000
	Others	4.40~7.90	2025~2039	—		113,489
	Others	2.00~6.86	2031~2034	—		49,880

					~~W~~	8,866,745

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won and thousands of foreign currencies
September 30, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	11,538
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 75,080		99,075
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 52,350		97,434
	Facility	SOFR+0.43 1M SOFR+1.83	2029~2031	USD 111,003		146,480
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD 149,327		197,051
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD 10,770		14,212
	Shareholder’s loan	8.00	2031	JOD 4,853		9,032
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 3,937,987		36,407
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY 2,178,069		20,136
Solar Construction Lending, LLC	Facility	5.00	2025	USD 29,694		39,184
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,693		59,984
IFC and others	Facility	3M SOFR+1.60~1.99 6M SOFR+5.00 6.19~7.22	2026~2032	USD 708,460		934,883
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2039	USD 60,880		80,337
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 180,858		165,023
Nonghyup Bank and others	Facility	10.40	2039	USD 36,765		48,516

						1,959,292

						10,826,037
Less: discount on long-term borrowings						(51,415)
Less: current portion of long-term borrowings						(7,851,687)
Add: current portion of discount on long-term borrowings						15,406

					~~W~~	2,938,341

(*)	The main reasons for early repayment of securitized debts as of September 30, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won
December 31, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	~~W~~	1,758
	Facility	2.60~4.94	2025~2042	—		53,052
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2024~2028	—		5,350,000
	Facility	4.60	2028	—		6,558
	Facility	3yr KTB rate-2.50	2028	—		3,156
Export-Import Bank of Korea	Project loans	1.00	2026	—		7,365
	Facility	1.32	2028	—		80,000
	Operating funds	3M bank debenture rate+0.66	2026	—		40,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		9,176
	Facility	3yr KTB rate-1.50	2024	—		163
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		16,825
	Operating funds	6M bank debenture rate+0.93	2025	—		20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		73,425
	Others	Standard overdraft rate+1.00	2034	—		73,425
Kookmin Bank	Facility	1yr bank debenture rate+0.78 3M CD+1.79~2.10 5.04	2025~2037	—		186,032
Woori Bank	Facility	Standard overdraft rate+1.60 3M CD+1.90 5.04	2034~2042	—		101,172
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	3M CD+2.00~2.10	2030~2041	—		22,517
Others	Facility	3.50~6.80	2028~2042	—		735,722
	Facility	CB rate+1.10 3M CD+2.10 1.75~3.30	2024~2041	—		51,509
	PF Refinancing	CB rate+1.25	2030	—		6,680
	PF Refinancing	4.10	2030	—		18,556
	Securitized debts (*)	3M CD+1.80	2025	—		52,060
	Others	4.40~7.90	2025~2039	—		113,973
	Others	1.80~4.50	2031~2034	—		49,879

					~~W~~	7,304,875

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won and thousands of foreign currencies
December 31, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	11,274
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 78,347		101,020
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 62,385		113,390
	Facility	6M Synthetic Libor+1.70~2.50 1M SOFR+1.83	2029~2031	USD 120,916		155,909
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD 142,049		183,157
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025	USD 10,770		13,887
	Shareholder’s loan	8.00	2031	JOD 5,419		9,850
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,350,671		39,707
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY 2,399,088		21,896
Solar Construction Lending, LLC	Facility	5.00	2025	USD 29,894		38,545
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,478		57,745
IFC and others	Facility	3M SOFR+1.99 6M SOFR+5.00 3M BSBY+1.70 6.05~6.62	2024~2031	USD 655,922		845,746
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2039	USD 60,674		78,233
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 185,086		162,891
Nonghyup Bank and others	Facility	10.40	2039	USD 38,799		50,027

						1,883,277

						9,188,152
Less: discount on long-term borrowings						(15,835)
Less: current portion of long-term borrowings						(5,780,638)
Add: current portion of discount on long-term borrowings						1,152

					~~W~~	3,392,831

(*)	The main reasons for early repayment of securitized debts as of December 31, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won
	Issue date	Maturity	Interest rate (%)	September 30, 2024		December 31, 2023
Electricity Bonds	2012.03.27 ~2024.09.23	2024.10.04 ~2052.04.21	1.43~5.99	~~W~~	64,550,000	67,730,000
Corporate Bonds (*)	2009.10.16 ~2024.08.21	2024.10.16 ~2054.06.28	1.28~10.00		29,967,353	29,887,353
Corporate Bonds	2021.05.26 ~2023.12.28	2041.05.25 ~2043.09.15	2.50~3.78		41,578	41,578

					94,558,931	97,658,931
Less: discount on local debt securities					(53,017)	(54,826)
Less: current portion of local debt securities					(28,141,584)	(23,141,584)
Add: current portion of discount on local debt securities					2,320	4,712

				~~W~~	66,366,650	74,467,233

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won and thousands of foreign currencies
September 30, 2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	367,774
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		415,301
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		378,620
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		131,960
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		395,880
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		395,880
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		58,962
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,914
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		280,104
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		156,936
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		273,732
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 332,450		438,701
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		395,880
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		659,800
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		659,800
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		395,880
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		593,820
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		659,800
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		395,880
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		395,880
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		395,880
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		659,800
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,055,680
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		395,880
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		923,720
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,055,680
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		398,936
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		176,041
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		461,860
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		659,800
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,319,600
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		395,880
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,583,520
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		659,799

						17,651,580
Less: discount on foreign debt securities						(127,326)
Less: current portion of foreign debt securities						(4,118,602)
Add: current portion of discount on foreign debt securities						6,688

					~~W~~	13,412,340

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won and thousands of foreign currencies
December 31, 2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	359,357
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		405,796
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		369,955
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		128,940
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		386,820
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		386,820
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		57,064
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,050
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		272,349
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		305,364
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		644,700
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		458,046
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		264,024
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 342,753		441,946
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		386,820
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		644,700
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		644,700
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		386,820
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		580,230
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		644,700
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		386,820
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		386,820
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		386,820
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		644,700
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,031,520
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		386,820
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		902,580
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,031,520
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		387,891
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		171,167
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		451,290
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		644,700
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,289,400
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		386,820

						16,316,069
Less: discount on foreign debt securities						(128,259)
Add: addition on foreign debt securities						263
Less: current portion of foreign debt securities						(1,539,855)
Add: current portion of discount on foreign debt securities						2,464
Less: current portion of addition on foreign debt securities						(263)

					~~W~~	14,650,419

(7)	Changes in borrowings and debt securities for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024		September 30, 2023
Beginning balance	~~W~~	133,631,830	120,605,365
Cash flow		(1,863,188)	12,389,909
Effect of exchange rate fluctuations		409,261	1,099,800
Others		(33,101)	(58,424)

Ending balance	~~W~~	132,144,802	134,036,650

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

24.	Lease

1)	Group as a lessee

(1)	Finance lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~118,604 million and ~~W~~112,691 million respectively, as expense for each of the nine-month periods ended September 30, 2024 and 2023. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~2,162 million and ~~W~~1,887 million respectively, as expense for each of the nine-month periods ended September 30, 2024 and 2023. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	965,452	(324,736)	640,716
Buildings		201,838	(108,617)	93,221
Structures		51,066	(11,419)	39,647
Machinery		29,291	(25,551)	3,740
Ships		4,018,038	(1,995,736)	2,022,302
Vehicles		61,388	(39,866)	21,522
Others (*)		668,141	(436,066)	232,075

	~~W~~	5,995,214	(2,941,991)	3,053,223

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of Won	December 31, 2023
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	937,481	(281,621)	655,860
Buildings		188,017	(97,444)	90,573
Structures		46,573	(9,217)	37,356
Machinery		26,453	(20,510)	5,943
Ships		4,137,168	(1,823,863)	2,313,305
Vehicles		59,208	(33,717)	25,491
Others (*)		646,894	(411,679)	235,215

	~~W~~	6,041,794	(2,678,051)	3,363,743

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	655,860	12,368	(44,150)	(12)	16,650	640,716
Buildings		90,573	27,926	(30,445)	(305)	5,472	93,221
Structures		37,356	4,115	(3,165)	—	1,341	39,647
Machinery		5,943	670	(5,041)	—	2,168	3,740
Ships		2,313,305	—	(276,491)	(1,656)	(12,856)	2,022,302
Vehicles		25,491	7,987	(10,621)	(75)	(1,260)	21,522
Others		235,215	12,242	(26,212)	(1)	10,831	232,075

	~~W~~	3,363,743	65,308	(396,125)	(2,049)	22,346	3,053,223

In millions of Won	December 31, 2023
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	661,799	2,696	(57,461)	(126)	48,952	655,860
Buildings		74,856	24,622	(32,591)	(904)	24,590	90,573
Structures		23,965	49	(2,471)	(273)	16,086	37,356
Machinery		835	—	(94)	—	5,202	5,943
Ships		2,596,863	199,538	(382,298)	—	(100,798)	2,313,305
Vehicles		14,716	21,097	(10,464)	(1,008)	1,150	25,491
Others		338,091	13,860	(51,138)	(302)	(65,296)	235,215

	~~W~~	3,711,125	261,862	(536,517)	(2,613)	(70,114)	3,363,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Less than 1 year	~~W~~	596,612	641,525
1 ~ 5 years		1,687,596	1,898,846
More than 5 years		1,587,316	1,694,729

		3,871,524	4,235,100
Less: discount		(403,437)	(427,220)

Present value of lease payment	~~W~~	3,468,087	3,807,880

(5)	Details of the liquidity classification of lease liabilities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Current lease liabilities	~~W~~	573,705	612,765
Non-current lease liabilities		2,894,382	3,195,115

	~~W~~	3,468,087	3,807,880

(6)	Changes in lease liabilities for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,807,880	70,784	(535,987)	62,562	62,848	3,468,087

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of Won	December 31, 2023
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,163,143	253,495	(661,665)	87,426	(34,519)	3,807,880

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Depreciation of right-of-use assets	~~W~~	128,674	396,125	135,599	403,244
Interest expenses of lease liabilities		20,313	62,562	22,774	64,116
Lease expenses for short-term leases		24,545	118,604	43,602	112,691
Lease expenses for leases of low-value assets		703	2,162	719	1,887
Variable lease payments		(6,476)	(4,106)	19,828	31,149

	~~W~~	167,759	575,347	222,522	613,087

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~652,647 million and ~~W~~665,690 million, for each of the nine-month periods ended September 30, 2024 and 2023, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 17 energy storage system installation projects and 200 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance income on the net investment in the lease	~~W~~	18,775	78,202	29,101	88,191

(3)

The maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won	September 30, 2024		December 31, 2023
Less than 1 year	~~W~~	196,037	189,779
1 ~ 2 years		194,964	182,743
2 ~ 3 years		188,853	179,428
3 ~ 4 years		176,183	178,074
4 ~ 5 years		168,109	168,221
More than 5 years		1,318,140	1,408,350

		2,242,286	2,306,595
Less: unearned finance income		(999,879)	(1,057,434)

Net investment in the lease (*)	~~W~~	1,242,407	1,249,161

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~27,957 million and ~~W~~25,521 million, as of September 30, 2024 and December 31, 2023, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.30% per year as of September 30, 2024. (0.00%~17.03% for the prior year)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

24.	Lease, Continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	5,256	4,505
Bad debt expense		—	751
Reversal		(328)	—

Ending balance	~~W~~	4,928	5,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Net defined benefit asset	~~W~~	24,095	70,187
Net defined benefit obligations		1,649,403	1,033,409
Other long-term employee benefit obligations		1,705	1,911

(2)	Principal assumptions used for actuarial valuation as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024	December 31, 2023
Discount rate	3.48%~5.19%	4.06%~5.44%
Future salary and benefit levels	4.83%	4.82%
Weighted average duration	9.58 years	9.52 years

(3)	Details of expense relating to defined benefit plans for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Current service cost	~~W~~	105,788	312,835	91,280	272,346
Interest cost		45,464	132,936	45,595	137,905
Expected return on plan assets		(33,620)	(101,564)	(38,332)	(115,880)

	~~W~~	117,632	344,207	98,543	294,371

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of Won	September 30, 2024			September 30, 2023
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cost of sales	~~W~~	84,467	247,016	69,512	208,753
Selling and administrative expenses		21,928	64,008	18,584	54,070
Others including construction-in- progress		11,237	33,183	10,447	31,548

	~~W~~	117,632	344,207	98,543	294,371

In addition, for the nine-month periods ended September 30, 2024 and 2023, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~63,789 million and ~~W~~68,065 million as cost of sales; ~~W~~10,397 million and ~~W~~11,327 million as selling and administrative expenses; and ~~W~~10,925 million and ~~W~~11,371 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Present value of defined benefit obligation from funded plans	~~W~~	4,942,029	4,312,702
Fair value of plan assets		(3,316,721)	(3,349,480)

Net liabilities incurred from defined benefit plans	~~W~~	1,625,308	963,222

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	4,312,702	3,776,715
Current service cost		312,835	373,802
Interest cost		132,936	190,257
Remeasurement component		462,139	409,635
Actual payments		(278,623)	(437,734)
Others		40	27

Ending balance	~~W~~	4,942,029	4,312,702

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	3,349,480	3,149,414
Expected return		101,564	163,074
Remeasurement component		(2,239)	4,777
Contributions by the employers		9,756	188,566
Actual payments		(141,840)	(156,351)

Ending balance	~~W~~	3,316,721	3,349,480

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Equity instruments	~~W~~	3,099	5,326
Debt instruments		447,437	697,907
Bank deposits		594,449	611,821
Others (*)		2,271,736	2,034,426

	~~W~~	3,316,721	3,349,480

(*)	‘Others’ consist of various financial instruments managed by external asset management companies.

For the nine-month period ended September 30, 2024 and for the year ended December 31, 2023, actual returns on plan assets amounted to ~~W~~99,325 million and ~~W~~167,851 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Actuarial loss from changes in financial assumptions	~~W~~	271,515	429,810
Actuarial loss (gain) from experience adjustments, etc.		190,624	(20,175)
Expected loss (return)		2,239	(4,777)

	~~W~~	464,378	404,858

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, loss on accumulated remeasurement component amounting to ~~W~~101,231 million and gain on accumulated remeasurement component amounting to ~~W~~29,229 million have been recognized as other comprehensive income or loss as of September 30, 2024 and December 31, 2023, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	946,750	—	999,691	—
Litigation
Litigation provisions		9,350	253,479	5,299	171,719
Decommissioning cost
Nuclear plants		81,684	22,617,364	81,684	21,565,203
Spent fuel		906,765	2,014,385	940,585	1,985,149
Radioactive waste		69,784	1,894,348	67,572	1,840,513
PCBs		—	43,785	—	57,944
Other recovery provisions		—	37,327	—	36,082
Others
Power plant regional support program		144,481	—	130,034	—
Transmission regional support program		139,565	—	256,006	—
Provisions for financial guarantee		28,342	6,963	25,534	24,458
Provisions for RPS		41,779	20,603	36,074	—
Provisions for greenhouse gas emissions obligations		—	—	18,672	—
Others		110,242	136,545	92,974	199,976

	~~W~~	2,478,742	27,024,799	2,654,125	25,881,044

(2)	Changes in provisions for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	999,691	836,386	(889,267)	(60)	—	946,750
Litigation
Litigation provisions		177,018	128,960	(18,548)	(24,601)	—	262,829
Decommissioning cost
Nuclear plants		21,646,887	1,095,743	(43,544)	—	(38)	22,699,048
Spent fuel		2,925,734	687,326	(369,208)	(322,702)	—	2,921,150
Radioactive waste		1,908,085	75,821	(19,774)	—	—	1,964,132
PCBs		57,944	922	(15,081)	—	—	43,785
Other recovery provisions		36,082	908	(674)	—	1,011	37,327
Others
Power plant regional support program		130,034	55,761	(41,314)	—	—	144,481
Transmission regional support program		256,006	5,845	(122,286)	—	—	139,565
Provisions for financial guarantee		49,992	3,504	(17,642)	(526)	(23)	35,305
Provisions for RPS		36,074	696,625	(630,902)	(39,415)	—	62,382
Provisions for greenhouse gas emissions obligations		18,672	8,312	(21,037)	(5,947)	—	—
Others		292,950	92,403	(139,061)	394	101	246,787

	~~W~~	28,535,169	3,688,516	(2,328,338)	(392,857)	1,051	29,503,541

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows, continued:

In millions of Won	December 31, 2023
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,045,058	834,102	(877,933)	(1,536)	—	999,691
Litigation
Litigation provisions		181,179	151,189	(67,478)	(87,872)	—	177,018
Decommissioning cost
Nuclear plants		23,035,427	572,379	(62,035)	(1,898,935)	51	21,646,887
Spent fuel		1,426,918	1,877,827	(379,011)	—	—	2,925,734
Radioactive waste		1,990,007	89,054	(86,823)	(84,153)	—	1,908,085
PCBs		88,359	1,699	(17,100)	(15,014)	—	57,944
Other recovery provisions		32,770	1,319	(432)	—	2,425	36,082
Others
Power plant regional support program		144,504	51,814	(66,284)	—	—	130,034
Transmission regional support program		239,235	177,520	(160,749)	—	—	256,006
Provisions for financial guarantee		67,240	10,215	(25,174)	(2,251)	(38)	49,992
Provisions for RPS		24,339	620,855	(609,120)	—	—	36,074
Provisions for greenhouse gas emissions obligations		298,876	77,207	(298,859)	(58,552)	—	18,672
Others		217,781	181,756	(101,601)	(3,816)	(1,170)	292,950

	~~W~~	28,791,693	4,646,936	(2,752,599)	(2,152,129)	1,268	28,535,169

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

27.	Government Grants

(1)	Government grants as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Land	~~W~~	27,403	27,404
Buildings		42,754	46,227
Structures		149,969	157,881
Machinery		107,757	119,824
Vehicles		2,710	2,837
Equipment		4,444	5,932
Tools		1,412	62
Construction-in-progress		194,658	173,474
Investment properties		21	22
Software		919	413
Development expenditures		1,270	2,121
Intangible assets under development		2,997	2,458
Other intangible assets		252	322

	~~W~~	536,566	538,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	25,319	—	—	—	—	(25,319)	—
Land		27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(3,474)	—	—	1	42,754
Structures		157,881	—	—	(7,096)	(959)	—	143	149,969
Machinery		119,824	—	—	(12,168)	(232)	—	333	107,757
Vehicles		2,837	—	—	(894)	(8)	—	775	2,710
Equipment		5,932	—	—	(1,589)	—	—	101	4,444
Tools		62	—	—	(234)	—	—	1,584	1,412
Construction-in-progress		173,474	—	(3,090)	—	—	—	24,274	194,658
Investment properties		22	—	—	(1)	—	—	—	21
Software		413	—	—	(155)	—	—	661	919
Development expenditures		2,121	—	—	(1,032)	—	—	181	1,270
Intangible assets under development		2,458	—	—	—	—	—	539	2,997
Other intangible assets		322	—	—	(70)	—	—	—	252

	~~W~~	538,977	25,319	(3,090)	(26,713)	(1,200)	—	3,273	536,566

In millions of Won	December 31, 2023
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	57,207	—	—	—	239	(57,446)	—
Land		27,405	—	—	—	(1)	—	—	27,404
Buildings		50,437	—	—	(5,070)	—	—	860	46,227
Structures		165,608	—	—	(9,562)	(1,611)	—	3,446	157,881
Machinery		127,126	—	—	(17,413)	(1,230)	—	11,341	119,824
Vehicles		2,045	—	—	(960)	—	—	1,752	2,837
Equipment		6,608	—	—	(2,011)	—	—	1,335	5,932
Tools		99	—	—	(38)	—	—	1	62
Construction-in-progress		135,926	—	(5,544)	—	—	—	43,092	173,474
Investment properties		21	—	—	(1)	—	—	2	22
Software		174	—	—	(85)	—	—	324	413
Development expenditures		3,477	—	—	(1,356)	—	—	—	2,121
Intangible assets under development		2,108	—	—	—	—	—	350	2,458
Other intangible assets		67	—	—	(93)	—	—	348	322

	~~W~~	521,101	57,207	(5,544)	(36,589)	(2,842)	239	5,405	538,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

28.	Deferred Revenue

Deferred revenues for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	11,548,855	10,974,845
Increase		939,537	1,317,061
Recognized as revenue		(577,319)	(743,051)

Ending balance	~~W~~	11,911,073	11,548,855

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Advance received	~~W~~	5,290,876	355,889	5,204,113	288,686
Unearned revenue		45,675	11,150	36,716	12,108
Deferred revenue		763,789	11,147,284	734,825	10,814,030
Withholdings		568,258	2,296	259,755	2,369
Others		1,904,599	56,323	1,646,254	78,807

	~~W~~	8,573,197	11,572,942	7,881,663	11,196,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

30.	Contributed Capital

(1)	Details of share capital as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won except share information
	September 30, 2024
	Shares authorized	Shares issued	Par value per share (in Won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of Won except share information
	December 31, 2023
	Shares authorized	Shares issued	Par value per share (in Won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in the number of floating capital stock for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

Number of shares	September 30, 2024	December 31, 2023
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		—	2,812,313
Retained earnings before appropriations		17,509,525	11,921,039

Retained earnings	~~W~~	19,114,435	16,338,262

(*)

The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Reserve for investment on social overhead capital	~~W~~	—	2,272,313
Reserve for research and human development (*)		—	330,000
Reserve for equalizing dividends		—	210,000

	~~W~~	—	2,812,313

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	16,338,262	21,431,300
Profit (loss) for the year attributed to owners of the controlling company		2,475,886	(4,822,549)
Changes in equity method retained earnings		1,191	(27,349)
Remeasurements of defined benefit liability, net of tax		(287,298)	(242,987)
Transfer of revaluation reserve		586,394	—
Others		—	(153)

Ending balance	~~W~~	19,114,435	16,338,262

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in Won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of Won	December 31, 2023
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in Won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	(11,074)	16,275
Changes		1,191	(27,349)

Ending balance	~~W~~	(9,883)	(11,074)

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Beginning balance	~~W~~	29,229	614,805
Changes		(451,041)	(376,121)
Income tax effect		163,743	133,134
Transfer to reserve for business expansion		156,838	(342,589)

Ending balance	~~W~~	(101,231)	29,229

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	September 30, 2024		December 31, 2023
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	4.44	~~W~~	230,000	230,000
Expense of issuance						(627)	(627)

					~~W~~	229,373	229,373

(*)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow the Group to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Other capital surplus	~~W~~	1,600,822	1,600,801
Accumulated other comprehensive income		759,990	557,430
Other equity		12,708,578	13,294,972

	~~W~~	15,069,390	15,453,203

(2)	Changes in other capital surplus for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024				December 31, 2023
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	1,213,277	1,600,801	387,524	881,045	1,268,569
Changes in consolidation scope		—	—	—	—	(48)	(48)
Transactions between consolidated entities		—	21	21	—	332,280	332,280

Ending balance	~~W~~	387,524	1,213,298	1,600,822	387,524	1,213,277	1,600,801

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		82,613	—	—	—	82,613
Shares of other comprehensive income of associates and joint ventures, net of tax		—	91,362	—	—	91,362
Foreign currency translation of foreign operations, net of tax		—	—	(948)	—	(948)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	29,533	29,533

Ending balance	~~W~~	62,611	1,035,095	(332,518)	(5,198)	759,990

In millions of Won	December 31, 2023
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(31,665)	—	—	—	(31,665)
Shares of other comprehensive income of associates and joint ventures, net of tax		—	122,994	—	—	122,994
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	—	(25,950)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(5,078)	(5,078)
Others		153	—	—	—	153

Ending balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430

(4)	Other equity as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won	September 30, 2024		December 31, 2023
Statutory revaluation reserve	~~W~~	12,708,704	13,295,098
Changes in other equity		(126)	(126)

	~~W~~	12,708,578	13,294,972

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

34.	Sales

Details of sales for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	25,511,814	68,179,045	117,524	270,933	25,629,338	68,449,978
Electricity		25,022,271	66,727,885	—	—	25,022,271	66,727,885
Heat supply		18,383	253,676	—	—	18,383	253,676
Others		471,160	1,197,484	117,524	270,933	588,684	1,468,417
Sales related to rendering of services		98,019	315,816	43,887	163,379	141,906	479,195
Sales related to construction services		38,890	99,236	97,516	264,079	136,406	363,315
Revenue related to transfer of assets from customers		195,707	577,319	—	—	195,707	577,319

	~~W~~	25,844,430	69,171,416	258,927	698,391	26,103,357	69,869,807

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	25,511,814	68,179,045	117,524	270,933	25,629,338	68,449,978
Performance obligations satisfied over time		332,616	992,371	141,403	427,458	474,019	1,419,829

	~~W~~	25,844,430	69,171,416	258,927	698,391	26,103,357	69,869,807

In millions of Won	September 30, 2023
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	23,740,697	63,796,832	128,325	304,119	23,869,022	64,100,951
Electricity		23,164,138	61,784,889	—	—	23,164,138	61,784,889
Heat supply		17,173	328,237	—	—	17,173	328,237
Others		559,386	1,683,706	128,325	304,119	687,711	1,987,825
Sales related to rendering of services		117,766	306,581	67,755	184,212	185,521	490,793
Sales related to construction services		41,363	129,307	186,966	412,795	228,329	542,102
Revenue related to transfer of assets from customers		187,102	552,645	—	—	187,102	552,645

	~~W~~	24,086,928	64,785,365	383,046	901,126	24,469,974	65,686,491

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	23,740,697	63,796,832	128,325	304,119	23,869,022	64,100,951
Performance obligations satisfied over time		346,231	988,533	254,721	597,007	600,952	1,585,540

	~~W~~	24,086,928	64,785,365	383,046	901,126	24,469,974	65,686,491

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Salaries	~~W~~	276,248	829,647	276,073	782,968
Retirement benefit expense		24,956	74,405	23,503	65,397
Welfare and benefit expense		43,144	107,687	38,022	109,558
Insurance expense		6,818	21,096	3,710	18,159
Depreciation		57,599	172,727	56,704	184,114
Amortization of intangible assets		22,301	66,426	22,444	67,140
Bad debt expense		13,098	36,899	12,314	39,499
Commission		144,992	351,695	118,977	322,137
Advertising expense		7,654	26,104	5,222	27,302
Training expense		2,183	6,288	2,251	5,951
Vehicle maintenance expense		2,540	6,725	2,246	6,925
Publishing expense		377	1,642	385	1,902
Business promotion expense		610	1,911	566	1,963
Rent expense		15,516	37,323	13,919	34,479
Telecommunication expense		2,189	7,052	1,809	5,965
Transportation expense		284	773	224	804
Taxes and dues		3,322	89,902	7,567	98,975
Expendable supplies expense		1,472	4,680	1,563	5,227
Water, light and heating expense		4,721	12,243	4,045	13,374
Repairs and maintenance expense		32,802	101,455	52,824	112,272
Ordinary development expense		54,896	139,112	55,839	139,705
Travel expense		4,312	13,575	3,993	12,278
Clothing expense		2,347	3,739	2,428	3,561
Survey and analysis expense		229	637	233	777
Membership fee		259	1,494	354	1,317
Others		31,302	93,829	34,751	97,634

	~~W~~	756,171	2,209,066	741,966	2,159,383

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

36.	Other Income and Expenses

(1)	Other income for each of the three and nine-month periods ended September 30, 2024 and 2023 is as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Reversal of other provisions	~~W~~	1,332	23,746	11,168	34,501
Reversal of other allowance for doubtful accounts		—	—	487	487
Gains on government grants		—	—	61	193
Gains on assets contributed		24,585	28,724	46	15,840
Gains on liabilities exempted		127	288	80	755
Compensation and reparations revenue		12,574	67,382	30,535	66,085
Revenue from foundation fund		1	2	3	3
Rental income		45,583	153,119	51,659	159,417
Others		14,460	48,430	13,494	54,972

	~~W~~98,662		321,691	107,533	332,253

(2)	Other expenses for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Compensation and reparations expense	~~W~~	3	138	—	3
Accretion expenses of other provisions		4,457	4,809	1,174	1,645
Depreciation expenses on investment properties		172	495	122	369
Depreciation expenses on idle assets		911	2,747	914	2,744
Other bad debt expense		3,796	11,799	—	8,584
Donations		16,069	154,388	17,121	118,545
Others		27,759	38,596	1,225	18,125

	~~W~~53,167		212,972	20,556	150,015

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

37.	Other Gains (Losses)

The composition of other gains (losses) for each of the three and nine-month periods ended September 30, 2024 and 2023 is as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	18,597	83,068	12,426	26,120
Gains on disposal of intangible assets		8	22	100	100
Gains on foreign currency translation		9,366	27,449	7,061	19,287
Gains on foreign currency transactions		28,261	59,099	30,519	97,863
Gains on insurance proceeds		2,604	3,411	221	221
Others		72,476	198,334	115,129	283,977

Other losses
Losses on disposal of property, plant and equipment		(12,048)	(58,633)	(4,643)	(38,800)
Losses on disposal of intangible assets		—	(110)	(1)	(71)
Impairment loss on property, plant and equipment		—	—	—	(6,167)
Impairment loss on intangible assets		—	—	—	(283)
Losses on foreign currency translation		—	(5,217)	(2,872)	(13,236)
Losses on foreign currency transactions		(7,937)	(81,008)	(45,416)	(147,222)
Others		(29,054)	(100,246)	(42,211)	(148,538)

	~~W~~	82,273	126,169	70,313	73,251

38.	Finance Income

Finance income for each of the three and nine-month periods ended September 30, 2024 and 2023 is as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Interest income	~~W~~	100,375	323,744	107,464	311,371
Dividends income		1,369	12,243	5,175	16,587
Gains on disposal of financial assets		8,679	29,383	1,346	7,915
Gains on valuation of financial assets at fair value through profit or loss		19,003	68,950	10,304	27,126
Gains on valuation of derivatives		—	469,540	378,877	904,545
Gains on transaction of derivatives		44,641	192,676	92,993	225,667
Gains on foreign currency translation		936,771	105,385	43,412	108,188
Gains on foreign currency transactions		13,030	25,030	15,907	31,317
Others		4,593	6,383	2,928	4,312

	~~W~~	1,128,461	1,233,334	658,406	1,637,028

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

39.	Finance Expenses

Finance expenses for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024			September 30, 2023
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Interest expense	~~W~~	1,138,819	3,422,931	1,153,217	3,310,430
Losses on sale of financial assets		—	219	1	1
Losses on valuation of financial assets at fair value through profit or loss		—	279	1,495	3,499
Losses on valuation of derivatives		740,389	80,486	—	31,635
Losses on transaction of derivatives		24,358	45,650	61,301	122,695
Losses on foreign currency translation		—	464,464	448,312	1,088,460
Losses on foreign currency transactions		20,816	76,812	14,134	43,458
Others		3,482	11,830	40	571

	~~W~~	1,927,864	4,102,671	1,678,500	4,600,749

Capitalization rates for the nine-month periods ended September 30, 2024 and 2023 are 2.45%~4.01% and 2.12%~5.50%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

40.	Income Taxes

(1)

Income tax expense is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for the nine-month period ended September 30, 2024 is 36.26% and the average effective tax rate for the nine-month period ended September 30, 2023 is not calculated due to income tax benefit.

(2)	Pillar Two Model Rules

Pillar Two Model Rules legislation has been enacted or substantively enacted in certain jurisdictions where the Group operates. According to the amended “Adjustment of International Taxes Act No. 19191”, the Group has adopted Pillar Two Model Rules legislation from fiscal year beginning on January 1, 2024. The Group is currently assessing the potential exposure arising from the Pillar Two legislation. The assessment currently carried out is based on the tax filing documents for the recent period and the financial information for 2023. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned in Jordan, Laos and others where the expected Pillar Two effective tax rate is likely to be lower than 15%. Although the potential effect is expected to arise from the constituent entities (mainly operating subsidiaries) in these jurisdictions, the Group expects that the potential effect arising from the Pillar Two income taxes is not significant. The Group has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.

41.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Land (*1,2)	~~W~~	31,766	31,766
Buildings (*1,2)		13,881	13,881
Structures (*1)		1	1

	~~W~~	45,648	45,648

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction. In accordance with the resolution of the Board of Directors on April 1, 2022, a sales contract for the assets scheduled for sale was entered into on April 13, 2022, and the related down payment and interim payment of ~~W~~67,029 million were recorded as long-term advance received.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022. Although it is expected to take more than a year to complete the sale transaction, the Group decided that the definitive purchase contract is still valid as a result of discussions with the counterparty.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	16,415,002	16,415,002
Power purchase		—	26,819,297	26,819,297
Salaries		829,647	3,389,287	4,218,934
Retirement benefit expense		74,405	310,805	385,210
Welfare and benefit expense		107,687	385,749	493,436
Insurance expense		21,096	99,871	120,967
Depreciation		172,727	10,321,369	10,494,096
Amortization of intangible assets		66,426	56,030	122,456
Bad debt expense		36,899	—	36,899
Commission		351,695	283,678	635,373
Advertising expense		26,104	6,415	32,519
Training expense		6,288	10,824	17,112
Vehicle maintenance expense		6,725	6,925	13,650
Publishing expense		1,642	1,670	3,312
Business promotion expense		1,911	1,773	3,684
Rent expense		37,323	131,712	169,035
Telecommunication expense		7,052	7,509	14,561
Transportation expense		773	44,539	45,312
Taxes and dues		89,902	488,130	578,032
Expendable supplies expense		4,680	33,051	37,731
Water, light and heating expense		12,243	30,602	42,845
Repairs and maintenance expense		101,455	2,092,297	2,193,752
Ordinary development expense		139,112	389,838	528,950
Travel expense		13,575	56,896	70,471
Clothing expense		3,739	6,874	10,613
Survey and analysis expense		637	2,897	3,534
Membership fee		1,494	15,001	16,495
Others		93,829	307,040	400,869

	~~W~~	2,209,066	61,715,081	63,924,147

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for each of the nine-month periods ended September 30, 2024 and 2023 are as follows, continued:

In millions of Won	September 30, 2023
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	21,844,702	21,844,702
Power purchase		—	30,343,951	30,343,951
Salaries		782,968	3,173,066	3,956,034
Retirement benefit expense		65,397	276,818	342,215
Welfare and benefit expense		109,558	397,856	507,414
Insurance expense		18,159	91,231	109,390
Depreciation		184,114	9,533,235	9,717,349
Amortization of intangible assets		67,140	56,146	123,286
Bad debt expense		39,499	—	39,499
Commission		322,137	271,256	593,393
Advertising expense		27,302	6,109	33,411
Training expense		5,951	10,548	16,499
Vehicle maintenance expense		6,925	6,623	13,548
Publishing expense		1,902	1,861	3,763
Business promotion expense		1,963	1,870	3,833
Rent expense		34,479	132,974	167,453
Telecommunication expense		5,965	7,393	13,358
Transportation expense		804	86,106	86,910
Taxes and dues		98,975	456,000	554,975
Expendable supplies expense		5,227	30,977	36,204
Water, light and heating expense		13,374	33,431	46,805
Repairs and maintenance expense		112,272	1,888,331	2,000,603
Ordinary development expense		139,705	358,026	497,731
Travel expense		12,278	58,529	70,807
Clothing expense		3,561	5,629	9,190
Survey and analysis expense		777	2,805	3,582
Membership fee		1,317	12,680	13,997
Others		97,634	892,340	989,974

	~~W~~	2,159,383	69,980,493	72,139,876

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

43.	Earnings (Losses) Per Share

(1)	Basic earnings (losses) per share for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In Won	September 30, 2024			September 30, 2023
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Basic earnings (losses) per share	~~W~~	2,881	3,857	1,237	(9,433)

(2)

Profit (loss) for the periods and the weighted average number of common shares used in the calculation of basic earnings (losses) per share for each of the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won except number of shares	September 30, 2024			September 30, 2023
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Profit (loss) attributable to controlling interest	~~W~~	1,849,337	2,475,886	793,947	(6,055,340)
Profit (loss) used in the calculation of total basic earnings (losses) per share		1,849,337	2,475,886	793,947	(6,055,340)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings (losses) per share for each of the three and nine-month periods ended September 30, 2024 and 2023 is as follows:

In number of shares	September 30, 2024		September 30, 2023
Type	Three- month period ended	Nine— month period ended	Three- month period ended	Nine— month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)

There are no potential dilutive instruments, thus diluted earnings (losses) per share are same as basic earnings (losses) per share for each of the three and nine-month periods ended September 30, 2024 and 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Total borrowings and debt securities	~~W~~	132,144,802	133,631,830
Cash and cash equivalents		3,664,577	4,342,887

Net borrowings and debt securities		128,480,225	129,288,943

Total equity		39,676,572	37,264,750

Debt to equity ratio		323.82%	346.95%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	3,664,577	4,342,887
Financial assets at fair value through profit or loss (*1)		3,690,825	2,590,228
Derivative assets (trading)		891,828	730,948
Financial assets at fair value through other comprehensive income (debt securities)		4,627	4,627
Financial assets at amortized cost		50,679	38,843
Loans		954,609	988,331
Long-term/short-term financial instruments		1,695,317	1,412,315
Derivative assets (applying hedge accounting)		330,233	269,446
Trade and other receivables		13,401,637	14,179,322
Financial guarantee contracts (*2)		4,552,588	4,399,189

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the nine-month period ended September 30, 2024, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won		September 30, 2024			December 31, 2023
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	496,516	(433,776)	392,392	(361,359)
Discount rate	Increase (decrease) in defined benefit obligation		(416,715)	489,390	(371,103)	415,361

Changes in retirement benefit costs assuming a 1%p increase and decrease movements in discount rate on plan asset for each of the nine-month periods ended September 30, 2024 and 2023 are ~~W~~23,556 million and ~~W~~21,384 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2024 and December 31, 2023 are as follows:

Type	Accounts	September 30, 2024	December 31, 2023
PCBs	Inflation rate	2.40%	2.40%
	Discount rate	2.12%	2.12%
Nuclear plants	Inflation rate	1.91%	1.91%
	Discount rate	2.76%	2.76%
Spent fuel	Inflation rate	1.91%	1.91%
	Discount rate	2.49%	2.49%
Radioactive waste	Inflation rate	3.89%	3.89%
	Discount rate	3.65%	3.65%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won		September 30, 2024			December 31, 2023
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(80)	80	(123)	123
	Nuclear plants		(452,019)	468,597	(418,570)	432,847
	Spent fuel		(129,736)	130,428	(130,065)	130,761
	Radioactive waste		(12,938)	13,072	(13,538)	13,683
Inflation rate	PCBs		80	(80)	123	(123)
	Nuclear plants		511,818	(494,252)	458,047	(443,531)
	Spent fuel		133,589	(128,282)	133,931	(128,607)
	Radioactive waste		13,461	(13,341)	13,291	(13,174)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2024 and December 31, 2023 are as follows:

In thousands of foreign currencies	Assets			Liabilities
Type	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
AED	21,227	24,441	4,359	18,143
AUD	29	4,310	299,990	299,795
BDT	2,256	2,260	—	—
BWP	775	777	—	—
CAD	11	—	—	—
CHF	—	—	99,882	499,930
DOP	1,796	—	—	—
EGP	163,610	1,665	—	1,941
EUR	1,274	12,259	83,490	81,744
GBP	107	75	—	—
HKD	—	—	5,295,199	5,079,189
IDR	41,240,621	25,567,281	3,480,935	2,118,580
INR	1,219,695	1,663,705	293,300	387,947
JOD	862	569	57,364	68,448
JPY	11,358	921,120	6,130,456	8,692,604
KZT	1,510	1,510	—	—
MGA	5,778,115	3,545,076	316,268	495,288
MMK	188,021	199,518	—	—
MYR	2,805	2,805	—	—
PHP	27,385	98,154	—	6,750
PKR	68,668,654	75,206,354	10,418	55,531
SAR	1,106	937	—	—
SEK	—	—	449,290	452,309
SGD	184	279	77	2,191
USD	1,732,707	1,701,494	15,572,183	14,458,985
UYU	146,581	120,768	1,068	2,028
VND	848,471	848,242	90,450	—
ZAR	79,044	87,780	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2024 and December 31, 2023 is as follows:

In millions of Won	September 30, 2024			December 31, 2023
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,956,429)	1,956,429	(1,828,308)	1,828,308
Increase (decrease) of shareholder’s equity (*)		(1,956,429)	1,956,429	(1,828,308)	1,828,308

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2024 and December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of September 30, 2024, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won Type	September 30, 2024		December 31, 2023
Short-term borrowings	~~W~~	4,440,353	4,435,420
Long-term borrowings		9,388,364	7,766,588
Debt securities		315,310	305,602

	~~W~~	14,144,027	12,507,610

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 is as follows:

In millions of Won	September 30, 2024			December 31, 2023
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(106,080)	106,080	(125,076)	125,076
Increase (decrease) of shareholder’s equity (*)		(106,080)	106,080	(125,076)	125,076

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for each of the nine-month periods ended September 30, 2024 and 2023 is as follows:

In millions of Won	September 30, 2024			September 30, 2023
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	667,279	(667,279)	617,849	(617,849)
Increase (decrease) of shareholder’s equity (*)		667,279	(667,279)	617,849	(617,849)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities of non-derivative financial liabilities as of September 30, 2024 and December 31, 2023 in detail are as follows:

In millions of Won	September 30, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	52,380,437	28,776,142	35,385,844	31,714,178	148,256,601
Lease liabilities		596,612	501,643	1,185,953	1,587,316	3,871,524
Trade and other payables (*1)		7,814,133	382,637	860,110	579,315	9,636,195
Financial guarantee contracts (*2)		1,525,212	2,651,453	353,062	22,861	4,552,588

	~~W~~	62,316,394	32,311,875	37,784,969	33,903,670	166,316,908

In millions of Won	December 31, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	50,878,929	29,046,036	42,420,850	32,778,830	155,124,645
Lease liabilities		641,525	588,850	1,309,996	1,694,729	4,235,100
Trade and other payables (*1)		8,477,209	364,443	833,394	589,004	10,264,050
Financial guarantee contracts (*2)		121,415	2,546,689	1,645,488	85,597	4,399,189

	~~W~~	60,119,078	32,546,018	46,209,728	35,148,160	174,022,984

(*1)	Excludes lease liabilities.
(*2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2024 and December 31, 2023 are ~~W~~35,305 million and ~~W~~49,992 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities of non-derivative financial assets as of September 30, 2024 and December 31, 2023 in detail are as follows:

In millions of Won	September 30, 2024
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,664,577	—	—	—	3,664,577
Financial assets at fair value through other comprehensive income		—	—	—	637,378	637,378
Financial assets at amortized cost		40,844	9,835	—	—	50,679
Loans and receivables		126,958	407,155	347,671	111,408	993,192
Long-term/short-term financial Instruments		892,896	12,815	—	789,606	1,695,317
Financial assets at fair value through profit or loss		3,124,710	313,188	720,503	473,933	4,632,334
Trade and other receivables		11,264,662	1,127,205	1,124,587	—	13,516,454

	~~W~~	19,114,647	1,870,198	2,192,761	2,012,325	25,189,931

In millions of Won	December 31, 2023
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	4,342,887	—	—	—	4,342,887
Financial assets at fair value through other comprehensive income		—	—	—	502,443	502,443
Financial assets at amortized cost		28,905	9,938	—	—	38,843
Loans and receivables		139,168	465,666	411,100	8,872	1,024,806
Long-term/short-term financial Instruments		578,578	22	23	833,692	1,412,315
Financial assets at fair value through profit or loss		2,054,021	1,381	6,523	649,360	2,711,285
Trade and other receivables		11,990,515	911,822	1,292,539	1,280	14,196,156

	~~W~~	19,134,074	1,388,829	1,710,185	1,995,647	24,228,735

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(11,005)	(101,658)	(126,984)	(68,577)	(308,224)
- Hedging		—	(2,593)	—	(2,035)	(4,628)

	~~W~~	(11,005)	(104,251)	(126,984)	(70,612)	(312,852)

In millions of Won	December 31, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(22,571)	(11,566)	(201,590)	(130,119)	(365,846)
- Hedging		—	(4,680)	(13,243)	(5,641)	(23,564)

	~~W~~	(22,571)	(16,246)	(214,833)	(135,760)	(389,410)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	637,378	637,378	502,443	502,443
Derivative assets (trading)		891,828	891,828	730,948	730,948
Derivative assets (applying hedge accounting)		330,233	330,233	269,446	269,446
Financial assets at fair value through profit or loss		3,820,262	3,820,262	2,711,285	2,711,285

	~~W~~	5,679,701	5,679,701	4,214,122	4,214,122

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	50,679	50,679	38,843	38,843
Loans and receivables		954,609	954,609	988,331	988,331
Trade and other receivables		13,401,637	13,401,637	14,179,322	14,179,322
Long-term financial instruments		802,421	802,421	833,737	833,737
Short-term financial instruments		892,896	892,896	578,578	578,578
Cash and cash equivalents		3,664,577	3,664,577	4,342,887	4,342,887

	~~W~~	19,766,819	19,766,819	20,961,698	20,961,698

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	431,559	431,559	428,670	428,670
Derivative liabilities (applying hedge accounting)		4,628	4,628	23,564	23,564

	~~W~~	436,187	436,187	452,234	452,234

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,457,733	1,457,733	773,646	773,646
Unsecured bond		112,030,168	110,636,807	113,792,178	111,218,771
Lease liabilities		3,468,087	3,468,087	3,807,880	3,807,880
Unsecured borrowings		18,629,332	18,583,908	19,062,162	19,061,348
Trade and other payables (*)		9,636,195	9,636,195	10,264,050	10,264,050
Overdraft		27,569	27,569	3,844	3,844

	~~W~~	145,249,084	143,810,299	147,703,760	145,129,539

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of September 30, 2024 and December 31, 2023 are as follows:

Type	September 30, 2024	December 31, 2023
Derivatives	0.44% ~ 16.89%	0.93% ~ 10.36%
Borrowings and debt securities	0.75% ~ 5.84%	0.96% ~ 5.84%
Leases	0.00% ~ 17.30%	0.00% ~ 17.03%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	412,061	—	225,317	637,378
Derivative assets		—	1,222,061	—	1,222,061
Financial assets at fair value through profit or loss		—	3,813,409	6,853	3,820,262

	~~W~~	412,061	5,035,470	232,170	5,679,701

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	436,187	—	436,187

In millions of Won	December 31, 2023
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	285,054	—	217,389	502,443
Derivative assets		—	1,000,394	—	1,000,394
Financial assets at fair value through profit or loss		—	2,704,550	6,735	2,711,285

	~~W~~	285,054	3,704,944	224,124	4,214,122

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	452,234	—	452,234

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes in non-derivative financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

In millions of Won	September 30, 2024
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,735	—	—	118	—	—	6,853
Financial assets at fair value through other comprehensive income Unlisted securities		212,762	4,000	—	(174)	—	4,102	220,690
Debt securities		4,627	—	—	—	—	—	4,627

In millions of Won	December 31, 2023
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,329	—	270	136	—	—	6,735
Financial assets at fair value through other comprehensive income Unlisted securities		202,243	9,550	—	5,445	(5,332)	856	212,762
Debt securities		529	4,080	—	18	—	—	4,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

45.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business (BOT) in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 – 2048) after subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of September 30, 2024 are as follows:

In millions of Won

Type	Amounts
Less than 1 year	~~W~~	33,027
1 ~ 2 years		33,067
2 ~ 3 years		33,109
Over 3 years		513,368

	~~W~~	612,571

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

45.	Service Concession Arrangements, Continued

(2)	CPPAg Power Generation

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of September 30, 2024 are as follows:

In millions of Won

Type	Amounts
Less than 1 year	~~W~~	77,674
1 ~ 2 years		77,674
2 ~ 3 years		77,674
Over 3 years		875,852

	~~W~~	1,108,874

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties

(1)	The Group’s related parties as of September 30, 2024 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (167 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, Sprott Chile Solar I SpA

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(1)	The Group’s related parties as of September 30, 2024 are as follows, continued:

Type	Related party
Associates (95 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd.

Joint ventures (115 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd., Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc.

Others (2 others)	Korea Development Bank, KEPCO Lebanon SARL

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

<Sales and Others>

In millions of Won		Sales and others
Company name	Transaction type	September 30, 2024		September 30, 2023
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	109,801	103,290
Goseong Green Power Co., Ltd.	Electricity sales		471,955	669,373
Dongducheon Dream Power Co., Ltd.	Electricity sales		8,271	10,682
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		44,906	45,535
S-Power Co., Ltd.	Service		1,471	3,629
GS Donghae Electric Power Co., Ltd.	Electricity sales		6,289	13,860
Gangneung Eco Power Co., Ltd.	Fuel sales		340,700	757,624
Korea Electric Power Industrial Development Co., Ltd.	Service		9,195	8,740
Daeryun Power Co., Ltd.	Electricity sales		2,688	2,361
PT. Bayan Resources TBK	Others		82,764	213,968
Korea Power Exchange	Service		54,115	39,594
Chuncheon Green Energy Co., Ltd.	Electricity sales		6,590	57
Go deok Clean Energy Co., Ltd.	Electricity sales		9,286	1
KPE Green Energy Co., Ltd.	Others		105	90
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		4,394	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		2,330	2,486
Busan Green Energy Co., Ltd.	Electricity sales		7,493	7,603
Bitgoel Eco Energy Co., Ltd.	Electricity sales		3,008	1,167
Noeul Green Energy Co., Ltd.	Electricity sales		5,039	6,799
Hyundai Eco Energy Co., Ltd.	Electricity sales		742	1,144
Gangwon Wind Power Co., Ltd.,	Electricity sales		1,668	2,424
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,220	1,734
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		732	2,226
Others (Muan Sunshine Solar Power Plant Co., Ltd. and 44 others)	Electricity sales		34,006	51,501

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		745	1,881
Daegu Green Power Co., Ltd.	Electricity sales		1,356	1,252
Daesan Green Energy Co., Ltd.	Electricity sales		228	621
Seokmun Energy Co., Ltd.	Electricity sales		1,506	1,390
Yeongam Solar Power Co., Ltd.	Electricity sales		406	979
Cheongju Eco Park Co., Ltd.	Electricity sales		196	6,190
KEPCO SPC Power Corporation	Others		30,039	894
Cheongna Energy Co., Ltd.	Others		26,308	16,743
Yeonggwang Wind Power Co., Ltd.	Electricity sales		727	704
Eumseong Eco Park Co., Ltd.	Electricity sales		15	6
Seungmun Green Energy	Electricity sales		48	—
Solaseado Solar Power Co., Ltd.	Electricity sales		1,413	1,420
KAPES, Inc.	Others		1,437	1,509
Kelar S.A.	Others		16,426	16,872
PT. Tanjung Power Indonesia	Others		8,640	12,778
Amman Asia Electric Power Company	Others		19,677	16,324
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,519	1,463
Goheung New Energy Co., Ltd.	Service		2,401	2,412
Bitsolar Energy Co., Ltd.	Electricity sales		375	428
KW Nuclear Components Co., Ltd.	Service		1,370	1,320
Others (Busan Shinho Solar Power Co., Ltd. and 58 others)	Electricity sales		241,946	497,093

<Others>
Korea Development Bank	Electricity sales		4,334	4,091
	Interest income		9,909	3,422

		~~W~~	1,579,789	2,535,680

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for each of the nine-month periods ended September 30, 2024 and 2023 are as follows, continued:

<Purchase and Others>

In millions of Won		Purchase and others
Company name	Transaction type	September 30, 2024		September 30, 2024
<Associates>
Korea Gas Corporation	Fuel purchase	~~W~~	5,284,239	7,348,577
Goseong Green Power Co., Ltd.	Electricity sales		910,295	1,278,272
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,110,898	1,404,503
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		635,098	855,542
S-Power Co., Ltd.	Service		578,110	769,825
GS Donghae Electric Power Co., Ltd.	Electricity sales		418,885	700,628
Gangneung Eco Power Co., Ltd.	Others		1,013	5,303
Korea Electric Power Industrial Development Co., Ltd.	Service		230,003	204,369
Daeryun Power Co., Ltd.	Electricity sales		217,285	276,218
PT. Bayan Resources TBK	Others		86,964	64,055
Korea Power Exchange	Service		70,782	74,533
Chuncheon Green Energy Co., Ltd.	Electricity sales		40,715	—
Go deok Clean Energy Co., Ltd.	Electricity sales		27,325	—
KPE Green Energy Co., Ltd.	Others		31,603	46,442
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		26,123	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		26,372	29,086
Busan Green Energy Co., Ltd.	Electricity sales		20,975	17,608
Bitgoel Eco Energy Co., Ltd.	Electricity sales		24,847	20,687
Noeul Green Energy Co., Ltd.	REC Purchase		15,229	6,556
Hyundai Eco Energy Co., Ltd.	Electricity sales		18,560	20,094
Gangwon Wind Power Co., Ltd.,	Electricity sales		17,070	24,160
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		16,383	17,864
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		14,113	11,759
Others (Muan Sunshine Solar Power Plant Co., Ltd. and 44 others)	Electricity sales		82,961	77,990

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		333,792	459,613
Daegu Green Power Co., Ltd.	Electricity sales		257,141	274,920
Daesan Green Energy Co., Ltd.	Electricity sales		129,029	104,425
Seokmun Energy Co., Ltd.	Electricity sales		40,800	42,014
Yeongam Solar Power Co., Ltd.	Electricity sales		35,303	39,633
Cheongju Eco Park Co., Ltd.	Electricity sales		33,059	46,564
Cheongna Energy Co., Ltd.	Others		62	59
Yeonggwang Wind Power Co., Ltd.	Electricity sales		25,251	27,682
Eumseong Eco Park Co., Ltd.	Electricity sales		20,109	20,816
Seungmun Green Energy	Electricity sales		17,871	—
Solaseado Solar Power Co., Ltd.	Electricity sales		16,355	9,333
KAPES, Inc.	Others		15,880	19,112
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		9,604	10,513
Goheung New Energy Co., Ltd.	Service		7,699	2,841
Bitsolar Energy Co., Ltd.	Electricity sales		9,448	9,353
KW Nuclear Components Co., Ltd.	Service		6,880	9,505
Others (Busan Shinho Solar Power Co., Ltd. and 58 others)	Electricity sales		70,488	62,469

<Others>
Korea Development Bank	Interest expense		6,624	4,955

		~~W~~	10,941,243	14,397,878

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won		Receivables			Payables
Company name	Type	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	10,060	14,671	—	—
	Non-trade receivables and others		—	12,513	—	—
	Trade payables		—	—	639,757	480,974
	Non-trade payables and others		—	—	1,061	1,378
Goseong Green Power Co., Ltd.	Trade receivables		20,362	55,719	—	—
	Non-trade receivables and others		303	15	—	—
	Trade payables		—	—	102,892	120,270
	Non-trade payables and others		—	—	45,745	48,621
Dongducheon Dream Power Co., Ltd.	Trade receivables		409	2,573	—	—
	Non-trade receivables and others		272	478	—	—
	Trade payables		—	—	109,266	117,975
	Non-trade payables and others		—	—	27	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,683	1,814	—	—
	Non-trade receivables and others		3,139	4,933	—	—
	Trade payables		—	—	80,148	86,801
	Non-trade payables and others		—	—	138	385
GS Donghae Electric Power Co., Ltd.	Trade receivables		22	159	—	—
	Non-trade receivables and others		109	169	—	—
	Trade payables		—	—	72,705	72,951
	Non-trade payables and others		—	—	64	125
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		38,831	32,720	—	—
	Non-trade payables and others		—	—	5,769	3,642
S-Power Co., Ltd.	Trade receivables		176	213	—	—
	Non-trade receivables and others		54	53	—	—
	Trade payables		—	—	29,133	79,459
	Non-trade payables and others		—	—	19	—
Gangneung Eco Power Co., Ltd.	Trade receivables		28,500	59,623	—	—
	Non-trade payables and others		—	—	477	94
Noeul Green Energy Co., Ltd.	Trade receivables		5	6	—	—
	Non-trade receivables and others		23,343	18,356	—	—
	Non-trade payables and others		—	—	3,471	3,005
Others (Daeryun Power Co., Ltd. and 39 others)	Trade receivables		4,166	5,560	—	—
	Non-trade receivables and others		35,630	89,818	—	—
	Trade payables		—	—	52,541	83,975
	Non-trade payables and others		—	—	26,505	23,771

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won		Receivables			Payables
Company name	Type	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Trade receivables	~~W~~	—	239	—	—
	Non-trade receivables and others		195	165	—	—
	Trade payables		—	—	37,458	79,117
	Non-trade payables and others		—	—	2	2
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		46	84	—	—
	Non-trade receivables and others		10,218	10,779	—	—
	Trade payables		—	—	12,487	721
	Non-trade payables and others		—	—	14,039	14,193
Kelar S.A.	Trade receivables		3,106	3,055	—	—
	Non-trade receivables and others		31,029	26,576	—	—
Amman Asia Electric Power Company	Trade receivables		1,992	2,469	—	—
	Non-trade payables and others		—	—	21,924	22,395
Daegu Green Power Co., Ltd.	Trade receivables		154	122	—	—
	Non-trade receivables and others		70	55	—	—
	Trade payables		—	—	20,402	32,222
Others (Cheongju Eco Park Co., Ltd. and 50 others)	Trade receivables		220,419	176,111	—	—
	Non-trade receivables and others		32,959	36,892	—	—
	Trade payables		—	—	22,278	30,321
	Non-trade payables and others		—	—	1,205	4,916

<Others>
Korea Development Bank	Non-trade receivables and others	~~W~~	34,602	33,140	—	—
	Non-trade payables and others		—	—	4,498	147
	Derivatives and others		74,090	45,898	56,339	72,050
KEPCO Lebanon SARL	Trade receivables		75	75	—	—

		~~W~~	576,020	635,054	1,360,350	1,379,510

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from the related party transactions as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	32,153	336	—	—	32,489
	(Allowance for doubtful accounts)		(25,543)	(336)	—	(6,610)	(32,489)
Associates	Nepal Water & Energy Development Company Private Limited		18,052	—	(18,052)	—	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		23,337	—	—	546	23,883
Associates	PT. Cirebon Energi Prasarana		35,542	—	—	2,369	37,911
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		9,525	—	—	(491)	9,034
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		30,885	—	(3,195)	—	27,690
Associates	Saemangeum Sebit Power Plant Co., Ltd.		28,970	—	(1,060)	—	27,910
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		10,589	1,613	—	228	12,430
Joint ventures	Horus Solar, S.A. de C.V.		11,199	798	—	281	12,278
Joint ventures	Sunmex Renovables, S.A. de C.V.		17,210	1,026	—	427	18,663
Joint ventures	Kelar S.A.		40,985	—	(11,479)	1,382	30,888
Joint ventures	DE Energia SpA		7,386	—	—	173	7,559
Joint ventures	Daehan Wind Power PSC		14,872	—	—	348	15,220
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,411	—	—	80	2,491
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		189,991	—	(43,906)	5,266	151,351
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		9,963	—	—	(9,963)	—
Joint ventures	Guadalupe Solar SpA		3,161	—	(142)	77	3,096
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		64,318	1,249	—	2,848	68,415
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	—	35,210
	(Allowance for doubtful accounts)		(35,210)	—	—	—	(35,210)
Joint ventures	S-Power Chile SpA		258	—	—	6	264
Joint ventures	Omisan Wind Power Co., Ltd.		—	5,069	—	—	5,069
Others	KEPCO Lebanon SARL		3,834	—	—	—	3,834
	(Allowance for doubtful accounts)		(3,834)	—	—	—	(3,834)

		~~W~~	567,686	9,755	(77,834)	(3,033)	496,574

(6)	Borrowings arising from the related party transactions as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	85,103	—	(5,300)	1,388	81,191
	Others		1,758	—	(252)	—	1,506
	Operating funds		120,000	308,392	(409,287)	(422)	18,683
	Syndicated Loan		10,948	—	(989)	110	10,069
	EBL and others		108,212	11,282	—	1,551	121,045

		~~W~~	326,021	319,674	(415,828)	2,627	232,494

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2024 are as follows:

In millions of Won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 40,738	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,992,249	FAB and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 50,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 15,600	ING Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 39,695	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 92,268	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,503	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 55,668	Kookmin Bank and others
		Debt guarantees	KRW 20,300	HY western 1st co., Ltd
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 5,009	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 350	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 150,618	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,234	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 7,246	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 8,475	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 1,027	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2024 are as follows, continued:

In millions of Won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 634	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 10,234	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 1,175	Hana Bank and others
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 346	Hana Bank and others
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 23,576	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,620	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 10,068	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,804	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,826	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 17,923	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,565	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,622	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 276,072	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,657	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 25,332	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 24,825	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 20,354	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 87,736	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 43,954	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co. Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 11,975	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,159	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2024 are as follows, continued:

In millions of Won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 13,752	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 8,053	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,911	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 12,432	Hana Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 799	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 3,274	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 28,671	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 30,135	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 33,930	Hana Bank, MUFG
		Payment guarantees (*12)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 17,868	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,004	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,396	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees (*7)	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 15,167	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 40,839	IBK and others
		Performance guarantees and guarantees for supplemental funding (*1)	KRW 30,000
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 6,769	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 6,901	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 3,906	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 2,860	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 9,292	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 9,363	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,316	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 140,382	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 2,150	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 1,853	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 372	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 2,300	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 1,674	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 21	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 116,547	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,483	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,716	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	PT. Cirebon Energi Prasarana	Debt guarantees	USD 9,290	Mizuho Bank
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	—	IBK
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 225	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,166	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,739	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 3,057	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2024 are as follows, continued:

In millions of Won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,628	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,244	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 34	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 507	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 573	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 10,743	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,068	Templeton Hana Asset
		Guarantees for supplemental funding (*1)	—	Management Co., Ltd.
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 28,178	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 846	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH Investment & Securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,103	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 16,603	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 268,933	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 241,890	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,775	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,990	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,061	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,587	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 10,485	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,755	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 16,247	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 2,727	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 6,666	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,959	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,437	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2024 are as follows, continued:

In millions of Won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,855	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 17,954	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,154	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	—	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 8,208	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 7,137	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Samcheok Eco Materials Co., Ltd., an associate of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of September 30, 2024, derivative liabilities of ~~W~~18,753 million were recognized in relation to this obligation.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~12,198 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).
(*7)

The Group has entered into an agreement to settle and pay the estimated loss amount in case damages occur in relation to the fulfillment of the mandatory supply volume according to the mandatory supply agreement for coal ash.

(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.
(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd. As of September 30, 2024, the book value of the securities is ~~W~~43,950 million.

(*11)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*12)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.
(*14)	The payment guarantee related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(8)	Guarantees received from the related parties as of September 30, 2024 are as follows:

In millions of Won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	475
	Performance guarantees		2,305
	Advance payment guarantee		135,598

(9)	Derivatives transactions with the related parties as of September 30, 2024 are as follows:

(i) Currency Swap

In millions of Won and thousands of foreign currencies except contract exchange rate information
		Contract amounts			Contract interest rate per annum		Contract exchange
							rate
Counterparty	Contract year	Pay		Receive	Pay	Receive	(in Won)
Korea Development Bank	2020~2025	~~W~~	241,320	USD 200,000	0.54%	1.13%	~~W~~	1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

46.	Related Parties, Continued

(9)	Derivatives transactions with the related parties as of September 30, 2024 are as follows, continued:

(ii) Currency forward

In millions of Won and thousands of foreign currencies
			Contract amounts			Contract exchange
						rate
Counterparty	Contract date	Maturity date	Pay		Receive	(in Won)
Korea Development Bank	2024.09.12	2024.10.11	~~W~~	10,697	USD 8,000	~~W~~	1,337.10
	2024.08.08	2024.11.06		13,708	USD 10,000		1,370.75

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of Won	September 30, 2024			September 30, 2023
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	218	858	202	661
Employee benefits		10	22	6	31

	~~W~~	228	880	208	692

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won
Transactions	September 30, 2024		September 30, 2023
Transfer from construction-in-progress to other assets	~~W~~	10,031,412	6,774,264
Recognition of asset retirement cost and related provision for decommissioning costs		1,269,781	256,171
Transfer from provision for disposal of used nuclear fuel to accrued expenses		369,208	292,751
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		24,194,581	17,132,084
Transfer from inventory to stored nuclear fuel		922,671	715,138
Recognition of right-of-use assets and others		65,308	253,495

(2)	Changes in liabilities incurred from financing activities for each of the nine-month periods ended September 30, 2024 and 2023 are as follows:

In millions of Won	September 30, 2024
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	133,631,830	(1,863,188)	—	376,160	132,144,802
Lease liabilities		3,807,880	(473,425)	70,784	62,848	3,468,087
Derivative liabilities (assets), net		(554,146)	330,937	—	(562,665)	(785,874)

	~~W~~	136,885,564	(2,005,676)	70,784	(123,657)	134,827,015

In millions of Won	September 30, 2023
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	120,605,365	12,389,908	—	1,041,377	134,036,650
Lease liabilities		4,163,143	(455,846)	247,552	57,735	4,012,584
Derivative liabilities (assets), net		(591,470)	152,568	—	(790,198)	(1,229,100)

	~~W~~	124,177,038	12,086,630	247,552	308,914	136,820,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,226	417
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		—	—	51,796	20,661
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	13,476	35,136	20,370
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of GIS (362kV, 6300A, 63kA) Type 19 – Shinyangsan S/S		—	—	32,460	5,635
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	22,360	32,090	26,742
System stabilization ESS equipment (Bubuk S/S) Type 1		222,300	47,062	222,300	145,014
System stabilization ESS equipment (Shinnamwon S/S) Type 1		—	—	211,500	130,169
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	73,104	18,604
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipment		—	—	67,996	39,971
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		—	—	36,103	—
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,403	12,095
System stabilization ESS equipment (Hamyang S/S) Type 1		35,697	12,268	35,609	12,870
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		59,925	43,308	—	—
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		32,214	17,285	—	—
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		39,060	39,060	—	—
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		40,933	40,933	—	—
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		40,323	40,323	—	—
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,130	40,130	—	—
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	—	—
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,600	37,600	—	—
Construction of Saeul Units (#3,4)		9,800,424	232,842	9,800,424	1,113,349
Construction of Shin-Hanul Units (#1,2) (*)		10,702,915	—	10,592,760	—
Construction of Shin-Hanul Units (#3,4)		11,680,361	10,406,739	11,680,361	10,935,737
Other 40 contracts		1,692,629	1,373,019	1,631,574	1,133,467
Purchase of main equipment for Jeju LNG Combined		—	—	166,287	—
Purchase of equipment for the construction project of Boryeong indoor coal storage yard		335,949	227,472	334,932	279,920
Purchase of main machine for Boryeong New Complex Unit 1		281,600	192,454	281,600	228,053
Boryeong New Complex Unit 1 Construction Project		196,153	158,653	186,358	186,358
Service of designing Taean Units (#9,10)		112,909	12,468	112,909	12,468
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,495	15,603	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		220,864	101	220,864	214
Construction of Gimpo combined heat & power plant		217,743	15,894	211,372	13,960
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		198,029	42,316	197,983	193,578
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	14,772	65,918	45,299

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2024 and December 31, 2023 are as follows, continued:

In millions of Won	September 30, 2024			December 31, 2023
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Construction of Gumi natural gas power plant	~~W~~	230,657	122,788	210,393	173,350
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	39,062	70,620	61,799
Construction of Gongju natural gas power plant		203,849	203,849	—	—
Purchase of natural gas main machine and accessories at Gongju natural gas power plant		304,641	274,536	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		322,558	5,732	312,150	5,682
Purchase of main equipment for Namjeju		140,144	—	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	5,264	234,392	8,342
Purchase of Hadong thermal power indoor carboniferous plant		167,259	—	167,259	48,495
Purchase of phase 2 power generation facility for Yeongwol fuel cells		88,428	—	86,350	219
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		82,395	—	81,960	18,290
Purchase of Samcheok hydrogen compound co-firing facility infrastructure		128,820	123,778	—	—
Construction of Andong Combined Unit 2 Power Plant		181,593	181,593	—	—
Purchase of main equipment for Andong Combined Unit 2		253,065	203,985	—	—

(*)

As of September 30, 2024, the commitment amounts include the value of Shin-Hanul Unit #1, construction of which was completed during the year ended December 31, 2022. In addition, Shin-Hanul Unit #2 is in commercial operation as of September 30, 2024.

(2)	As of September 30, 2024, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2024 ~ 2033	22,282 Ton U3O8
Conversion	2024 ~ 2030	14,391 Ton U
Enrichment	2024 ~ 2035	26,943 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 817 Ton U (contract periods: 2014 ~ 2031).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of September 30, 2024 and December 31, 2023 are as follows:

In millions of Won	September 30, 2024			December 31, 2023
	Number of cases	Amount		Number of cases	Amount
As the defendant	724	~~W~~	860,335	666	~~W~~	805,227
As the plaintiff	254		767,525	268		571,593

As of September 30, 2024, there are 3 ongoing litigations and 3 arbitration case between consolidated entities.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

There are multiple ongoing litigations against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected litigations. Accordingly, the Group recognized ~~W~~39,065 million as litigation provisions in relation to the litigation as of September 30, 2024.

2)	There are 21 arbitration cases pertaining to the Group as of September 30, 2024 and the significant arbitration cases are as follows:

i)

The Group filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Group is subject to nuclear power plant export control procedures or not. As of September 30, 2024, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

ii)

Hitachi Energy Sweden filed an arbitration against the Group regarding the request for additional payment due to the increase in capacity of some facilities and the withdrawal of liquidated damage in relation to Shin Young-ju and Shin Jecheon substation TCSC construction projects. The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of September 30, 2024.

iii)

Hyosung Heavy Industries Co., Ltd. filed an arbitration against the Group regarding the request for payment of a new transformer replacing the defective transformer in connection with the transformer supply contract of the Bukdangjin substation. The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of September 30, 2024.

iv)

Samsung C&T consortium (Samsung C&T Co., Ltd., Doosan Enerbility Co., Ltd., and Hanwha Co., Ltd.) filed an arbitration application against the Group to National Contract Dispute Mediation Committee regarding the adjustment of the contract amount related to the main facility construction of Saeul Units 3 and 4 (formerly, Shin-Kori Nuclear Power Units 5 and 6). The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of September 30, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2024 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of September 30, 2024.

2)

The Group has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,119 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 4,716 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)	The Group has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electric Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

9)

The Group has provided Nonghyup Bank a debt guarantee up to USD 4,483 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

10)

The Group has provided Nonghyup Bank a debt guarantee up to USD 9,290 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Energi Prasarana in Indonesia.

11)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

12)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

13)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

14)	The Group has provided Hana Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

15)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2024 are as follows, continued:

16)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

17)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

18)	The Group has provided joint guarantee for ~~W~~1,641 million guarantee insurance contracted by Haetbyeotgil Sunlight Co., Ltd.

19)	The Group has provided USD 38,054 thousand for a debt guarantee to First Abu Dhabi Bank PJSC, to guarantee the payment of capital-linked borrowings of Amaala Sustainable Company for Energy, LLC.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of September 30, 2024 are as follows:

In millions of Won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	2,260,500
Limit amount available for CP	Hana Bank and others	KRW	7,100,000
General Loan, etc.	Kookmin Bank and others	KRW	4,400,000
Limit amount available for card	Hana Bank and others	KRW	47,424
Loan limit	Korea Development Bank and others	KRW	2,692,610
	DBS Bank and others	USD	1,842,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,244,671
	Kookmin Bank and others	EUR	37,666
	Shinhan Bank	JPY	715,837
Performance bond	Hana Bank and others	KRW	239,214
	First Abu Dhabi Bank and others	USD	1,028,770
	Korea Development Bank and others	JPY	620,000
	Hana Bank	EUR	12,106
	Hana Bank	INR	67,944
	Hana Bank	OMR	6,250
	First Abu Dhabi Bank	AED	52,500
	Hana Bank	SAR	4,151
Certification of bidding	Korea Software Financial Cooperative	KRW	42,963
	Hana Bank and others	USD	10,200
	Export-Import Bank of Korea	EUR	10,000
	Shinhan Bank	QAR	11,250
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	57,670
	Hana Bank and others	USD	674,507
	Saudi National Bank	SAR	23,500
	Hana Bank and others	MXN	21,597
Others (*)	Nonghyup Bank and others	KRW	325,964
	Nonghyup Bank and others	USD	315,368
	Standard Chartered	AED	50
Secured loan of credit sales	Nonghyup Bank and others	KRW	271,000
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	135,000
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,819,409
Trade finance	DBS Bank and others	USD	850,000

(*)	As of September 30, 2024, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank, and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of September 30, 2024, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of Won and thousands of foreign currencies

Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*1, 2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	231,538	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	159,000	Collateral for borrowings (*1, 2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*1, 2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	1,800	Collateral for borrowings (*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	54,000	Collateral for borrowings (*2)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings (*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings (*2)
Chitose Solar Power Plant LLC	Korea Development Bank	Property, plant and equipment and others	USD	137,656	Collateral for borrowings (*2)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	93,392	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of September 30, 2024, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of September 30, 2024. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~60,199 million as of September 30, 2024, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~1,165 million and depreciation on the idle assets of ~~W~~2,747 million are recorded in other expenses for the nine-month period ended September 30, 2024. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of September 30, 2024.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of September 30, 2024. The book value of facility is ~~W~~11,460 million and trade receivables related to the companies residing in Gaeseong Industrial District have been fully written-off. As of September 30, 2024, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of September 30, 2024, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the ”Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

50.	Subsequent Events

(1)	Subsequent to September 30, 2024, KEPCO borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

In millions of Won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2024.10.04	2027.09.30	3M CD+0.50	~~W~~200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.
(2)

Subsequent to September 30, 2024, KEPCO and its subsidiary, Korea Southern Power Co., Ltd., issued bonds in Korean Won, for the purposes of operation, capital expenditure and debt repayment, and details related thereto are as follows:

In millions of Won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1424 Corporate bond	2024.10.02	2026.10.02	3.15	~~W~~400,000
	#1425 Corporate bond	2024.10.02	2029.10.02	3.23	300,000
	#1426 Corporate bond	2024.10.07	2026.10.07	3.25	300,000
	#1427 Corporate bond	2024.10.07	2027.10.07	3.27	400,000
	#1428 Corporate bond	2024.10.15	2026.10.15	3.23	200,000
	#1429 Corporate bond	2024.10.15	2027.10.15	3.23	300,000
	#1430 Corporate bond	2024.10.15	2029.10.15	3.30	200,000
	#1431 Corporate bond	2024.10.25	2027.10.25	3.20	400,000
	#1432 Corporate bond	2024.10.25	2029.10.25	3.28	300,000
	#1433 Corporate bond	2024.10.30	2026.10.30	3.27	400,000
	#1434 Corporate bond	2024.10.30	2029.10.30	3.32	300,000
	#1435 Corporate bond	2024.11.04	2026.11.04	3.27	300,000
	#1436 Corporate bond	2024.11.04	2027.11.04	3.26	400,000
	#1437 Corporate bond	2024.11.12	2026.11.12	3.23	300,000
	#1438 Corporate bond	2024.11.12	2027.11.12	3.21	200,000
	#1439 Corporate bond	2024.11.12	2029.11.12	3.26	200,000
Korea Southern Power Co., Ltd.	#76-1 Corporate bond	2024.10.04	2027.10.01	3.07	90,000
	#76-2 Corporate bond	2024.10.04	2029.10.04	3.17	60,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements, Continued

September 30, 2024 and 2023 (unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s interim consolidated statements of comprehensive income or loss prepared in accordance with KIFRS for each of the three and nine-month periods ended September 30, 2024 and 2023 to the operating profit or loss as presented in the Group’s interim consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of Won	September 30, 2024			September 30, 2023
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating profit (loss) on interim consolidated statements of comprehensive income (loss)	~~W~~	3,396,055	5,945,660	1,996,572	(6,453,385)
Add
Other income
Reversal of other provisions		1,332	23,746	11,168	34,501
Reversal of other allowance for doubtful accounts		—	—	487	487
Gains on government grants		—	—	61	193
Gains on assets contributed		24,585	28,724	46	15,840
Gains on liabilities exempted		127	288	80	755
Compensation and reparations revenue		12,574	67,382	30,535	66,085
Revenue from foundation fund		1	2	3	3
Rental income		45,583	153,119	51,659	159,417
Others		14,460	48,430	13,494	54,972
Other gains
Gains on disposal of property, plant and equipment		18,597	83,068	12,426	26,120
Gains on disposal of intangible assets		8	22	100	100
Gains on foreign currency translation		9,366	27,449	7,061	19,287
Gains on foreign currency transactions		28,261	59,099	30,519	97,863
Gains on insurance proceeds		2,604	3,411	221	221
Others		72,476	198,334	115,129	283,977
Deduct
Other expenses
Compensation and reparations expense		(3)	(138)	—	(3)
Accretion expenses of other provisions		(4,457)	(4,809)	(1,174)	(1,645)
Depreciation expenses on investment properties		(172)	(495)	(122)	(369)
Depreciation expenses on idle assets		(911)	(2,747)	(914)	(2,744)
Other bad debt expense		(3,796)	(11,799)	—	(8,584)
Donations		(16,069)	(154,388)	(17,121)	(118,545)
Others		(27,759)	(38,596)	(1,225)	(18,125)
Other losses
Losses on disposal of property, plant and equipment		(12,048)	(58,633)	(4,643)	(38,800)
Losses on disposal of intangible assets		—	(110)	(1)	(71)
Impairment loss on property, plant and equipment		—	—	—	(6,167)
Impairment loss on intangible assets		—	—	—	(283)
Losses on foreign currency translation		—	(5,217)	(2,872)	(13,236)
Losses on foreign currency transactions		(7,937)	(81,008)	(45,416)	(147,222)
Others		(29,054)	(100,246)	(42,211)	(148,538)

Adjusted operating profit (loss)	~~W~~	3,523,823	6,180,548	2,153,862	(6,197,896)